

07051632

P.E.
12/31/06
ARLS
RECD S.E.C.
APR 2 0 2007
1088

UNCONVENTIONAL WISDOM

BEST AVAILABLE COPY
PROCESSED
APR 2 7 2007
THOMSON
FINANCIAL

design. 2006 was a busy year, a year of promised action and significant change. We took significant steps to transform our business – just as we said we would. And we continue to change in dramatic ways.
At Neenah Paper, change is great.

look inside t
see how we hav
changed





(UN)
CONVENTIONAL
EVOLUTION

We're transforming, fast, and becoming much closer to the premium fine paper and technical products company we envision. 2006 brought great change, as we said good-bye to our operations in Terrace Bay and welcomed new team members in Germany.

Yet Neenah is still Neenah. We remain a unique company – committed to premium products and collaborative solutions, with world-class safety performance and financial returns unlike many others in our industry. Our legacy and our future are in exceptional quality, service and innovation, and not letting conventional thinking stand in our way.

Our path will not be the one of least resistance. We do what we think is right, challenge each other and work to make the future happen. That's our way. And, I hope you agree, we think it's working.

independent company, and Neenah is a great deal different than it was in November 2004—and ready for more. We believe we have what it takes to succeed: discipline, hard work and an uncommon sense of where we want to grow and what we need to do.

In 2006, we moved forward with strategic, complementary initiatives in a number of areas: divesting our Terrace Bay pulp operations, selling half a million acres of timberlands in Nova Scotia and acquiring FiberMark's German technical and specialty papers business. Our progress will continue in 2007, as we recently completed the purchase of Fox River, adding scale, well-known brands and the promise of important benefits as we combine Fox River with our existing fine paper business.

Neenah is not done growing. We'll continue to explore opportunities that create value and are the right fit with our businesses and skills. Because, while bigger is nice, *fitter* is better. That's how we will grow.

WE OPENED THE DOOR BEFORE OPPORTUNITY KNOCKED

look insi
to see where
invested


SAUSAGE&WÜRST
WÜRST



(UN)
CONVENTIONAL
INSIGHT

In pursuing acquisitions you can get bigger first, then work on getting better. Or, you can pursue focused expansion, seeking complementary strengths. And be advantaged from the get-go.

We see technical products as an opportunity space – collaborating with our customers to create and deliver unique products – with room to grow. We believe in this business and are investing in it. With the purchase of what is now Neenah Germany, we have nearly tripled the size of our technical products business and greatly expanded its product portfolio, global footprint, customer access and technological capabilities.

The acquisition gives us multiple opportunities to converge best practices and drive synergies where we overlap in products such as high-performance tape, abrasives and printing and coating substrates. It also provides a dynamic platform to merge and improve technologies in the pursuit of new areas of growth. And the acquisition expands the business into areas such as premium transportation filter media and nonwoven wall coverings that are both growing and profitable. We have quickly moved to reorganize the business into global product teams with one face to the customer. We are now bigger and *better.*

continue to be a detriment to our overall results, principally due to its high-cost position. We knew something had to be done, and done now. Our people looked diligently for creative ways to address the situation.

It's not often that it makes sense to make a sale where you pay the buyer, but in the case of Terrace Bay, this made sense. Ultimately, we were able to transfer the mill to a local forest products company that had the opportunity to integrate vertically and keep the mill operating. As part of the transfer, Neenah Paper paid the new owner funds that could be used to invest in the mill to make it more competitive and also made contributions to the employee pension plan. The result was a win for the employees, their towns, the buyer and for Neenah Paper shareholders. With this transaction, the profile of our entire company was significantly improved.

WE ACTED WHEN LESS WAS MORE PROFITABLE

look inside
see the forest
the tree



(UN)
CONVENTIONAL
TEAM

In Nova Scotia, our Pictou team understood the valuable asset that its one million acres of timberlands represented. But selling off woodlands would mean higher costs for Pictou's pulp mill.

The Pictou team quickly went to work to find ways to offset part of these cost increases. Confident in their plans, a decision was made to sell half of the woodlands and we were able to invest these proceeds in higher growth areas more aligned with our strategic priorities.

That sort of move takes being able to see the forest *and* the trees.



some see only the challenges of the paper industry, we still see opportunity. Neenah Paper has always stood apart. We have a *branded* fine paper business– often specified and specifically requested by designers and our customers. And we continually reinvest in our brands. We sell only premium paper. We'll probably never be your copy machine paper. But when the message is an important one, there is a good chance it will be on paper from Neenah.

Neenah Paper continues to lead the way in premium fine paper by combining choice in colors and textures with eco-friendly options, and by setting high standards of quality, performance and service. Our Neenah Green initiative is making it easier and simpler for our customers to do the right thing for the environment, and for them to reinforce their message with these communications.

And we push *beyond* the envelope. As the market leader in premium fine papers, we strive to *grow the category* by continually demonstrating how great paper can result in great communication.

AND WE THOUGHT OUTSIDE THE BOX BY TRULY THINKING: "OUTSIDE."

look inside to
see why the future is
bright ►


IT'S EASY
NEENAH

Now, let's talk business

RECEIVE $2.00 OFF
on your purchase of any of our ENVIRONMENT* brand papers when you place your order online at www.neenahpaper.com promo code #GREEN7
Expires June 30, 2007.

BEING GREEN








(UN) CONVENTIONAL COMMITMENT

Neenah Paper brings a "brighter shade of green" to the work of designers and the organizations they illuminate. Our ENVIRONMENT® brand makes the most explicit statement of a shared concern for the earth and sky and future generations, but it's not alone. Nearly all of our premium brands include papers capable of being produced with green energy and that have been certified by the Forest Stewardship Council (FSC), Green Seal and/ or the Rainforest Alliance's SmartWood program.

- We are the first premium paper company to have our writing brands watermarked with the FSC certification seal and Chain of Custody number.
- We are the first premium paper mill certified by the Chlorine Free Products Association that our 100% post-consumer recycled papers are Processed Chlorine Free (PCF).
- We are the largest purchaser of renewable energy in the state of Wisconsin, powering a portion of our mills in that state with Green-e certified renewable energy. This has earned Neenah Paper coveted recognition as a Leadership Club Member in the U.S. EPA Green Power Partnership.

It's *easy* being green. With Neenah.

2006 WAS A PIVOTAL YEAR FOR NEENAH PAPER, A YEAR OF STRATEGIC TRANSFORMATION. WE ARE VERY PROUD OF OUR PEOPLE FOR TAKING ON BIG CHALLENGES AND MAKING THE RIGHT THINGS HAPPEN.

We again improved safety. We successfully transferred our Terrace Bay pulp mill and monetized half of our Pictou woodlands. Our technical products capabilities and reach greatly expanded through an important acquisition, and this was followed by a significant purchase in fine paper in early 2007. We introduced grade line extensions in our fine paper offerings and launched our Neenah Green platform. We continue to deliver on an enterprise-wide Oracle system. Both our paper businesses grew their top lines and continued to provide attractive returns on capital.

What all of that activity adds up to: we are executing on our strategy and seeing results. In a very short time, we believe we've already become a much stronger company, poised for future growth.

STRATEGY ON POINT: BECOMING WHO WE SAID WE'D BE.

When Neenah became its own company in late 2004, we were a business with half of its revenues in pulp and half in paper. We said that we would change that mix, and become a premium paper and technical products company that could be far more than the sum of its parts. Look at us now. In 2005, over 50 percent of our net sales came from pulp. In 2007, we expect that around 80 percent of our sales will now come from our paper segments.

BUSINESS TRANSFORMATION NET SALES



WE SAID WE'D UNLOCK VALUE FROM OUR PULP OPERATIONS.

This was not easy. The year began with labor negotiations with our Terrace Bay woodlands operations employees at an impasse over necessary contract changes. We implemented these changes, which resulted in a strike by the woodlands workers and the mill being shut down in February. We then enacted strict controls over spending until the situation could be resolved. While looking at ways to control costs in the short term, we recognized that the fiber supply in Northern Ontario and other challenges inherent in pulp would make it difficult for us to create real long-term value there. While we might be able to improve the operation, it would still not generate required financial returns. Therefore we looked at other alternatives.

In August, our Terrace Bay operations were transferred to local forest products companies with the ability to integrate this business into their own operations. We paid $18 million as part of the transfer and also made contributions to the pension plan. By drawing down working capital, we helped pay for the one-time costs of the transaction. We implemented a tolling arrangement, so that Terrace Bay, under the new owners, would continue to supply its high-quality pulp to Kimberly-Clark under terms of the Pulp Supply Agreement and the mill would be able to continue to operate. We understand the very difficult times faced by the employees of Terrace Bay over the past year and wish them future success.

Our efforts to unlock value from pulp also extended to our Pictou operations in Nova Scotia. While we began the year with a million acres of timberlands, working with our Pictou team, we felt that half of these lands could be sold. The team committed to find ways to help offset some of the higher resulting fiber costs. Consequently, we sold 500,000 acres of woodlands in June for approximately $140 million, releasing value that we were able to use to finance our German acquisition.

The Pictou team has responded with tremendous focus on driving profitability and competitiveness. The mill set a number of productivity records in 2006. Cost-cutting initiatives – improving productivity and throughput, labor efficiencies and changes to existing fiber sourcing and supply chain – are underway to continue to help Pictou remain a cost competitive mill known for high quality northern bleached softwood kraft pulp.

WE SAID WE'D DRIVE SUSTAINABLE GROWTH.

In addition to unlocking value from pulp, we also said one of our strategic objectives was to drive sustainable growth. This growth would come both from our core fine paper and technical products businesses, as well as acquisitions, if attractive opportunities arose.

In our core businesses, we continued to lay the foundation for sustainable growth. We further enhanced our R&D capabilities, especially in technical products. We have made the investment, now we have to deliver. These efforts are starting to yield benefits as we enter into more joint development with customers and commercialize a greater stream of new or enhanced products. Fine paper also saw successes in 2006. We expanded our Neenah Green platform of premium fine papers and began to develop a presence in the retail channel. We launched, in an exclusive partnership with the Susan G. Komen Breast Cancer Foundation, a new retail line of stationery watermarked with the breast cancer awareness ribbon. A portion of each sale goes to the Foundation to support the fight against this terrible disease.

COMPARISON OF 25-MONTH CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on December 1, 2004 with dividends reinvested



Acquisitions were also completed to support future growth. The acquisition in October of FiberMark's German business adds new technologies and products as well as great talent and complementary strengths, and extends our franchise into new growing markets, such as filtration media. Our technical products business now has better scale in the global market, with an increased capability for delivering sustainable growth. As part of our business plan following the acquisition, we approved capital investments to increase capacity of filtration media and wall coverings. Each of these investments is expected to provide attractive financial returns.

*Defined Peer Group: Wausau Paper, International Paper, Bowater, Caraustar, Glatfelter and Schweitzer Mauduit.

We are equally excited about the acquisition of Fox River in 2007. This transaction gives us the ability to offer a broader array of premium branded products and better service to our customers, with added scale in the premium fine papers market. We also expect to create real value as we consolidate and optimize our combined operations and product portfolio.

In summary, both organically and through acquisitions, we believe we are now a stronger company with a greater ability to grow and better serve our customers.

WE SAID WE'D DELIVER ATTRACTIVE RETURNS TO YOU, OUR SHAREHOLDERS.

If we have the right strategy and execute with excellence, our shareholders should benefit. In 2006, investors recognized the transformation that occurred in Neenah Paper and our stock price increased 26 percent, well ahead of peer paper stocks and broad market indices. We continue to pay a steady dividend and work to ensure our actions remain closely aligned with shareholder interests. In fact, in 2007, we changed our performance-based compensation plan to include economic value created and total shareholder return as key measures.

2006 RESULTS

Industry conditions remained challenging in 2006, as input prices for raw materials and energy were again higher versus the prior year. Higher selling prices for pulp, while a boost to results for this segment and the company as a whole,

came with a corresponding negative impact in our paper businesses. Pulp profitability was also influenced by a six percent strengthening in the Canadian dollar. Nonetheless, each of our business segments delivered year-on-year growth in revenues. Operating margins, while reduced by the rapid run-up in input costs over the past two years, were helped by increased selling prices and active cost savings programs.

Fine Paper segment revenues increased one percent over 2005, with stable volumes and slightly higher selling prices. The business remained focused on sales of profitable premium branded products, which accounted for over 80 percent of volumes. Operating income for Fine Paper was $56 million, versus $58 million in the prior year. The lower profits resulted primarily from higher costs for pulp, labor and other raw materials, which could only be partly offset by higher selling prices and cost savings programs.

In Technical Products, base business net sales increased two percent compared to 2005, with volume growth in key product lines and selling price increases across all product lines. Including the results of Neenah Germany, sales increased 40 percent. Operating income in Technical Products fell $1.3 million from the previous year however, due primarily to higher costs for raw materials, labor and energy, as well as increased spending for research and development of new products.

Following the sale of Terrace Bay, our Pulp results are comprised of our Pictou operations, gains or losses on hedges and allocations of corporate costs. Pulp net sales were up three percent versus 2005, with a 10 percent increase in selling prices for softwood and two percent higher volumes. Partly offsetting were losses on pulp hedges in 2006 of more than $11 million. All of our pulp hedges expired as of December 2006. Operating results from pulp, excluding gains on the timberlands sale, were in line with the 2005 operating loss of $9 million. While results in 2006 benefited from higher selling prices and lower costs at Pictou; these were offset by a stronger Canadian dollar and increased hedging losses.

Results for Terrace Bay have been classified as discontinued operations and excluded from Pulp segment results for all periods presented. In 2006, net losses for Terrace Bay were $33 million, compared with a loss of $52 million in 2005. Results included the loss on transfer and non-cash charges for pension curtailment and settlement in 2006 and for asset impairment in 2005.

Overall, Neenah Paper is in sound shape financially. In fact, following the sale of Terrace Bay, our credit metrics are better than ever. Cash generated from operations was over $60 million in 2006 and year-end debt of $284 million was well within our targeted capital structure range. Return on capital, a key metric for how we measure our performance, more than doubled with our new business mix. Our businesses are poised to perform. And with Neenah Germany and Fox River, we have additional opportunities to drive profits and growth.

As for other activities, we successfully started up the first phase of Oracle, covering financial systems, in January 2006. In 2007, we began utilizing the full scope of the system, including order processing, operating and cost management at all our U.S. locations. This will support our ability to adopt consistent best practices and allow our teams to react even faster with better information.

OUR TRANSFORMATION CONTINUES.

Our team developed a sound strategy in 2005, the Board of Directors approved it, and our people began to make it happen. We're proud of our progress so far, but we are not done.

Our people remain energized by this continuing transformation, are excited by the future and embrace the tasks ahead. A lot of hard work got us here, and more will be needed to get us where we want to go.

Our strategy remains largely unchanged. Continue to transform into a leading premium fine paper and technical products company. Use our strengths in quality, service and innovation to drive growth in core businesses. Work closely with our customers on joint development activities. Support our brands. And provide attractive returns to our shareholders.

In Fine Paper, we continually invest in our brands and launch new lines. Neenah Green gives us a strong platform in the marketplace. We are also trying lots of new things – exploring retail, growing niches like packaging and wine labels, and exploring alternative channels to customers. Our goal remains to grow the segment. We have a very strong base business. And the recent acquisition of Fox River, will allow us to serve our customers better and more profitably.

In Technical Products, we acquired Neenah Germany and reorganized into five global business units – Filtration, Tape, Component Materials, Graphics and Identification, and Wall Covering. The combined businesses are acting as one with our customers. We strengthened our management depth and R&D capabilities and are now pursuing ways to leverage our combined technologies and expanded global presence to grow the business profitably. As part of our business plan for Neenah Germany, we are investing to expand capacity in both filtration media and nonwoven wall covering – both profitable growth businesses.

TECHNICAL PRODUCTS GLOBAL NET SALES



In Pulp, our operations remain focused on producing the best quality at lowest cost. Our Pictou team is making great strides in implementing changes to improve the mill's competitive position and to offset higher fiber costs following the sale of 500,000 acres of timberland. The team already has identified a number of initiatives to drive down costs via improved productivity and throughput, labor efficiencies and changes to existing fiber sourcing and the supply chain. We are implementing many of these in 2007.

As Neenah transforms into the company we envision, I continue to believe it all starts with the dramatic improvements our people have made in safety. Our reportable incident rate has dropped to less than 1.5 – very low in our industry, but a number we still seek to improve upon. The pride that this has generated carries over into all of the other aspects of how we operate. If we are not totally committed to sending home all employees as healthy and safe as when they arrive, we shouldn't expect them to respond to other needs and initiatives we have as a business.

FULL YEAR
INCIDENT RATE



EARNING AND KEEPING YOUR TRUST.

We understand the importance of generating profitable growth and employing our capital wisely, and that is what you, our shareholders, expect of us. Our job is to figure out how to make it happen and execute it well. That is what we are paid to do.

Customers also expect a lot from us, and that's how we like it. Our ability to deliver sets us apart. The Neenah experience is built around the power of premium performance and excellent customer care, this year and every year.

In the midst of a strategic transformation, Neenah is growing its market leadership in the premium paper and technical product markets. We have attractive margins and returns on a modestly growing base, with strong cash flows and a sound capital structure. We plan to maintain our track record of executing to deliver value.

2006 was a busy year – a transformative year. Thanks to our employees for making it happen, our Board for their support and guidance, and our shareholders for your continued investment.

Sean T. Erwin
Chairman, President and
Chief Executive Officer



VASAKRONAN

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TVÅ SJÖAR RUNT

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SPRUCE, DWARF ALBERTA
Picea glauca 'Conica'
$ 9.99



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eames

Singular finishes
Fresh colors
Recycled possibilities
Envelopes to match

WRITING, TEXT AND COVER

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classic columns

Bold Colors
XL Finish
Duplex and Heavy Weight
FSC and Chlorine Free Certified Papers

WRITING, TEXT, COVER AND ENVELOPES

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8" Sillcock

NEENAH PAPER

create impact.

A swatchbook featuring
CLASSIC COTTON
and CLASSIC CREST Papers

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ERFURT
Vliesfaser tapeten
Vliesfaser

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NEENAH PAPER

classic columns

Duke O'Brien's

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NEENAH PAPER
Premium Writing, Text, Cover & Envelope offerings:

CHIPCHART Legend

Neenah Paper manufactures an extensive array of essential products for everyday use and extraordinary occasions – from advanced auto filters and backing papers to high quality pulp to the greatest selection of premium uncoated papers on the market.

01 Neenah Germany – Automotive Fuel Filter

02 Neenah Germany – PRETEX® Sports Tag

03 Neenah Germany – Wet-Abrasive Sheet

04 Neenah Technical Products – KIMDURA® Tree Tag

05 Neenah Fine Paper – Neenah Bound Direct Mail Promotion

06 Neenah Fine Paper – Neenah Green Guide Promotion

07 Neenah Technical Products – Tape and Premask

08 Neenah Fine Paper – ENVIRONMENT® Papers Sample Book

09 Neenah Technical Products – Label & Tag Brochure

10 Neenah Germany – Base Papers for Coated Abrasives

11 Neenah Fine Paper – EAMES™ Paper Collection Sample Book

12 Neenah Germany – VARITESS® Nonwoven Wallpaper

13 Neenah Germany – Automotive Fuel Filter

14 Neenah Fine Paper – CLASSIC COLUMNS® Papers Sample Book

15 Neenah Germany – Fashion Catalog printed on NEOBOND® Print Media

16 Neenah Technical Products – Tag Sample

17 Neenah Fine Paper – Annual Report Kit

18 Neenah Fine Paper – Multi-grade Letterhead Kit

19 Pulp – Tissue Product

20 Neenah Technical Products – Tape

21 Neenah Technical Products – PREVAIL® Papers Promotional Binder

22 Neenah Fine Paper – CLASSIC CREST® Papers Letterhead Promotion

23 Neenah Fine Paper – Neenah Green Merchant Manual

24 Neenah Germany – Vacuum Cleaner Filter Media

25 Pulp – Pulp Sheets

26 Neenah Fine Paper – EAMES™ Paper Collection Promotion

27 Neenah Germany – Automotive Air Filter

28 Neenah Technical Products – PRETEX® Paper Map

29 Neenah Fine Paper – CLASSIC CREST® Papers Sample Book

30 Neenah Technical Products – Latex Polymer Impregnated Papers for Wood Veneer Backing

31 Neenah Technical Products – KIMDURA® Multi-Task Synthetic Paper Label

32 Neenah Fine Paper – Premium Writing, Text, Cover and Envelope Chip Chart

33 Neenah Fine Paper – CLASSIC COTTON® and CLASSIC CREST® Papers Sample Book

34 Neenah Germany – VARITESS® Nonwoven Wall Coverings Sample Book

35 Neenah Germany – Wall Covering Roll

36 Neenah Technical Products – Base Stock Product Label

37 Neenah Fine Paper – CLASSIC COLUMNS® Papers Promotion

38 Neenah Technical Products – Heat Transfer Product



In this diverse, global, business-to-business segment, we work closely with our customers to develop and manufacture a variety of highly specialized products. These products begin as papers and substrates, which can then be saturated, coated or otherwise modified for a variety of end-use markets.

Our markets include abrasives, tapes, labels, medical packaging, decorative components, furniture backing, heat transfer and, now with the addition of Neenah Germany, advanced transportation filtration media and nonwoven wall covering. We have organized into five global product groups: Filtration, Tape, Component Materials, Graphics and Identification, and Wall Covering.

The acquisition of Neenah Germany enhances the customer-focused strategy of this business, adding important positions in overlapping specialized abrasives and tapes while expanding our product portfolio, customer base, technical expertise and R&D support. Following the acquisition, important capital investments were approved to expand capacity and accelerate growth in higher-value filtration media and wall covering products.

Technology, best practices and customer intimacy create a preference for products of Neenah Paper in the marketplace. Increased investment in R&D is helping us to drive innovation and new product development. Specialized know-how and machine capabilities allow production of a variety of defensible, niche products. Organic growth comes from working closely with customers in product designs and upgrades to meet the needs of their end-users.

"We felt that Neenah Paper was the best possible strategic partner. The reputation of Neenah Paper in the marketplace, the opportunity to join our technologies and the solid financial situation of the company made it easy to put concerns to rest. The quick approvals of key expansion projects also set clear signals about growth expectations for Neenah Germany and willingness to invest in our businesses. Our teams have been working in close cooperation with our colleagues in Neenah to realize anticipated benefits and synergies, and we will work hard to meet the expectations of the company and its shareholders."

Dr. Walter Haegler
Managing Director,
Neenah Germany

TECHNICAL PRODUCTS U.S. NET SALES





Neenah sells branded, premium fine papers. Our brands enjoy high recognition and preference, due in part to relationships with the design community and our continual reinvestment in our brands.

Selective distribution sustains loyalty. Our fine papers are produced on some of the newest machines in the industry, purpose-built to ensure the best and most consistent formation and to enable a wide variety of colors and textures – because great colors and texture make for high-impact communication.

The Neenah Green platform for premium fine papers is bringing to market the story of our deep commitment to eco-friendly processes and products. Neenah also has launched a new retail line of stationery, watermarked with the breast cancer awareness ribbon, in an exclusive fund-raising partnership with the Susan G. Komen Breast Cancer Foundation.

Strong brands, outstanding paper quality, promotions and an uncompromising focus on customer service and support help Neenah Paper maintain a consistently strong position. The recent Fox River purchase strengthens these advantages and allows us to provide a broader array of premium branded products. Our strategy in this segment is to continue to launch new products and brand extensions, open new distribution channels and leverage our cost-effective asset base to drive growth.

DELIGHT LOVES COMPANY.

Clichés are true. Conventional wisdom works. But they rarely persuade or move people to action. To get more than a nod, to raise an eyebrow, to engage the imagination and alter a viewpoint and catalyze belief...you have to rise above the conventional, go beyond the ordinary and truly delight. That's why we encourage designers and their clients to: Always mix business with pleasure. With Neenah Paper.

FINE PAPER
NET SALES




CAT

Neenah's Pulp segment produces and sells primarily northern bleached softwood kraft pulp for use in manufacture of tissue and printing/writing papers.

Neenah's pulp operations are located in Nova Scotia, Canada. The operation includes our Pictou kraft pulp mill and about 500,000 acres of associated forest-lands. The location allows attractive shipping into northern Europe and eastern North America. The majority of our pulp production is sold to Kimberly-Clark Corporation tissue mills under a market-based pulp supply agreement.

To enhance the competitiveness of our pulp operations, the Pictou team has launched a series of cost-cutting initiatives – improving productivity and throughput, creating labor efficiencies and making changes to existing fiber sourcing and supply chain to drive profitability.

Like all of Neenah Paper, the Pulp business is very responsive to customer needs. Significant improvements have been made in bale quality – creating a more stable and uniform bale for improved shipping and customer handling. In addition, the mill now offers customers wireless bales which provide an easier and safer way for customers to process our product.

The Pictou pulp mill has a strong record of environmental improvement driven largely through employee involvement. The mill has taken a leadership role to ensure environmental risks are managed and impacts are reduced through continuous improvement.

SUSTAINABLE SILVICULTURE AS A WAY OF BUSINESS

Neenah has a longstanding commitment to silviculture and responsible land management. Our Pictou woodlands facilities include a tree nursery that produces over nine million seedlings annually to reforest lands harvested by the company and for sale to other forest managers. Other silviculture practices include pre-commercial thinning, commercial thinning and measures to enhance tree growth. The Neenah woodlands operations are certified under the widely recognized Sustainable Forestry Initiative (SFI) and under the ISO 14000 Environmental Management System (EMS) with focus on the protection of soil, water and forest biodiversity.

PICTOU MILL
CANADIAN DOLLAR COST/
METRIC TON





We see ourselves as stewards...of the land, yes, but also of our relationships with all our stakeholders – customers, end-users, investors and neighbors alike. The people of Neenah tend a legacy we hope and intend will long outlive us.

At Neenah Paper, minimizing our environmental footprint is not just the right thing to do, it is part of our business plan. Our business is diverse. We manufacture the highest quality products at plants located in the United States, Germany and Canada. In all of our operations, environmental stewardship is a priority. Our stewardship goals reflect a commitment to improve our environmental performance well beyond mere compliance. To help achieve this, all facilities have initiated formal Environmental Management Systems. These systems incorporate corporate standards as well as unique regional considerations and help us with continual improvement in managing our environmental responsibilities.

Our efforts to conduct eco-friendly business range from securing sustainable energy sources to preserving wilderness to investing in the development of environmentally preferable products. We are now the largest purchaser of renewable energy in the state of Wisconsin and have achieved coveted recognition as a Leadership Club Member in the U.S. EPA Green Power Partnership, utilizing Green-e certified renewable energy. At our German operations, all organic waste is used as biomass to produce energy and all of our manufacturing operations are ISO 14001 certified. In Munising, we have reformulated certain technical products grades to contain 30 percent post-consumer recycled fiber content. At our Pictou mill in Nova Scotia, Canada, 85 percent of the energy needs are derived from waste wood, a renewable, carbon neutral energy source, and our 500,000 acres of forest lands in Nova Scotia have been independently certified as sustainably managed.

All of us at Neenah Paper are trying to make environmentally sound decisions for our business and the communities in which we live. And for our customers, we are working to make the environmentally wise choice an easy one: Neenah Green.

fighting breast cancer In an exclusive partnership with the Susan G. Komen Breast Cancer Foundation, Neenah has launched a new retail line of stationery. The soft pink sheets are watermarked with the breast cancer awareness ribbon. A portion of each sale goes to the Foundation to support the fight against breast cancer. For more than 20 years, the Susan G. Komen Breast Cancer Foundation has been a global leader in this cause through its support of innovative research and community-based outreach programs, and Neenah is proud to play a part.

abrasives champion Expanding on the expertise of Neenah Paper in the coated abrasives market, Technical Products has developed and refined the technology to produce "ever-flat" abrasive papers for this demanding market. Such papers are the dream of most coated abrasives manufacturers and users of the final product. Technology developed and refined by Dr. Ganesh Deka achieves that goal in a manner that allows it to be applied to all types of products – without the complications typically caused by high humidity environments. Ganesh championed this effort for Neenah Paper by tirelessly utilizing his experience with a variety of raw materials and enlisting the collaboration of material suppliers and technical specialists throughout Neenah Paper. Through persistence and unwavering belief, he devised a way of incorporating innovative chemistry with the extraordinary Neenah Fine Paper technology to produce these unique "ever-flat" abrasive backers. 2006 was the year for fine-tuning the process and 2007 will see the introduction of several new Neenah Paper branded products, broadening and extending our current offerings. We expect big things.



Ganesh Deka, Ph.D.
R&D Technical Leader II

board of directors

Sean T. Erwin
Chairman of the Board,
President and
Chief Executive Officer,
Neenah Paper, Inc.

Edward Grzedzinski
Former Chief Executive
Officer, NOVA
Information Systems

Mary Ann Leeper, Ph.D.
Senior Strategic Advisor,
Female Health Company
and Former President and
Chief Operating Officer,
Female Health Company

Timothy S. Lucas, CPA
Independent Consultant,
Lucas Financial Reporting
and Former Director of
Research, FASB

John F. McGovern
Partner, Aurora Capital and
Former Executive Vice
President and Chief
Financial Officer, Georgia
Pacific Corporation

Philip C. Moore
Partner,
McCarthy Tétrault, L.L.P.

Stephen M. Wood, Ph.D.
President and
Chief Executive Officer,
FiberVisions Corporation

executive team

Sean T. Erwin
Chairman of the Board,
President and
Chief Executive Officer,
Neenah Paper, Inc.

Bonnie C. Lind
Senior Vice President,
Chief Financial Officer
and Treasurer

Steven S. Heinrichs
Senior Vice President,
General Counsel and
Secretary

William K. O'Connor
President,
Fine Paper

Dennis P. Runsten
President,
Technical Products – U.S.

Walter M. Haegler, Ph.D.
Managing Director,
Neenah Germany

James R. Piedmonte
Senior Vice President,
Operations

Business Summary 40 Selected Financial Data 44 Management's Discussion and Analysis of Financial Condition and Results of Operations 46 Quantitative and Qualitative Disclosures About Market Risk 60 Report of Management on Internal Control 63 Reports of Independent Registered Public Accounting Firm 64 Consolidated and Combined Statements of Operations 66 Consolidated Balance Sheets 67 Consolidated and Combined Statements of Changes in Stockholders' and Invested Equity 68 Consolidated and Combined Statements of Cash Flows 69 Notes to Consolidated and Combined Financial Statements 70 Production Notes 109

In this report, unless the context requires otherwise, references to "we," "us," "our," "Neenah" or the "Company" are intended to mean Neenah Paper, Inc. and its consolidated subsidiaries.

OVERVIEW

Neenah, a Delaware corporation, was incorporated in April 2004 in contemplation of the spin-off by Kimberly-Clark Corporation ("Kimberly-Clark") of its fine paper and technical products businesses in the United States and its Canadian pulp business (collectively, the "Pulp and Paper Business"). We had no material assets or activities until Kimberly-Clark's transfer to us of the Pulp and Paper business on November 30, 2004. On that date, Kimberly-Clark completed the distribution of all of the shares of our common stock to the stockholders of Kimberly-Clark (the "Spin-Off"). Kimberly-Clark stockholders received a dividend of one share of our common stock for every 33 shares of Kimberly-Clark common stock held. Based on a private letter ruling Kimberly-Clark received from the Internal Revenue Service, receipt of our shares in the Spin-Off was tax-free for United States federal income tax purposes. Following the Spin-Off, we are an independent public company and Kimberly-Clark has no ownership interest in us.

We are a leading international producer of premium fine papers and technical products. We also produce bleached kraft market pulp in Canada, where we own approximately 500,000 acres of timberlands and have non-exclusive rights to harvest wood on approximately 200,000 acres of other timberlands. We have three primary operations: our fine paper business, our technical products business and our pulp business.

Our fine paper business is a leading producer of premium writing, text, cover and specialty papers used in corporate annual reports, corporate identity packages, invitations, personal stationery and high-end packaging. Our products include some of the most recognized and preferred papers in North America, where we enjoy leading market positions in many of our product categories. We sell our products primarily to authorized paper distributors, converters and specialty businesses. Our fine paper manufacturing facilities are located in Neenah and Whiting, Wisconsin.

Our technical products business is a leading producer of transportation and other filter media and durable, saturated and coated substrates for a variety of end uses. We sell our technical products globally into 17 product categories, and we focus on categories where we believe we are a market leader or have a competitive advantage, which include, among others, transportation and other filter media, nonwoven wall coverings, specialty tape, label, abrasive, medical packaging and heat transfer technical products markets. We are also a global supplier of materials used to create customer-specific components for furniture, book covers and original equipment manufacturers' products. Our customers are located in more than 35 countries. Our technical products manufacturing facilities are located in Munising, Michigan and near Munich and Frankfurt, Germany.

Our pulp business primarily produces northern bleached softwood kraft pulp used by paper mills to manufacture tissue and printing and writing papers. Our pulp business consists of a mill located in Pictou, Nova Scotia together with related timberlands. The Pictou mill is comprised of a single-line pulp facility, which produces primarily softwood pulp, as well as timberlands encompassing approximately 500,000 acres of owned and 200,000 acres of licensed or managed land in Nova Scotia. Timberland operations on land owned and licensed by the Pictou mill are provided by third-party contractors. In 2006, the Pictou mill produced approximately 260,000 metric tons of bleached kraft pulp.

RECENT DEVELOPMENTS

In June 2006, we completed the sale of approximately 500,000 acres of woodlands in Nova Scotia for gross proceeds of $139.1 million. The agreement includes a fiber supply agreement to secure a source of fiber for the Company's Pictou pulp mill. The transaction resulted in a net pretax gain of $131.6 million. See Note 3 of Notes to Consolidated and Combined Financial Statements, "Sale of Woodlands."

In August 2006, we completed the transfer of our Terrace Bay mill and related woodlands operations (excluding certain working capital amounts and post-employment obligations) to certain affiliates of Buchanan Forest Products Ltd. ("Buchanan"). Pursuant to the terms of the agreement, Buchanan assumed responsibility for substantially all liabilities related to the future operation of the mill in exchange for a payment of $18.6 million. See Note 4 of Notes to Consolidated and Combined Financial Statements, "Discontinued Operations."

In October 2006, we completed the purchase of the outstanding interests of FiberMark Services GmbH & Co. KG and the outstanding interests of FiberMark Beteiligungs GmbH (collectively "Neenah Germany"). Neenah Germany was acquired from FiberMark, Inc. and FiberMark International Holdings LLC for $218 million in cash. The assets acquired as a result of the acquisition of Neenah Germany consist of three mills located near Munich and Frankfurt Germany, that produce a wide range of products, including transportation and other filter media, nonwoven wall coverings, masking and other tapes, abrasive backings, and specialized printing and coating substrates. Neenah Germany is being operated as part of our Technical Products business. See Note 5 of Notes to Consolidated and Combined Financial Statements, "Acquisitions."

In March 2007, we acquired the Fox Valley Corporation, which owns Fox River Paper Company, LLC ("Fox River"). We paid $52 million in cash for the acquisition

and financed it through a combination of cash and debt drawn against our existing revolving credit facility. The assets acquired as a result of the acquisition of Fox River consist of four U.S. paper mills and various related assets, producing premium fine papers with well-known brands including STARWHITE®, SUNDANCE®, ESSE® and OXFORD®. The Fox River assets will be operated as part of our fine paper business.

In conjunction with the acquisition of Fox River, we announced plans to permanently close the Housatonic mill, located near Great Barrington, Massachusetts. The Housatonic mill, the smallest of the fine paper plants acquired in the Fox River acquisition, has annual production capacity of approximately 15,000 tons per year and is expected to cease manufacturing operations by the end of the second quarter. The Housatonic mill was not profitable due to its small size, cost structure and the pricing of many of the grades made there. Closing the mill will allow us to eliminate costs and improve margins while still serving the needs of key customers. We expect to incur one-time cash costs of approximately $3 million, which includes approximately $2 million for employee severance pay and approximately $1 million of other charges related to the closure. See Note 20 of Notes to Consolidated and Combined Financial Statements, "Subsequent Events."

PRODUCTS

FINE PAPER BUSINESS. The fine paper business manufactures and sells branded world-class premium writing, text, cover and specialty papers used in corporate annual reports, corporate identity packages, invitations, personal stationery and high-end packaging. Net sales of the fine paper business were approximately $224 million in 2006, $222 million in 2005 and $221 million in 2004.

Premium writing papers are used for business and personal stationery, corporate letterhead, corporate identity packages, private watermarked papers, envelopes and similar end-use applications. Market leading writing papers are sold by the fine paper business under the CLASSIC®, ENVIRONMENT®, NEENAH®, ATLAS® and OLD COUNCIL TREE® trademarks, which are denoted by a brand watermark in each sheet of writing paper. During 2006, we successfully introduced the NEENAH GREEN® environmental platform. Key components of the platform include (1) becoming the largest purchaser of green energy in the State of Wisconsin, (2) using papermaking waste by-products at a third party reprocessing site to create steam that is reused in papermaking, reducing carbon dioxide emissions by 80 percent at our Neenah mill and (3) introducing the first Forest Stewardship Council (FSC) watermarked paper and introducing it across all our CLASSIC® brands. We are the first premium text and cover manufacturer to be certified as "Processed Chorine Free" in our 100 percent post-consumer products. The fine paper business also sells private watermarked and other custom manufactured writing papers.

Text and cover papers are used in applications such as corporate annual reports, corporate identity packages, insert advertising, direct mail, facility brochures, business cards, hang tags, scrapbooks, and a variety of other uses where colors, textured finishes or heavier weight papers are desired. Our brands in this category include CLASSIC®, CLASSIC CREST® and ENVIRONMENT®. We also sell a variety of custom paper colors, paper finishes, and duplex/laminated papers.

The fine paper business produces and sells other specialty papers, including translucent papers, art papers, papers for optical scanning and other specialized applications, under the UV/ULTRA® II trademark and other brands.

TECHNICAL PRODUCTS BUSINESS. The technical products business is a leading producer of durable, saturated and coated substrates for a variety of end uses, including tapes, premask, abrasives, filtration media, labels, medical packaging, decorative components, wall covering, and image transfer papers. Net sales of our technical products business were approximately $183 million in 2006, $131 million in 2005 and $132 million in 2004. KIMDURA®, MUNISING LP®, PREVAIL™, NEENAH®, Gessner® and varitess® are brands of our technical products business.

Products of the technical products business are typically sold to other manufacturers as a component of a finished product. The technical products business sells its products into major market segments, including filtration, tape, premask, abrasives, wall covering, label, medical packaging and ten specialty segments. Several key market segments served, including tape and abrasives, are global in scope.

The technical products business produces tape base sheets from latex saturated crepe and flat papers and sells them to manufacturers to produce finished pressure sensitive products for sale in automotive, automotive aftermarket, transportation, manufacturing and building construction, and industrial general purpose applications. Premask paper is used as a protective over wrap for products during the manufacturing process and for applying signs, labeling and other finished products.

The technical products business produces filtration media for automotive induction air, fuel, oil, and cabin air applications and vacuum cleaner bags and filters. Transportation filtration media are sold to suppliers of automotive companies and of the automotive aftermarket.

The technical products business is a leading producer of latex saturated and coated abrasive backing papers for use by sandpaper manufacturers. The finished lightweight sandpaper is sold in the automotive, automotive aftermarket, construction, metal and woodworking industries for both waterproof and dry sanding applications.

Label and tag products are produced from saturated (latex impregnated) base label stock and purchased synthetic (bi-axially stretched polypropylene film) base label stock. Top coatings are applied to the base label stock to allow for high-quality variable and digital printing. The synthetic label stock of the technical products business is recognized as a high-quality, UV (ultra-violet) stable product used for outdoor applications. The business sells its label and tag stock to pressure sensitive coaters, who in turn sell the coated label and tag stock to the label printing community.

Wall covering substrates are made from saturated and coated wet-laid nonwovens and marketed to converters serving commercial and do-it-yourself markets.

The technical products business's medical packaging paper is a polymer impregnated base sheet that provides a breathable sterilization barrier. When sealed together with film, this paper becomes a medical packaging material that allows sterilization from steam, ethylene oxide, or gamma radiation and at the same time provides unique barrier properties.

Decorative components papers, designed for durability and flexibility, are made from light- and medium-weight latex saturated papers. The base paper can be reinforced with synthetic fiber for additional tear strength. Coatings can also be applied for printability. A variety of different base weights, colors and textures are available for sale to coater converters, distributors, publishers and printers for use in book covers, stationery and fancy packaging.

Image transfer papers are used to transfer an image from paper to T-shirts, hats, coffee mugs, and other surfaces. The technical products business produces and applies a proprietary imaging coating to its image transfer papers for use in digital printing applications. Image transfer papers are primarily sold through large retail outlets and through master distributors who then offer small quantity options and services to the large number of customers in the supply channel.

The technical products business also produces and sells several other specialty papers including furniture backer, printing substrates, and release paper.

PULP BUSINESS. Our Pictou pulp mill produces virgin northern bleached softwood and hardwood kraft pulp and various blends of each for sale to paper mill customers located primarily in North America and Europe. In 2006, approximately 80% of our Pictou mills' output was consumed by Kimberly-Clark. The Pictou pulp mill's major products are Pictou HARMONY® Softwood (northern bleached softwood kraft pulp) and Pictou Hardwood (northern bleached hardwood kraft pulp).

Net sales of our pulp business were approximately $189 million in 2006, $184 million in 2005 and $177 million in 2004.

MARKETS AND CUSTOMERS

FINE PAPER BUSINESS. Premium papers are used primarily for stationery and corporate identification applications and represent approximately 3% of the uncoated free sheet market. Growth in the uncoated free sheet market has been restrained due to the increasing use of electronic media for communication. The stationery segment of this market is divided into cotton and sulfite grades. The text and cover paper segment of the market, used in corporate identification applications, is split between smooth papers and textured papers. Text papers have traditionally been utilized for special, high-end collateral material such as corporate brochures, annual reports and special edition books. Cover papers are used as covers primarily for business cards, pocket folders, brochures and report covers including corporate annual reports.

The fine paper business sells its products through our sales and marketing organizations primarily in three channels: authorized paper distributors, converters and direct sales to specialty businesses. Distributor sales account for more than 80% of our customer base in the fine paper business, including distributor-owned paper stores. There is also a small but growing sales channel in office supply catalogs and business copy center stores, primarily to distributors in North America. Less than 5% of the sales of our fine paper business in 2006 were exported to international distributors in Europe, South Africa, Asia and Australia.

Sales to the fine paper business's two largest customers (both of which are distributors) represented approximately 30% of its total sales in 2006. We have limited our distribution agreements to improve our ability to control the marketing of our products. Although a complete loss of either of these customers would cause a temporary decline in the business's sales volume, the decline could be partially offset by expanding sales to existing distributors, and further offset over a several month period with the addition of new distributors.

TECHNICAL PRODUCTS BUSINESS. The technical products business relies on a direct sales team and marketing organization to sell its products in 17 separate market segments in the U.S. and internationally. Such segments, broadly defined as polymer impregnated and synthetic paper, include papers used as components in the following applications: transportation and other filter media, nonwoven wall coverings, saturated label, clean room papers, release papers, abrasives, masking tape, decal premask, heat transfer, medical packaging, decorative components, durable printing papers, furniture components, washable tag, and industrial components. Our technical products business is recognized as a leading specialty paper manufacturer in the following market segments: furniture

compnents, washable tag, decal premask, saturated label, clean room, saturated release paper, reinforced medical packaging and saturated abrasive backings.

Several traditional products (abrasives, tapes, labels) are used in markets that are directly affected by economic business cycles. Other market segments such as heat transfer papers used in small/home office and consumer applications are relatively stable. Price competition is common in most of the segments served by the technical products business and has increased due to a trend of using film and other lower cost substrates instead of paper in some applications.

The technical products business relies on a team of direct sales representatives and customer service representatives to market and sell approximately 95% of its sales volume directly to customers and converters. Less than 5% of the sales of the technical products business are sold through industrial distributors.

The technical products business has over 500 customers worldwide. The distribution of sales in 2006 was approximately 55% in North America, 30% in Europe and 15% in Latin America and Asia. The distribution of sales during the fourth quarter of 2006, which includes the results of Neenah Germany for the period subsequent to its acquisition in October 2006, was approximately 30% in North America, 50% in Europe and 15% in Latin America and Asia and 5% in other countries. Customers typically convert and transform base papers and film into finished rolls and sheets by adding adhesives, coatings, and finishes. Such transformed product is then sold to end-users.

PULP BUSINESS. Northern bleached softwood kraft pulp is used by paper mills to manufacture tissue and printing and writing paper. In 2005, worldwide demand for northern bleached softwood kraft market pulp (which excludes pulp produced for internal consumption by integrated pulp manufacturers) was estimated to be 13.0 million metric tons, of which about 6.6 million metric tons were produced in Canada. Western Europe consumed an estimated 5.7 million metric tons of northern bleached softwood kraft pulp in 2005, followed by the United States at 2.9 million metric tons and China at 1.6 million metric tons.

In 2006, Pictou produced about 248,000 metric tons of northern bleached softwood kraft pulp. In 2006, approximately 80% of Pictou's northern bleached softwood kraft pulp production was sold to Kimberly-Clark. Our Pictou mill has historically sold or transferred more than 90% of its output of northern bleached softwood kraft pulp to Kimberly-Clark.

In 2005, worldwide demand for northern bleached hardwood market pulp was estimated to be 18.1 million metric tons of which an estimated 1.7 million metric tons were northern bleached hardwood kraft pulp produced in Canada. In 2005, the United States consumed approximately 0.6 million metric tons of Canadian northern bleached hardwood kraft pulp, followed by Asia at 0.54 and Europe at 0.25 million metric tons.

In 2006, our Pictou mill produced about 12,000 metric tons of northern bleached hardwood kraft pulp. In 2006, our Pictou mill sold more than 80% of its northern bleached hardwood kraft pulp production to Kimberly-Clark. The balance of the pulp mill's output of northern bleached hardwood kraft pulp was sold to our fine paper business and paper mills in the northeastern and midwestern United States.

Northern bleached softwood kraft pulp and northern bleached hardwood kraft pulp are commodity products whose prices are subject to substantial increase or decrease depending on production capacity and customer demand. Northern bleached hardwood kraft pulp is subject to increasing competition, primarily from lower-priced South American eucalyptus pulp and excess capacity of northern bleached hardwood kraft pulp.

Historically, our Pictou mill has transferred its pulp directly to Kimberly-Clark and used brokers for sales to external customers. We utilize an internal sales team to generate sales to external customers.

For the years ended December 31, 2006, 2005 and 2004, we had pulp sales to Kimberly-Clark of $163 million, $135 million and $137 million, respectively. Such sales represented approximately 86%, 73% and 77% of sales for our pulp business in 2006, 2005 and 2004, respectively. No single customer, other than Kimberly-Clark, accounted for more than 10% of our net sales in those years.

GEOGRAPHIC INFORMATION

The following table presents further information about our businesses by geographic area (dollars in millions):

	Year Ended December 31,		
	2006	2005	2004
Net sales			
United States	$357.3	$352.9	$354.0
Canada	189.3	183.8	177.0
Europe	49.7	–	–
Intergeographic Items	(2.0)	(2.0)	(2.2)
Consolidated	$594.3	$534.7	$528.8

	Year Ended December 31,		
	2006	2005	2004
Total Assets			
United States	$223.5	$231.9	$241.8
Canada	180.8	305.1	315.5
Europe	340.4	–	–
Total	$744.7	$537.0	$557.3

financial data

The following table sets forth our selected historical financial and other data. You should read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated and combined financial statements and the notes to those consolidated and combined financial statements included elsewhere in this Annual Report. The statement of operations data for the years ended December 31, 2006, 2005 and 2004 and the balance sheet data as of December 31, 2006 and 2005 are derived from our audited historical consolidated and combined financial statements included elsewhere in this Annual Report. The statement of operations data for the years ended December 31, 2003 and 2002 and the balance sheet data as of December 31, 2004, 2003 and 2002 are derived from our audited historical combined financial statements not included in this Annual Report. In August 2006, we completed the transfer of our Terrace Bay mill to Buchanan. For the year ended December 31, 2006, the results of operations of the Terrace Bay mill and the loss on transfer are reflected as discontinued operations in the statement of operations data. The statements of operations data for all prior periods have been restated to reflect the results of operations of the Terrace Bay mill as discontinued operations. See Note 4 of the notes to our audited historical consolidated and combined financial statements included elsewhere in this Annual Report.

The consolidated and combined financial statements reflect the consolidated operations of Neenah and its subsidiaries as a separate, stand-alone entity subsequent to November 30, 2004. The historical financial and other data for periods through November 30, 2004 have been prepared on a combined basis from Kimberly-Clark's consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Kimberly-Clark's fine paper and technical products businesses in the United States and its Canadian pulp business and give effect to allocations of expenses from Kimberly-Clark. For a description of these allocations, see Note 1 of the notes to our audited historical consolidated and combined financial statements included elsewhere in this Annual Report. The historical financial and other data for periods prior to November 30, 2004 are not indicative of our future performance and do not reflect what our financial position and results of operations would have been had we operated as a separate, independent company during the periods presented.

Prior to the Spin-Off, all of the operations of our pulp and paper business were included in the consolidated income tax returns of Kimberly-Clark. Under the tax-sharing agreement, Kimberly-Clark will indemnify us for all income tax liabilities and retain rights to all tax refunds relating to operations in the consolidated income tax returns for periods through the date of the Spin-Off. Accordingly, the combined balance sheets for 2003 and 2002 do not include current- or prior-period income tax receivables or payables related to our operations, which were filed on a consolidated basis with Kimberly-Clark. The income tax provisions were determined as if our business were a separate taxpayer.

(Dollars in millions, except per share data)	2006	2005	2004	2003	2002
	Year Ended December 31,				
Consolidated and Combined Statement of Operations Data[a][b]					
Net sales	$ 594.3	$534.7	$528.8	$462.7	$473.1
Cost of products sold	502.3	438.7	399.4	352.2	341.0
Gross profit	92.0	96.0	129.4	110.5	132.1
Selling, general and administrative expenses	56.9	49.4	42.0	30.0	30.8
Gain on sale of woodlands[c]	(125.5)	–	–	–	–
Other (income) expense – net	(7.8)	(6.8)	1.6	4.0	(1.4)
Operating income	168.4	53.4	85.8	76.5	102.7
Interest expense – net	16.5	18.2	1.4	–	–
Income from continuing operations before income taxes	151.9	35.2	84.4	76.5	102.7
Provision for income taxes	56.5	12.9	30.4	29.2	39.5
Income from continuing operations	95.4	22.3	54.0	47.3	63.2
Loss from discontinued operations[d][e]	(32.9)	(52.0)	(80.4)	(8.4)	(0.9)
Net income (loss)	$ 62.5	$ (29.7)	$ (26.4)	$ 38.9	$ 62.3
Earnings from continuing operations per basic share[f]	$ 6.47	$ 1.51	$ 3.66	$ 3.22	$ 4.30
Earnings from continuing operations per diluted share[f]	$ 6.43	$ 1.51	$ 3.65	$ 3.22	$ 4.30
Cash dividends per common share	$ 0.40	$ 0.40	$ –	$ –	$ –
Other Financial Data[g]					
Net cash flow provided by (used in):					
Operating activities	$ 65.8	$ 22.8	$ 76.0	$ 73.6	$111.8
Investment activities	(127.7)	(25.8)	(19.1)	(23.6)	(16.0)
Financing activities	50.8	(3.6)	(37.8)	(50.0)	(95.8)
Capital expenditures	(25.1)	(25.7)	(19.1)	(24.4)	(18.4)
Ratio of earnings to fixed charges[h]	8.6x	2.9x	50.6x	383.5x	343.3x

(Dollars in millions)	2006[b][c][g]	2005	2004	2003	2002
	As of December 31,				
Consolidated and Combined Balance Sheet Data					
Working capital	$ 92.9	$123.9	$116.4	$101.7	$ 98.4
Total assets	744.7	537.0	557.3	592.0	540.3
Long-term debt	282.3	226.3	225.0	–	–
Total liabilities	559.8	371.7	360.2	158.3	146.6
Total stockholders' and invested equity	184.9	165.3	197.1	433.7	393.7

(a) As noted elsewhere in this Annual Report, for periods prior to the Spin-Off, our historical financial results are not indicative of our future performance, and do reflect what our financial position and results of operations would have been had we operated as a separate, independent company during the periods presented.

(b) In August 2006, we transferred the Terrace Bay mill and related woodlands operations (excluding certain working capital amounts and post-employment obligations) to certain affiliates of Buchanan Forest Products Ltd. ("Buchanan"). Pursuant to the terms of the agreement, Buchanan assumed responsibility for substantially all liabilities related to the future operation of the mill in exchange for a payment of $18.6 million. For the year ended December 31, 2006, the results of operations of the Terrace Bay mill and the loss on transfer are reflected as discontinued operations in the consolidated and combined statements of operations. The consolidated results of operations for all prior periods have been restated to reflect the results of operations of the Terrace Bay mill as discontinued operations.

(c) In June 2006, we completed the sale of approximately 500,000 acres of woodlands in Nova Scotia for gross proceeds of $139.1 million..The agreement includes a fiber supply agreement to secure a source of fiber for our Pictou pulp mill. The transaction resulted in a net pretax gain of $131.6 million. We immediately recognized approximately $122.6 million of such gain and deferred approximately $9.0 million which is being recognized in income pro-rata through December 2007. During 2006, $2.9 million of such deferred gain was recognized in income.

(d) In 2005, we recorded a $53.7 million pretax non-cash impairment loss to write off the carrying value of the Terrace Bay facility's tangible long-lived assets. In addition, we recorded a $6.1 million pretax charge for exit costs in connection with the closure of the smaller of the two single-line pulp mills at our Terrace Bay facility. The charge included $5.0 million for one-time termination benefits related to early retirement, severance and defined benefit pension plans, $0.3 for other associated exit costs and $0.8 million for a non-cash asset impairment loss. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Results of Discontinued Operations."

(e) In 2004, we recorded a $112.8 million pretax, non-cash impairment loss to reduce the carrying amount of the Terrace Bay facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Results of Discontinued Operations."

(f) For 2003 and 2002, basic and diluted earnings per share were computed using the number of shares of Neenah common stock outstanding at the Spin-Off date.

(g) In October 2006, we completed the purchase of the outstanding interests of Neenah Germany. Neenah Germany was acquired from FiberMark, Inc. and FiberMark International Holdings LLC for $218 million in cash. The transaction was financed through $160 million of available cash and $58 million of debt drawn against our revolving credit facility.

(h) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes (less interest) plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the estimated interest portion of rental expense.

The following discussion and analysis presents the factors that had a material effect on our results of operations during the years ended December 31, 2006, 2005 and 2004. Also discussed is our financial position as of the end of those periods. You should read this discussion in conjunction with our consolidated and combined financial statements and the notes to those consolidated and combined financial statements included elsewhere in this Annual Report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See "Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

INTRODUCTION

This Management's Discussion and Analysis of Financial Condition and Results of Operations are intended to provide investors with an understanding of the historical performance of our business, its financial condition and its prospects. The results of operations of our business after the Spin-Off are, and will continue to be, significantly different than the results of operations of our business prior to the Spin-Off. This difference results from, among other things, the prices at which we sell pulp to Kimberly-Clark after the Spin-Off, which are significantly different than the prices reflected in transfers of pulp to other Kimberly-Clark operations prior to the Spin-Off, interest expense of new long-term debt and incremental selling, general and administrative expenses related primarily to reduced economies of scale as a result of operating on a stand-alone basis. We will discuss and provide our analysis of the following:

- Overview of Business;
- Business Segments;
- Separation from Kimberly-Clark;
- Results of Operations and Related Information;
- Liquidity and Capital Resources; and
- Critical Accounting Policies and Use of Estimates.

OVERVIEW OF BUSINESS

We are a leading international producer of premium fine papers and technical products. We also produce bleached kraft market pulp in Canada, where we own approximately 500,000 acres of timberlands and have non-exclusive rights to harvest wood from approximately 200,000 acres of other timberlands. We have three primary operations: our fine paper business, our technical products business and our pulp business.

In managing this diverse paper and pulp business, management believes that achieving and maintaining a leadership position for our fine paper and technical products businesses, responding effectively to competitive challenges, employing capital optimally, controlling costs and managing currency, commodity and other risks are important to the long-term success of the business. The pulp cycle and general economic conditions also impact our results. In this discussion and analysis, we will refer to these factors.

- **MARKET LEADERSHIP.** Achieving and maintaining leadership for our fine paper and technical products businesses have been an important part of our past performance. We have long been recognized as a leading manufacturer of world class premium writing, text and cover papers used in corporate annual reports, corporate identity packages, invitations, personal stationery and high-end packaging. Maintaining our leadership is important to our results, particularly in light of the competitive environment in which we operate.
- **COMPETITIVE ENVIRONMENT.** Our past results have been, and our future prospects will be, significantly affected by the competitive environment in which we operate. We experience intense competition for sales of our principal products in our major markets. Our paper business competes directly with well-known competitors, some of which are larger and more diversified in most of our markets. In our pulp business, we have experienced, and will continue to experience, intense competition from suppliers of softwood pulps and southern hemisphere suppliers of hardwood pulps. We expect our competitors to continue to be aggressive in the future.
- **COST CONTROL.** To improve and maintain our competitive position, we must control our raw material, manufacturing, distribution and other costs. A portion of our investments in capital improvements are intended to achieve cost savings and improvements in productivity.
- **CYCLICAL NATURE OF THE PULP INDUSTRY.** Revenues in the pulp industry and our pulp business tend to be cyclical, with periods of shortage and rapidly rising market prices, leading to increased production and increased industry investment until supply exceeds demand. Those periods are then typically followed by periods of reduced market prices and excess and idle capacity until the cycle is repeated.
- **GENERAL ECONOMIC CONDITIONS.** The markets for all of our products are affected to a significant degree by general economic conditions. Downturns and improvements in the U.S. economy or in our export markets affect the demand for our products.
- **FOREIGN CURRENCY AND COMMODITY RISK.** Sales of pulp by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice; therefore, no currency effects are presented in our analysis of the change in net sales for our pulp operations. However, we are exposed to changes in foreign

currency exchange rates because most of the costs relating to our pulp business are incurred in Canadian dollars. These risks could have a material impact on our results of operations if not effectively managed. The following charts illustrate changes in currency and pulp prices that occurred during the periods covered by this Management's Discussion and Analysis of Financial Condition and Results of Operations:

PULP PRICE HISTORY
AVERAGE QUARTERLY PRICES



Source: Resource Information Systems, Inc.

U.S. DOLLAR/CANADIAN DOLLAR EXCHANGE RATE HISTORY – AVERAGE QUARTERLY EXCHANGE RATES



BUSINESS SEGMENTS

Our fine paper business is a leading producer of premium writing, text, cover and specialty papers used in corporate annual reports, corporate identity packages, invitations, personal stationery and high-end packaging. Our products include some of the most recognized and preferred papers in North America, where we enjoy leading market positions in many of our product categories. We sell our products primarily to authorized paper distributors, converters and specialty businesses, with sales to distributors and distributor-owned paper stores accounting for more than 85% of sales. We believe that our fine paper manufacturing facilities located in Neenah and Whiting, Wisconsin are among the most efficient in their markets and make us one of the lowest cost producers.

Our technical products business is a leading producer of durable, saturated and coated substrates for a variety of end uses. We sell our technical products globally in 17 product categories, and we focus on major categories where we believe we are a market leader, which include, among others, the tape, label, abrasive, filtration media, wall covering, medical packaging and heat transfer technical products markets. We are also a global supplier of materials used to create customer-specific components for furniture, book covers and original equipment manufacturers' products. Our customers are located in more than 35 countries. Our technical products manufacturing facilities are located in Munising, Michigan and near Munich and Frankfurt, Germany.

Our pulp business consists of a mill located in Pictou, Nova Scotia together with related timberlands. The Pictou mill is comprised of a single-line pulp facility which produces primarily softwood pulp, as well as timberlands encompassing approximately 500,000 acres of owned and 200,000 acres of licensed or managed land in Nova Scotia. In 2006, the Pictou mill produced approximately 260,000 metric tons of bleached kraft pulp.

SEPARATION FROM KIMBERLY-CLARK

Neenah Paper, Inc. was incorporated under the laws of the State of Delaware in April 2004, as a wholly owned subsidiary of Kimberly-Clark. We had no material assets or activities until the transfer to us by Kimberly-Clark of the businesses described in this Annual Report, which occurred immediately prior to the Spin-Off in November 2004. Prior to the Spin-Off, Kimberly-Clark had conducted such businesses through various divisions and subsidiaries. Following the Spin-Off, we became an independent public company, and Kimberly-Clark has no continuing ownership interest in us.

Prior to the Spin-Off, we entered into several agreements with Kimberly-Clark in connection with the separation of our business from Kimberly-Clark's businesses. These agreements included a distribution agreement, a pulp supply agreement, a corporate services agreement, an employee matters agreement and a tax-sharing agreement. The distribution agreement provided for the transfer to us of the assets relating to Kimberly-Clark's Canadian pulp business and its fine paper and technical products business in the United States, and the assumption by us of the liabilities relating to these businesses. The pulp supply agreement supports our transition from a captive pulp producer to a market supplier of pulp. The employee matters agreement allocates responsibilities relating to employee

compensation and benefit plans and programs and other related matters. The tax-sharing agreement governs tax obligations arising out of our business both before and after the Spin-Off. The corporate services agreement, which was terminated in January 2006, facilitated an orderly transition from being a part of a larger company to a stand-alone company.

RESULTS OF OPERATIONS AND RELATED INFORMATION

In this section, we discuss and analyze our net sales, income before interest and income taxes (which we refer to as "operating income" in this Management's Discussion and Analysis of Financial Condition and Results of Operations) and other information relevant to an understanding of our results of operations for the years ended December 31, 2006, 2005 and 2004.

EXECUTIVE SUMMARY

RESULTS OF DISCONTINUED OPERATIONS

Manufacturing operations at the Terrace Bay mill were suspended in February 2006 due to a lack of wood fiber for its operations. The mill's fiber supply was exhausted as a result of a strike by the approximately 250 workers employed by the Longlac woodlands operations that supplied wood fiber to the mill. Most of the approximately 400 hourly and salaried workers employed at the mill were laid off during the two weeks following the suspension of manufacturing activities. In 2005, the Terrace Bay mill produced approximately 375,000 metric tons of pulp.

Following the suspension of manufacturing operations, we fulfilled our contractual obligation to supply pulp to Kimberly-Clark by shipping from the mill's inventory of finished goods. The mill's inventory of finished goods was exhausted in July. As a result, we notified Kimberly-Clark that due to a Force Majeure Event (as defined in our pulp supply agreement) we were unable to fulfill our obligations under the pulp supply agreement.

In May 2006, we announced a tentative agreement to transfer the Terrace Bay mill to Buchanan. In August 2006, we consummated the agreement by transferring the mill (excluding certain working capital amounts and post-employment obligations) to Buchanan. Pursuant to the terms of the agreement, Buchanan assumed responsibility for substantially all liabilities related to the future operation of the mill in exchange for a payment of $18.6 million. The Terrace Bay mill is composed of a single-line pulp facility, which primarily produces softwood pulp, and a woodlands operation. The Terrace Bay mill holds non-exclusive rights under a sustainable forest license (which was transferred to Buchanan) to harvest wood on approximately 4.6 million acres of land owned by the Province of Ontario.

For the year ended December 31, 2006, net sales at the Terrace Bay mill of $46.0 million decreased by $152.7 million compared to the prior year due to the suspension of manufacturing operations in February 2006. For the year ended December 31, 2006, the Terrace Bay mill's operating loss of $46.8 million decreased $37.4 million from the prior year primarily due to restructuring costs and asset impairment losses of $59.8 million in 2005 partially offset by the recognition of a loss of approximately $26.4 million related to the curtailment and partial settlement of pension obligations to current retirees in the Ontario, Canada pension plan in 2006. Excluding these items, the mill's operating loss decreased $4.0 million as the costs incurred to maintain the mill during the suspension of manufacturing operations offset by revenue generated from the sale of finished goods inventories on hand were less than the losses incurred while operating the mill in 2005. In addition, we recognized a pretax loss of $6.5 million to recognize the loss on the assets transferred to Buchanan.

At closing, we retained certain working capital amounts, primarily consisting of trade accounts receivable, finished goods inventory and trade accounts payable. In addition, we retained long-term disability obligations for current and former mill employees and post-employment medical and life insurance liabilities for current retirees.

In conjunction with the transfer of mill employees to Buchanan and as a closing condition of the agreement, we initiated plans to curtail and settle our Ontario, Canada defined benefit pension plan. In August 2006, we made a payment to the pension trust of approximately $10.8 million for the purchase of annuity contracts to settle our pension liability for current retirees. As a result of the transaction, we recognized a pension curtailment and settlement loss of approximately $26.4 million. In addition, we expect to record a settlement loss of approximately $40 million related to the future settlement of pension obligations for active employees. The amount of any funds that we may pay or receive and the timing of recognition of the loss to settle the liability for active employees are dependent upon, among other things, an actuarial determination of the value of the obligations being settled, the cost of annuity contracts, regulatory approval to settle the plan and employee elections.

For the year ended December 31, 2005, net sales at the Terrace Bay mill of $198.7 million decreased $44.6 million compared to the prior year primarily due to the closure of the No. 1 Mill, and to a lesser extent, extended downtime to replenish wood chip inventories. For the year ended December 31, 2005, the Terrace Bay mill's operating loss of $84.2 million decreased $41.5 million. Excluding restructuring costs and asset impairment losses of $59.8 million and $112.8 million in 2005 and 2004, respectively, the operating loss for 2005 increased $11.5 million from the prior year. The unfavorable comparison was primarily due to higher discounts on pulp shipments to Kimberly-Clark pursuant to

our pulp supply agreement, unfavorable currency translation effects, increased fiber and energy-related manufacturing costs and cost associated with our operation as a stand-alone company. These unfavorable factors were partially offset by lower maintenance spending, cost savings associated with the closure of the No.1 Mill and higher average prices for softwood pulp.

SALE OF WOODLANDS

In June 2006, we completed the sale of approximately 500,000 acres of woodlands in Nova Scotia to Atlantic Star Forestry LTD and Nova Star Forestry LTD (the "Purchaser") for gross proceeds of $139.1 million. We received the total proceeds from the sale in cash at closing. We also entered into a fiber supply agreement (the "FSA") with the Purchaser to secure a source of fiber for our Pictou pulp mill. Following the sale, we have approximately 500,000 acres of owned and 200,000 acres of licensed or managed woodlands in Nova Scotia.

Pursuant to the terms of the FSA, the Purchaser is required to make available to us sufficient woodlands acreage to yield 200,000 metric tons of softwood timber annually. We are required to bear all costs associated with harvesting the timber, and title to the timber transfers to us when the timber is cut. Timber purchases under the FSA are at market-based prices subject to semi-annual adjustment. The FSA expires on December 31, 2010 and can be extended for an additional five years at our discretion. The FSA can be extended for a subsequent five years upon the mutual agreement of us and the Purchaser. The FSA does not give us the option or right to reacquire the woodlands that were sold.

The sale qualified for gain recognition under the "full accrual method" described in Statement of Financial Accounting Standards No. 66, *Accounting for Sales of Real Estate* ("FAS 66"). Our commitment to accept acreage offered by the Purchaser to satisfy the timber requirements for the first 18 months of the FSA represents a "constructive obligation." As a result, we recognized a pretax gain on the sale of approximately $122.6 million in the three months ended June 30, 2006 and deferred approximately $9.0 million, which represents our estimated "maximum exposure to loss," related to our constructive obligation under the FSA. The deferral related to the constructive obligation will be amortized over the 18-month term of such obligation. During the last six months of 2006, approximately $2.9 million of such deferred gain was recognized in income.

ACQUISITION OF NEENAH GERMANY

In October 2006, we completed our previously announced purchase of the outstanding interests of FiberMark Services GmbH & Co. KG and the outstanding interests of FiberMark Beteiligungs GmbH (together "Neenah Germany"). Neenah Germany was acquired from FiberMark, Inc. and FiberMark International Holdings LLC for $218 million in cash. The transaction was financed through $160 million of available cash and $58 million of debt drawn against our revolving credit facility. Neenah Germany has been included in the operating results of our Technical Products segment since the date of acquisition.

The assets acquired as a result of the acquisition of Neenah Germany consist of three mills located near Munich and Frankfurt Germany, that produce a wide range of products, including transportation and other filter media, nonwoven wall coverings, masking and other tapes, abrasive backings, and specialized printing and coating substrates.

RECENT DEVELOPMENTS

In March 2007, we acquired the Fox Valley Corporation, which owns Fox River Paper Company, LLC ("Fox River"). We paid $52 million in cash for the acquisition and financed it through a combination of cash and debt drawn against our existing revolving credit facility. The assets acquired as a result of the acquisition of Fox River consist of four U.S. paper mills and various related assets, producing premium fine papers with well-known brands including STARWHITE®, SUNDANCE®, ESSE® and OXFORD®. The Fox River assets will be operated as part of our fine paper business.

In conjunction with the acquisition of Fox River, we announced plans to permanently close the Housatonic mill, located near Great Barrington, Massachusetts. The Housatonic mill, the smallest of the fine paper plants acquired in the Fox River acquisition, has annual production capacity of approximately 15,000 tons per year and is expected to cease manufacturing operations by the end of the second quarter. The Housatonic mill was not profitable due to its small size, cost structure and the pricing of many of the grades made there. Closing the mill will allow us to eliminate costs and improve margins while still serving the needs of key customers. We expect to incur one-time cash costs of approximately $3 million, which includes approximately $2 million for employee severance pay and approximately $1 million of other charges related to the closure. See Note 20 of Notes to Consolidated and Combined Financial Statements, "Subsequent Events."

RESULTS OF CONTINUING OPERATIONS

Net sales for the year ended December 31, 2006 increased $59.6 million from the prior year primarily due to the acquisition of Neenah Germany in October 2006. Excluding Neenah Germany, sales increased $9.9 million or 1%, primarily due to favorable average net selling prices for all our businesses and increased pulp shipments. The increase in average net selling prices was primarily due to the realization of price increases on branded fine paper products, in our technical products business and higher market prices for softwood pulp. Higher prices were partially offset by marginally lower volumes in our fine paper and technical products businesses (excluding Neenah Germany).

Consolidated operating income for the year ended December 31, 2006 increased $115.0 million compared to 2005 due to the gain on the sale of woodlands. See "Sale of Woodlands" above. Excluding the gain on sale, consolidated operating income was $10.5 million unfavorable to the prior year primarily due to unfavorable currency translation effects related to the strengthening of the Canadian dollar compared to the U.S. dollar, higher manufacturing input costs, an unfavorable comparison on pulp hedging activities and increased corporate expenses for stock-based compensation and depreciation related to our enterprise resource planning ("ERP") software. The unfavorable manufacturing costs were primarily due to higher raw material (primarily fiber and latex), energy and employee benefit costs. These unfavorable effects were partially offset by higher average net prices in all of our businesses, gains on currency hedges and cost savings.

On January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("FAS 123R") using the modified-prospective transition method. Stock-based compensation cost recognized under FAS 123R for the year ended December 31, 2006 was $5.8 million and consisted of (a) compensation cost for all unvested stock-based grants outstanding as of January 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of Statement of Financial Accounting Standards 123, *Accounting for Stock-Based Compensation* ("FAS 123") and (b) compensation cost for all stock-based awards granted subsequent to adoption based on the grant date fair value estimated in accordance with the provisions of FAS 123R. The adoption of FAS 123R resulted in additional stock-based compensation expense of $4.2 million and income tax benefits of $1.6 million and reduced earnings per diluted share by $0.17 for the year ended December 31, 2006.

At December 31, 2006, we adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158") which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. We were not affected by the measurement provisions of SFAS 158 because the Company currently measures the funded status of its benefit plans as of year-end. Recognition of the funded status provisions of SFAS 158 reduced our Stockholders' Equity on the Consolidated Balance Sheet at December 31, 2006 by $55.4 million.

ANALYSIS OF NET SALES – YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

The following table presents net sales by segment, expressed as a percentage of total net sales before intersegment eliminations:

	Year Ended December 31,		
	2006	2005	2004
Fine Paper	37%	42%	42%
Technical Products	31%	24%	25%
Pulp	32%	34%	33%
Total	100%	100%	100%

The following table presents our net sales by segment for the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
Net sales			
Fine Paper	$223.9	$222.3	$220.8
Technical Products	183.1	130.6	132.3
Pulp	189.3	183.8	177.4
Intersegment sales	(2.0)	(2.0)	(1.7)
Consolidated	$594.3	$534.7	$528.8

COMMENTARY:

YEAR 2006 VERSUS 2005

	Change in Net Sales Compared to Prior Period		
		Change Due to	
	Total Change	Volume	Average Net Price
Fine Paper	$ 1.6	$ (0.8)	$2.4
Technical Products	52.5	47.4	5.1
Pulp[(a)(b)]	5.5	3.6	1.9
Consolidated	$59.6	$50.2	$9.4

(a) Sales of pulp by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice; therefore, no currency effects are presented in our analysis of the change in net sales for our pulp operations.

(b) Average net price includes an $11.4 million reduction due to pulp hedging activities.

Consolidated net sales increased $59.6 million or 11% in 2006 versus 2005, primarily due to the acquisition of Neenah Germany in October 2006. Excluding Neenah Germany, sales increased $9.9 million or 1%, primarily due to favorable average net selling prices for all our businesses and increased pulp shipments.

- Net sales in our fine paper business increased $1.6 million, or 1%, primarily due to higher average net prices. Higher average net selling prices reflected the realization of price increases on branded products implemented in January and June 2006. Unit volumes were essentially unchanged from the prior year.

- Net sales in our technical products business increased $52.5 million, or 40%, primarily due to the acquisition of Neenah Germany in October 2006. Excluding Neenah Germany, sales increased $2.8 million or 2% due to higher average net selling prices partially offset by lower volume. The increase in average net selling prices was primarily due to the implementation of a surcharge to recover higher raw material costs and a general price increase in January 2006.
- Net sales in our pulp business increased $5.5 million, or 3%, primarily due to higher selling prices and an increase in shipments. Average net selling prices were favorable due to a 10% increase in average market prices for softwood pulp, partially offset by losses on pulp future contracts ($11.4 million). The increase in shipments was primarily due to increased production.

YEAR 2005 VERSUS 2004

	Change in Net Sales Compared to Prior Period		
		Change Due to	
	Total Change	Volume	Average Net Price
Fine Paper	$ 1.5	$(0.2)	$ 1.7
Technical Products	(1.7)	3.7	(5.4)
Pulp[a]	6.4	2.9	3.5
Intersegment sales	(0.3)	(0.3)	–
Consolidated	$ 5.9	$ 6.1	$(0.2)

(a) Sales of pulp by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice; therefore, no currency effects are presented in our analysis of the change in net sales for our pulp operations.

Consolidated net sales increased $5.9 million, or 1%, in 2005 compared with 2004, primarily due to increased technical products and pulp volumes.

- Net sales in our fine paper business increased $1.5 million, or 1%, primarily due to higher average net selling prices, partially offset by lower product mix. Favorable pricing was primarily due to realization of a price increase for most branded products implemented in December 2004 and an additional increase for selected branded products in the third quarter of 2005. Product mix decreased as a result of shipping a higher proportion of lower-priced grades. Unit volumes were essentially unchanged from the prior year, while the uncoated free sheet market decreased approximately 3% in 2005.
- Net sales in our technical products business decreased $1.7 million, or 1%, as 3% growth in unit volumes and favorable product pricing were more than offset by a product mix with a higher proportion of relatively lower-priced premask and tape volume. The volume improvement reflected strong growth in sales of premask and tape products partially offset by reduced label shipments. Favorable average net selling prices were due to the realization of a price increase implemented in the fourth quarter of 2004 and a surcharge implemented in the third quarter of 2005 to recover increased costs for oil-based latex. Sales and mix were adversely affected by reduced heat transfer shipments related to our termination of a distribution agreement and the shift in sales volumes.
- Our pulp business net sales increased $6.4 million, or 4%, primarily due to a 1% increase in pulp shipments and a shift in product mix to a higher proportion of softwood pulp shipments, partially offset by higher discounts on pulp shipments to Kimberly-Clark. Average net selling prices were unfavorable to the prior year as marginally higher average market prices for softwood pulp were more than offset by higher discounts on shipments to Kimberly-Clark pursuant to our pulp supply agreement. Product mix improved from the prior year due to shipping a higher proportion of softwood pulp.

The following table sets forth line items from our consolidated and combined statements of operations as a percentage of net sales for the periods indicated and is intended to provide a perspective of trends in our historical results:

	Year Ended December 31,		
	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of products sold	84.5	82.0	75.5
Gross profit	15.5	18.0	24.5
Selling, general and administrative expenses	9.6	9.2	8.0
Gain on sale of woodlands	(21.1)	0.1	–
Other (income) expense – net	(1.3)	(1.3)	0.3
Operating income	28.3	10.0	16.2
Interest expense – net	2.8	3.4	0.2
Income from continuing operations before income taxes	25.5	6.6	16.0
Provision for income taxes	9.5	2.4	5.8
Income from continuing operations	16.0%	4.2%	10.2%

ANALYSIS OF OPERATING INCOME – YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

The following table sets forth our pretax income (loss) by segment for the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
Operating income			
Fine Paper	$ 56.2	$58.4	$67.0
Technical Products	9.2	10.5	21.9
Pulp	115.8	(9.0)	5.2
Unallocated corporate costs	(12.8)	(6.5)	(8.3)
Consolidated	$168.4	$53.4	$85.8

COMMENTARY:

YEAR 2006 VERSUS 2005

	Change in Operating Income (Loss) Compared to Prior Period					
		Change Due To				
	Total Change	Volume	Net Price[a]	Material Costs[b]	Currency	Other[c][d]
Fine Paper	$ (2.2)	$(0.4)	$ 3.1	$ (4.0)	$ –	$ (0.9)
Technical Products	(1.3)	1.5	4.0	(3.5)	–	(3.3)
Pulp	124.8	2.8	3.5	(3.1)	(12.0)	133.6
Unallocated corporate costs	(6.3)	–	–	–	–	(6.3)
Consolidated	$115.0	$ 3.9	$10.6	$(10.6)	$(12.0)	$123.1

(a) Includes price changes, net of pulp discounts, changes in product mix and results of pulp hedging activities.
(b) Includes price changes for raw materials and energy.
(c) Includes annual maintenance-related downtime spending, other materials, manufacturing labor, distribution and selling, general and administrative expenses.
(d) Includes $125.5 million gain on sale of woodlands.

Consolidated operating income in 2006 increased $115.0 million compared to 2005 due to the $125.5 million gain on the sale of woodlands. Excluding the gain on sale, consolidated operating income was $10.5 million lower than the prior year primarily due to unfavorable currency effects related to the strengthening of the Canadian dollar compared to the U.S. dollar, an unfavorable comparison on pulp hedging activities, higher manufacturing input costs, and increased corporate expenses for stock-based compensation and depreciation related to our ERP software. These unfavorable effects were partially offset by higher average net prices in all our businesses.

- Operating income for our fine paper business decreased $2.2 million, or 4%, primarily due to higher raw material, energy and labor costs. The increase in manufacturing costs was partially offset by higher average net selling prices due to the realization of price increases on branded products implemented in January and June 2006.
- Operating income for our technical products business decreased $1.3 million, or 12%, primarily due to higher raw material (primarily latex and pulp), energy, labor and research and development costs. The increase in manufacturing costs was partially offset by higher average net selling prices due to the realization of a general price increase in January 2006 and the implementation of a surcharge to recover increased latex costs, and favorable volume due to Neenah Germany.
- Operating income for our pulp business increased $124.8 million from the prior year due to the gain on the sale of the woodlands of $125.5 million. Excluding the gain on sale of the woodlands, our pulp business had an operating loss of $9.7 million, a $0.7 million increase from 2005. The increase in the operating loss for the pulp business was primarily due to unfavorable currency effects related to the strengthening of the Canadian dollar compared to the U.S. dollar, an unfavorable comparison on pulp hedging activities ($11.4 million) and higher raw material and energy costs. These effects were partially offset by higher selling prices, gains on currency hedges and cost savings.
- Unallocated corporate expenses increased by $6.3 million primarily due to stock-based compensation costs and depreciation related to our ERP software. Stock-based compensation increased approximately $5.0 million primarily due to the adoption on January 1, 2006 of SFAS 123R.

YEAR 2005 VERSUS 2004

	Change in Operating Income (Loss) Compared to Prior Period					
		Change Due To				
	Total Change	Volume	Net Price[(a)]	Material Costs[(b)]	Currency	Other[(c)]
Fine Paper	$ (8.6)	$(0.1)	$(0.2)	$ (4.3)	$ –	$(4.0)
Technical Products	(11.4)	0.8	(1.5)	(6.4)	–	(4.3)
Pulp	(14.2)	4.6	(6.1)	(10.9)	(4.4)	2.6
Unallocated corporate costs	1.8	–	–	–	–	1.8
Consolidated	$(32.4)	$ 5.3	$(7.8)	$(21.6)	$(4.4)	$(3.9)

(a) Includes price changes, net of pulp discounts, changes in product mix and results of pulp hedging activities.
(b) Includes price changes for raw materials and energy.
(c) Includes restructuring costs, annual maintenance-related downtime spending, other materials, manufacturing labor, distribution and selling, general and administrative expenses.

Consolidated operating income in 2005 of $53.4 million decreased $32.4 million versus the prior year. Higher raw material and energy costs, unfavorable currency translation effects related to the strengthening of the Canadian dollar compared to the U.S. dollar, higher discounts on pulp sales to Kimberly-Clark and costs associated with our operation as a stand-alone company were the primary drivers of the unfavorable comparison.

- Operating income for our fine paper business decreased $8.6 million primarily due to increased manufacturing and distribution costs and costs associated with our operation as a stand-alone company. The increase in manufacturing costs was primarily due to higher raw material prices including an 11% increase in average hardwood pulp prices, gas prices that increased more than 20% from the prior year and increased costs for chemicals and dyes. The increase in distribution costs was primarily due to an increase in fuel prices. In addition, net price was unfavorable to the prior year as an increase in the proportion of unbranded product sales more than offset branded product price increases implemented in December 2004 and the third quarter of 2005.
- Operating income for our technical products business decreased $11.4 million due to higher manufacturing costs, costs associated with our operation as a stand-alone company and lower average net selling prices, partially offset by favorable volume. The increase in manufacturing costs was primarily due to higher costs for oil-based latex and increased utility costs related to higher coal prices. Net price was unfavorable as higher average prices were more than offset by lower heat transfer shipments and the shift in product mix to selling a higher proportion of relatively lower priced premask and tape products. Volume was favorable to the prior year primarily due to the strong growth in premask sales.
- Our pulp business incurred an operating loss of $9.0 million in 2005 which increased $14.2 million compared to the prior year. The unfavorable comparison to the prior year was primarily due to higher discounts on pulp shipments to Kimberly-Clark pursuant to our pulp supply agreement, unfavorable currency translation effects, increased fiber and energy related manufacturing costs and costs associated with our operation as a stand-alone company. These unfavorable factors were partially offset by higher average market prices for softwood pulp.

ADDITIONAL STATEMENT OF OPERATIONS COMMENTARY:

- For the years ended December 31, 2006 and 2005, we incurred $19.4 million and $18.5 million, respectively, of interest expense (including approximately $2.0 million of amortization of debt issuance costs in each year). The increase in interest expense was primarily due to borrowing under our revolving credit agreement to partially finance the acquisition of Neenah Germany. In 2004, we incurred $1.4 million of interest expense on our $225 million of senior notes for the month of December (following the Spin-Off). Kimberly-Clark used a centralized approach to cash management and the financing of its operations. As a result, none of Kimberly-Clark's cash, cash equivalents, debt or interest income or expense was allocated to the Pulp and Paper Business for periods prior to the Spin-Off.
- The effective tax rate was 37.2%, 36.6% and 36.0% for 2006, 2005 and 2004, respectively. The increase in the effective tax rate between 2006 and 2005 was primarily due to a change in the proportion of the pretax income in tax jurisdictions with different marginal tax rates. For the three months ended December 31, 2006, our effective tax rate was 17.9%. The decrease in the effective tax

rate in the fourth quarter was primarily due to the mix of pretax income between tax jurisdictions with different marginal tax rate and the benefits of changes in our corporate structure following the acquisition of Neenah Germany. The increase in the effective tax rate between 2005 and 2004 was primarily due primarily due to the mix of pretax income between tax jurisdictions with different marginal tax rate, partially offset by an increase in the proportion of non-taxable income items to pretax income. See Note 7 of Notes to Consolidated and Combined Financial Statements included elsewhere in this Annual Report for a reconciliation of the annual effective tax rates.

LIQUIDITY AND CAPITAL RESOURCES

	Year Ended December 31,		
	2006	2005	2004
Net cash flow provided by (used in):			
Operating activities	$ 65.8	$ 22.8	$ 76.0
Investing activities, including capital expenditures	(127.7)	(25.8)	(19.1)
Capital expenditures	(25.1)	(25.7)	(19.1)
Financing activities	50.8	(3.6)	(37.8)

OPERATING CASH FLOW COMMENTARY

- Cash provided by operations of $65.8 million for the year ended December 31, 2006 increased $43.0 million from the prior year. This increase was primarily due to a decrease in our investment in operating working capital, partially offset by pension contributions to settle liabilities for current retirees in the Terrace Bay pension plan. The decrease in operating working capital was primarily due to the depletion of finished goods inventory and the collection of accounts receivable at the Terrace Bay mill. Cash provided by operations of $22.8 million for the year ended December 31, 2005 decreased $53.2 million from 2004. This decrease was the result of lower earnings (excluding the non-cash effects of the Terrace Bay impairment loss and related deferred tax benefits and depreciation) and higher income tax payments, partially offset by a decrease in our investment in operating working capital. The decrease in operating working capital was primarily due to lower accounts receivable, partially offset by a decrease in accounts payable related to the timing of payments following the Spin-Off.

- Our investment in operating working capital at December 31, 2006 decreased $31.0 million from the prior year. The decrease in operating working capital was primarily due to the depletion of finished goods inventory and the collection of related receivables at Terrace Bay prior to the transfer to Buchanan. This reduction was partially offset by working capital acquired in the Neenah Germany acquisition. During 2005, higher discounts on pulp shipments to Kimberly-Clark and lower pulp volume resulted in lower accounts receivable and reduced our investment in operating working capital (excluding the effects of a stronger Canadian dollar relative to the U.S. dollar). Our reduced investment in operating working capital due to lower accounts receivable was partially offset by an increase of $7.6 million in inventories (excluding the effects of a stronger Canadian dollar relative to the U.S. dollar). We built pulp finished good inventories to comply with contractually required safety stock levels as we transitioned to being a supplier of market pulp. During 2004, higher average selling prices for pulp resulted in significantly higher accounts receivable and increased our investment in working capital at December 31, 2004 to $116.4 million.

INVESTING COMMENTARY:

- Cash used by investing activities for 2006 of $127.7 million, increased $101.9 million from the prior year period. The increase was primarily due to the acquisition of Neenah Germany for $218.6 million (net of cash acquired) and a payment of $18.6 million to Buchanan to transfer the Terrace Bay mill, partially offset by net proceeds from the sale of woodlands of $134.8 million. Capital spending for 2006 of $25.1 million was $0.6 million lower than the comparable prior year period. Capital spending in 2006 included significant amounts for the acquisition and installation of ERP software and general projects in North America.

  Capital spending in 2005 of $25.7 million was $6.6 million higher than the comparable prior year period. The increased spending was primarily for the acquisition and installation of enterprise resource planning (ERP) software and leasehold improvements at our new research and development center.

- We anticipate capital expenditures for 2007 will be approximately $50 to $55 million including amounts related to our recently acquired Fox River Paper operation. Spending in 2007 includes major projects in Neenah Germany to add capacity and increase productivity. Capital spending in Neenah Germany will primarily be financed through locally generated cash flow, government subsidized project financing and a $15 million Euro line of credit. The timing and amount of capital expenditures will depend on the results of engineering studies, the outcome of negotiations with regulatory authorities and the remediation methods ultimately selected. These capital expenditures are not expected to have a material adverse effect on our financial condition, results of operations or liquidity.

- In March 2007, we acquired the Fox Valley Corporation, which owns Fox River. We paid $52 million in cash for the acquisition and financed it through a combination of cash and debt drawn against our existing revolving credit facility.

FINANCING COMMENTARY:

- Our liquidity requirements are being provided by cash generated from operations, proceeds from asset sales and short-term and long-term borrowings. Availability under our revolving credit facility varies over time depending on the value of our inventory, receivables and various capital assets. At December 31, 2006, we had $57.3 million outstanding under our revolving credit facility, outstanding letters of credit of $2.8 million and $88.2 million of available credit. Prior to the Spin-Off, our financing (net of cash transfers to Kimberly-Clark) was provided by Kimberly-Clark.
- In 2006, net borrowings under our revolving credit agreement increased from $0 to $57.3 million primarily to partially finance the acquisition of Neenah Germany.
- In 2005, we financed the acquisition of our ERP software ($3.6 million) through third-party financing payable over three years. We financed our current year insurance premiums ($2.3 million) through the issuance of a short-term note. Payments under the agreements for our ERP software and insurance premiums in 2005 were $1.1 million and $2.3 million, respectively.
- We paid cash dividends of $0.40 per share or $5.9 million in each of 2006 and 2005.

TRANSFER OF TERRACE BAY MILL:

- In conjunction with the transfer of the Terrace Bay mill to Buchanan and as a closing condition of the agreement, we initiated plans to curtail and settle our Ontario, Canada defined benefit pension plan. In August 2006, we made a payment to the pension trust of approximately $10.8 million for the purchase of annuity contracts to settle our pension liability for current retirees. As a result of the transaction, we recognized a pension curtailment and settlement loss of approximately $26.4 million in the year ended December 31, 2006. In addition, we expect to record a settlement loss of approximately $40 million related to the future settlement of pension obligations for active employees. The amount of any funds that we may pay or receive and the timing of recognition of the loss to settle the liability for active employees are dependent upon, among other things, an actuarial determination of the value of the obligations being settled, the cost of annuity contracts, regulatory approval to settle the plan and employee elections.

CREDIT AGREEMENT AMENDMENT:

- In October 2006, we amended our Credit Agreement to, among other things, (i) increase availability under our Revolver from $150 million to $165 million, (ii) extend the termination date of the Credit Agreement to November 30, 2010, (iii) set the interest rate under the Revolver to either (A) the Prime Rate (as defined in the amended Credit Agreement) plus a percentage ranging from 0% to 0.75%, or (B) LIBOR plus a percentage ranging from 1.25% to 2.25%, (iv) reduce the commitment fee pricing on the Revolver, and (v) make other definitional, administrative and covenant modifications to the Credit Agreement.
- In the amendment, the lenders also consented to consummation of our announced purchase of Neenah Germany. Neenah Germany is not expected to become a borrower or guarantor with respect to the Revolver. However, we pledged 65% of our equity interest in Neenah Germany as security for our obligations under the Credit Agreement.
- Our ability to borrow under the Revolver is limited by the amendment to the lowest of (a) $165 million, (b) our borrowing base (as determined in accordance with the amended Credit Agreement), and (c) the applicable cap on the amount of "credit facilities" under the indenture. As of December 31, 2006, our borrowing base was approximately $153 million. The amount of the borrowing base is subject to change from time to time in accordance with the terms of the Credit Agreement.
- The Revolver, as amended, contains events of default customary for financings of this type, including failure to pay principal or interest, materially false representations or warranties, failure to observe covenants and other terms of the Revolver, cross-defaults to other indebtedness, bankruptcy, insolvency, various ERISA violations, the incurrence of material judgments and changes in control.
- In March 2007, we entered into the fourth amendment to our Credit Agreement to, among other things, (i) increase our secured revolving line of credit from $165 million to $180 million, and (ii) assist us in consummating the acquisition of Fox River for $52 million, and (iii) make other definitional, administrative and covenant modifications to the Credit Agreement. The entities acquired pursuant to the Fox River transaction will become guarantors with respect to such secured revolving line of credit.
- Despite the increase in the total commitment to $180 million, our ability to borrow under the revolving credit facility is limited by the terms of the Third Amendment to the lowest of (a) $180 million, (b) our borrowing base (as determined in accordance with the amended Credit Agreement), and (c) the applicable cap on the amount of "credit facilities" under the indenture.

- As part of closing the Fox River acquisition, we borrowed $54 million in principal under the Revolver. As of such date the total amount outstanding under the Revolver was approximately $111 million. All principal amounts outstanding under the Credit Agreement are due and fully payable on the date of termination of the Credit Agreement. While the Fourth Amendment increases the total commitment available to us under the Credit Agreement, no assurance can be given that we will meet the requirements to borrow the full amount available under the Credit Agreement.

Management believes our ability to generate cash from operations and our borrowing capacity are adequate to fund working capital, capital spending and other cash needs for the next twelve months. Our ability to generate adequate cash from operations beyond 2007, however, will depend on, among other things, our ability to successfully implement our business strategies and cost cutting initiatives and to manage the impact of changes in pulp prices and currencies. We can give no assurance we will be able to successfully implement those strategies and cost cutting initiatives or successfully manage our pulp pricing and currency exposures.

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2006:

(In millions)	2007	2008	2009	2010	2011	Beyond 2011	Total
Unconditional purchase obligations	$48.0	$47.3	$43.9	$ 41.9	$38.4	$214.0	$433.5
Long-term debt payments	1.3	–	–	57.3	–	225.0	283.6
Interest payments on long-term debt	16.7	16.6	16.6	16.6	16.6	49.8	132.9
Other post-employment benefit obligations	3.5	2.7	1.5	1.8	2.1	15.0	26.6
Operating leases	1.3	0.9	0.8	0.7	0.6	1.4	5.7
Open purchase orders	20.2	–	–	–	–	–	20.2
Contributions to pension trusts	8.7	–	–	–	–	–	8.7
Total contractual obligations	$99.7	$67.5	$62.8	$118.3	$57.7	$505.2	$911.2

The unconditional purchase obligations are for the purchase of raw materials, primarily wood chips. Although we are primarily liable for payments on the above operating leases and unconditional purchase obligations, based on historic operating performance and forecasted future cash flows, we believe our exposure to losses, if any, under these arrangements is not material.

The open purchase orders represent amounts we anticipate will become payable within the next year for goods and services that we have negotiated for delivery.

The future payments that we will make for post-employment benefits other than pensions are estimated using actuarial assumptions, including expected future service, to project the future obligations.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from these estimates, and changes in these estimates are recorded when known. The critical accounting policies used in the preparation of the consolidated financial statements are those that are important both to the presentation of financial condition and results of operations and require significant judgments with regard to estimates used. These critical judgments relate to the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses.

The following summary provides further information about the critical accounting policies and should be read in conjunction with the notes to the Consolidated and Combined Financial Statements. We believe that the consistent application of our policies provides readers of Neenah's financial statements with useful and reliable information about our operating results and financial condition.

We have discussed the application of these critical accounting policies with our Board of Directors and Audit Committee.

REVENUE RECOGNITION

We recognize sales revenue when all of the following have occurred: (1) delivery has occurred, (2) persuasive evidence of an agreement exists, (3) pricing is fixed or determinable, and (4) collection is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is largely dependent on shipping terms. Revenue is recorded at the time of shipment for terms designated free on board ("FOB") shipping point. For pulp sales to Kimberly-Clark and other customers that are designated FOB destination, revenue is recognized when the product is delivered to the customer's delivery site. Sales are reported net of allowable discounts and estimated returns. Reserves for cash discounts, trade allowances and sales returns are estimated using historical experience.

INVENTORIES

We value U.S. inventories at the lower of cost, using the Last-In, First-Out ("LIFO") method for financial reporting purposes, or market. Canadian and German inventories are valued at the lower of cost, using either the First-In, First-Out ("FIFO") or a weighted-average cost method, or market. The FIFO values of total U.S. inventories valued on the LIFO method were $37.9 million and $35.2 million at December 31, 2006 and 2005, respectively. Cost includes labor, materials and production overhead. Inventories of the Canadian pulp operations include both roundwood (logs) and wood chips. These inventories are located both at the pulp mills and at various timberlands locations. In accordance with industry practice, physical inventory counts utilize "scaling" techniques to estimate quantities of roundwood, as well as various electronic devices to calculate wood chip inventory amounts. These techniques historically have provided reasonable estimates of such inventories.

DEFERRED INCOME TAX ASSETS

As of December 31, 2006, we have recorded deferred income tax assets totaling $34.2 million related to temporary differences, and we have established no valuation allowances against these deferred income tax assets. As of December 31, 2005, our deferred income tax assets were $29.3 million. In determining the need for valuation allowances, we consider many factors, including specific taxing jurisdictions, sources of taxable income, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance would be recognized if, based on the weight of available evidence, we conclude that it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Prior to the Spin-Off, our operations were included in the consolidated income tax returns of Kimberly-Clark. Kimberly-Clark will indemnify us for all income tax liabilities and retain rights to all tax refunds for periods through the date of the Spin-Off. Accordingly, the consolidated balance sheets for periods prior to the Spin-Off do not include current or prior period income tax receivables or payables related to our operations, which were filed on a consolidated basis with Kimberly-Clark. For all periods, the income tax provisions have been determined as if we were a separate taxpayer.

FINANCIAL INSTRUMENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. We place our temporary cash investments with high credit quality financial institutions.

We use derivative instruments to manage exposures to foreign currency and commodity price risks. We principally use foreign currency forward and pulp future contracts to hedge against these exposures. Derivative instruments are recorded on the balance sheet as assets or liabilities and are measured at fair market value. Derivative instruments that have been designated as hedges of anticipated future cash flows are marked-to-market through accumulated other comprehensive income (balance sheet adjustments) until such time as the related forecasted transactions affect earnings. Derivatives that are not designated as hedges are adjusted to fair value through other income. Fair value estimates are based on relevant market information, including current market rates and prices. We document relationships between hedging instruments and hedged items, and link derivatives designated as cash flow hedges to specific forecasted transactions. We also assess and document, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows associated with the hedged items. Any hedge ineffectiveness is charged to expense in the period incurred.

PENSION BENEFITS

In connection with the Spin-Off, and as set forth in the employee matters agreement, obligations for Kimberly-Clark's defined benefit pension plans and defined contribution retirement plans related to active and former employees of the Canadian pulp operations and active employees of the U.S. paper operations became our responsibility. Kimberly-Clark retained the obligations for former employees of the U.S. paper operations. A share of pension assets related to active employees of the U.S. paper operations were transferred from Kimberly-Clark's pension plan to a new pension plan established by us. The new plan provides substantially

similar benefits and credits our employees for service earned with Kimberly-Clark. With respect to Canadian employees, we assumed the existing pension assets and obligations of the related Kimberly-Clark pension plans.

Our funding policy for qualified defined benefit plans is to contribute assets to fully fund the accumulated benefit obligation. Subject to regulatory and tax deductibility limits, any funding shortfall is to be eliminated over a reasonable number of years. Nonqualified plans providing pension benefits in excess of limitations imposed by the taxing authorities are not funded.

Consolidated and combined pension expense for defined benefit pension plans was $35.5 million, $13.2 million and $10.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. Pension expense for 2006 includes $26.4 million for settlement and curtailment losses related to the purchase of annuity contracts to settle pension liabilities for current retirees in our Ontario, Canada defined benefit pension plan. In addition, in May 2005 we recognized a pretax charge of $1.6 million for a partial settlement of certain pension obligations related to the closure of the No. 1 Mill. Pension expense is calculated based upon a number of actuarial assumptions applied to each of the defined benefit plans. The weighted-average expected long-term rate of return on pension fund assets used to calculate pension expense was 8.39%, 8.41% and 8.50% for the years ended December 31, 2006, 2005 and 2004, respectively. The expected long-term rate of return on pension fund assets held by our pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. Also considered were the plans' historical 10-year and 15-year compounded annual returns. We anticipate that, on average, the investment managers for our U.S. and Canadian plans will generate annual long-term rates of return of at least 8.0% and 8.5%, respectively. Our expected long-term rate of return on the assets in the plans is based on an asset allocation assumption of about 60% with equity managers, with expected long-term rates of return of approximately 10%, and 40% with fixed income managers, with an expected long-term rate of return of about 6%. The actual asset allocation is regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate. We evaluate our investment strategy and long-term rate of return on pension asset assumptions at least annually.

Pension expense is estimated based on the fair value of assets rather than a market-related value that averages gains and losses over a period of years. Investment gains or losses represent the difference between the expected return calculated using the fair value of the assets and the actual return based on the fair value of assets. The variance between the actual and the expected gains and losses on pension assets is recognized in pension expense more rapidly than it would be if a market-related value for plan assets was used. As of December 31, 2006, our pension plans had cumulative unrecognized investment losses and other actuarial losses of approximately $97.3 million. These unrecognized net losses may increase our future pension expense if not offset by (i) actual investment returns that exceed the assumed investment returns, (ii) other factors, including reduced pension liabilities arising from higher discount rates used to calculate our pension obligations or (iii) other actuarial gains, including whether such accumulated actuarial losses at each measurement date exceed the "corridor" determined under SFAS 87, *Employers' Accounting for Pensions*.

The discount (or settlement) rate that is utilized for determining the present value of future pension obligations in the U.S. is generally based on the yield for a theoretical basket of AA-rated corporate bonds currently available in the marketplace, whose duration matches the timing of expected pension benefit payments. The discount (or settlement) rate that is utilized for determining the present value of future pension obligations in Canada is generally based on the Government of Canada long bond rate plus the spread for a long-term AA-rated bond index over the yield on 30-year U.S. Treasury bonds converted to an equivalent one-year compound basis. The weighted-average discount rate was 5.25% and 5.20% at December 31, 2006 and 2005, respectively.

Our consolidated pension expense in 2006 is based on an expected weighted-average long-term rate of return on assets of 8.39%, a weighted-average discount rate of 5.20% and various other assumptions. Pension expense beyond 2006 will depend on future investment performance, our contributions to the pension trusts, changes in discount rates and various other factors related to the covered employees in the plans.

The fair value of the assets in our defined benefit plans decreased to approximately $351 million at December 31, 2006 from about $375 million at December 31, 2005, primarily due to benefit payments of $92.4 million (including purchases of annuity contracts to settle pension liabilities for current retirees in the Ontario, Canada defined benefit pension plan), partially offset by investment gains of $42.3 million and plan contributions of $24.2 million. At December 31, 2006, the projected benefit obligations of the defined benefit plans exceeded the fair value of plan assets by approximately $69 million and were marginally lower than the $75 million deficit at December 31, 2005. The accumulated benefit obligation exceeded the fair value of plan assets by approximately $31.4 million and $5.4 million at December 31, 2006 and 2005, respectively. Contributions to pension trusts in 2006 were $24.2 million compared with $20.3 million in 2005 (including $1.6 million for special termination benefits related to the closure of the No. 1 Mill). In addition, we made direct benefit payments of approximately $0.1 million in each of 2006, 2005 and 2004 for unfunded supplemental retirement benefits.

IMPAIRMENT

Property, plant and equipment are tested for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, whenever events or changes in circumstances indicate that the carrying amounts of such long-lived assets may not be recoverable from future net pretax cash flows. Impairment testing requires significant management judgment including estimating the future success of product lines, future sales volumes, growth rates for selling prices and costs, alternative uses for the assets and estimated proceeds from disposal of the assets. Impairment testing is conducted at the lowest level where cash flows can be measured and are independent of cash flows of other assets. An asset impairment would be indicated if the sum of the expected future net pretax cash flows from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying amount. We determine fair value based on an expected present value technique in which multiple cash flow scenarios that reflect a range of possible outcomes and a risk free rate of interest are used to estimate fair value.

The estimates and assumptions used in the impairment analysis are consistent with the business plans and estimates we use to manage our business operations. The use of different assumptions would increase or decrease the estimated fair value of the asset and would increase or decrease the impairment charge. Actual outcomes may differ from the estimates.

See "Results of Operations and Related Information – Executive Summary – Results of Discontinued Operations" for a summary of our asset impairment test on the Terrace Bay pulp facility, which resulted in net pretax impairment losses of approximately $54.5 million and $112.8 million in 2005 and 2004, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arising from a business combination is recorded as the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed in accordance with the guidance of Statement of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS 141"). All of our goodwill was acquired in conjunction with the acquisition of Neenah Germany in October 2006.

Under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is subject to impairment testing at least annually. A fair-value-based test is applied at the reporting unit level, which is generally one level below the segment level. The test compares the fair value of an entity's reporting units to the carrying value of those reporting units. This test requires various judgments and estimates. The fair value of the reporting unit is determined using an estimate of future cash flows and a risk adjusted discount rate to compute a net present value of future cash flows. An adjustment to goodwill will be recorded for any goodwill that is determined to be impaired. Impairment of goodwill is measured as the excess of the carrying amount of goodwill over the fair values of recognized assets and liabilities of the reporting unit. The Company tests goodwill for impairment at least annually on November 30 in conjunction with preparation of its annual business plan, or more frequently if events or circumstances indicate it might be impaired. Goodwill was last tested for impairment as of November 30, 2006 and no impairment was indicated.

Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. Intangible assets consist primarily of customer relationships, trade names and acquired intellectual property. Such intangible assets are being amortized using the straight-line method over estimated useful lives of between 10 and 15 years. Certain trade names are estimated to have indefinite useful lives and as such are not being amortized.

STOCK-BASED COMPENSATION

On January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") using the modified-prospective transition method. Stock-based compensation cost recognized under SFAS 123R consists of (a) compensation cost for all unvested stock-based grants outstanding as of January 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and (b) compensation cost for all stock-based awards granted subsequent to adoption based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. The amount of stock-based compensation cost recognized is based on the fair value of grants that are ultimately expected to vest and is recognized pro-rata over the requisite service period for the entire award.

SFAS 123R amends Statement of Financial Accounting Standards No. 95, *Statement of Cash Flows*, to require the reporting of excess tax benefits related to the exercise or vesting of stock-based awards as cash provided by financing activities rather than as a reduction in income taxes paid and reported as cash provided by operations.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute "forward-looking" statements as defined in Section 27A of the Securities Act of 1933 (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), or in releases made by the Securities and Exchange Commission (the "SEC"), all as may be amended from time to time. Statements contained in this annual report that are not historical facts may be forward-looking statements within the meaning of the PSLRA. Any such forward-looking statements reflect our beliefs and assumptions and are based on information currently available to us. Forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws. The Company cautions investors that any forward-looking statements we make are not guarantees or indicative of future performance. For additional information regarding factors that may cause our results of operations to differ materially from those presented herein, please see "Risk Factors" contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and as are detailed from time to time in other reports we file with the SEC.

You can identify forward-looking statements as those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "expect," "anticipate," "contemplate," "estimate," "believe," "plan," "project," "predict," "potential" or "continue," or the negative of these, or similar terms. In evaluating these forward-looking statements, you should consider the following factors, as well as others contained in our public filings from time to time, which may cause our actual results to differ materially from any forward-looking statement:

- general economic conditions, particularly in the United States, Canada and Europe;
- fluctuations in global equity and fixed-income markets;
- the competitive environment;
- fluctuations in commodity prices, exchange rates (in particular changes in the U.S./Canadian dollar and U.S./Euro currency exchange rates) and interest rates;
- the ability to realize anticipated cost savings, and the successful integrations of the former Fox River business and Neenah Germany operations;
- the cost or availability of wood, other raw materials and energy;
- unanticipated expenditures related to the cost of compliance with environmental and other governmental regulations;
- our ability to control costs and implement measures designed to enhance operating efficiencies;
- our ability to successfully integrate and realize synergies from future acquisitions;
- the loss of current customers or the inability to obtain new customers;
- the cyclical nature of our pulp business;
- increases in the funding requirements for our pension and post-employment liabilities;
- changes in asset valuations including write-downs of assets including fixed assets, goodwill, intangible assets, inventory, accounts receivable or other assets for impairment or other reasons;
- our existing and future indebtedness;
- strikes, labor stoppages and changes in our collective bargaining agreements and relations with our employees and unions; and
- other risks that are detailed from time to time in reports we file with the SEC.

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this information statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational enterprise, we are exposed to risks such as changes in commodity prices, foreign currency exchange rates, interest rates and environmental regulation. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. Credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties.

Presented below is a description of our most significant risks.

FOREIGN CURRENCY RISK

Our results of operations and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar. In addition, our reported results of operations

are affected by changes in the Euro exchange rate relative to the U.S. dollar. Exchange rate fluctuations can have a material impact on our financial results because substantially all of our pulp mill's expenses are incurred in Canadian dollars and our pulp revenues are denominated in U.S. dollars. In 2006, a hypothetical $0.01 increase in the Canadian dollar relative to the U.S dollar would have decreased our income before income taxes by approximately $2 million, excluding additional currency remeasurement losses.

We use hedging arrangements to reduce our exposure to Canadian dollar exchange rate fluctuations, although these arrangements could result in us incurring higher costs than we would incur without the arrangements. At December 31, 2006 we had foreign currency contracts outstanding in a notional amount of $93 million Canadian dollars designated as cash flow hedges of U.S. dollar denominated pulp sales. The fair value of the contracts was a current asset of $0.7 million U.S. dollars. The weighted-average exchange rate for the foreign currency contracts at December 31, 2006 was $0.854 U.S. dollars per Canadian dollar and the contracts extend through December 2007.

Currency transactional exposures are also sensitive to changes in the exchange rate of the U.S. dollar against the Canadian dollar and the Euro. We performed a sensitivity test to quantify the effects that possible changes in the exchange rate of the U.S. dollar would have on our pretax income based on the transactional exposure at December 31, 2006. The effect is calculated by multiplying our net monetary asset or liability position by a 10% change in the exchange rate of the Canadian dollar and the Euro versus the U.S. dollar. The results of this sensitivity test are as follows. As of December 31, 2006, a 10% unfavorable change in the exchange rate of the U.S. dollar against the Canadian dollar and the Euro involving balance sheet transactional exposure would have resulted in net pretax losses of approximately $3 million and $4 million, respectively.

Finally, the translation of the balance sheets of our Canadian operations from Canadian dollars into U.S. dollars and our German operations from Euros into U.S. dollars also are sensitive to changes in the exchange rate of the U.S. dollar against the Canadian dollar and Euro, respectively. Consequently, we performed a sensitivity test to determine if changes in the exchange rate would have a significant effect on the translation of the balance sheets of our Canadian operations and German operations into U.S. dollars. These translation gains or losses are recorded as unrealized translation adjustments, or UTA (a component of comprehensive income), within stockholders' equity. The hypothetical change in UTA is calculated by multiplying the net assets of our Canadian and German operations by a 10% change in the U.S.$/Canadian$ and U.S.$/Euro exchange rates, respectively. The results of this sensitivity test are presented in the following paragraph.

As of December 31, 2006, a 10% unfavorable change in the exchange rate of the U.S. dollar against the Canadian dollar and the U.S. dollar against the Euro would have decreased our stockholders' equity by approximately $6 million and $23 million, respectively. The hypothetical increase in UTA is based on the difference between the December 31, 2006 exchange rate and the assumed exchange rate.

COMMODITY RISK

PULP

Our results of operations, cash flows and financial position are sensitive to the selling prices of wood pulp. Wood pulp is a commodity for which there are multiple other suppliers. Typically, commodities businesses compete primarily on the basis of price and availability. The revenues from producing a commodity tend to be cyclical, with periods of shortage and rapidly rising prices leading to increased production and increased industry investment until supply exceeds demand. Those periods are then typically followed by periods of reduced prices and excess and idle capacity until the cycle is repeated.

The markets and profitability of pulp have been, and are likely to continue to be, cyclical. Because our pulp business competes primarily on the basis of price and availability, the financial success of our pulp mills depends on their ability to produce pulp at a competitive cost. Accordingly, we must continuously and effectively manage our cost structure and production capacity to be able to respond effectively to business cycles in the pulp industry.

In the past, we have used hedging arrangements to reduce our exposure to pulp price fluctuations, although these arrangements could result in us incurring higher costs than we would incur without the arrangements. During 2005 and 2006, we entered into a series of pulp futures contracts to hedge fluctuations in pulp prices through December 2006. At December 31, 2006, we had no outstanding pulp future contracts.

Based on 2006 shipment volume, a 10% decrease in the market price for northern bleached softwood kraft pulp (excluding the impact of volume and other discounts) would reduce pretax income of our Pulp segment by approximately $17.6 million.

RAW MATERIALS

We purchase a substantial portion of the raw materials and energy necessary to produce our products on the open market, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. We do not have significant influence over our raw material or energy prices and generally do not possess enough power to pass increases in those prices along to purchasers of our products, unless those increases coincide with increased demand for the product. Therefore, an increase in raw material or energy prices could occur at the same

time that prices for our products are decreasing and have an adverse effect on our results of operations, financial position and cash flows.

We obtain a portion of the wood fiber required for the Pictou pulp mill from timberland areas licensed by the Nova Scotia provincial government. The government has granted us non-exclusive licenses for substantial timberland areas from which we obtain fiber, and we also obtain fiber harvested from timberland areas licensed to others by this government. There can be no assurance that the amount of fiber that we are allowed to harvest from these licensed areas will not be decreased, or that our licenses will continue to be renewed or extended by the governments on acceptable terms. In the area where our Pictou mill is located, there is increasing competition for wood fiber from various other users. Changes in governmental practices and policies as they apply to us and to others from whom we obtain fiber may result in less fiber being available, increased costs to obtain the fiber and additional expense in meeting forestry standards. These results could have a material adverse effect upon our financial position, liquidity and results of operations.

In 2006, two suppliers provided over 70% of the wood chips used by the Pictou mill. While we believe that alternative sources of critical supplies, such as wood chips, would be available, disruption of our primary sources could create a temporary, adverse effect on product shipments. Also, an interruption in supply of single source specialty grade latex or specialty softwood pulp to our technical products business could disrupt and eventually cause a shutdown of production of certain technical products.

We generate substantially all of the electrical energy used by our Munising and Pictou mills. Availability of energy is not expected to be a problem in the foreseeable future, but the purchase price of such energy can and likely will fluctuate significantly based on fluctuations in demand and other factors. In addition, we have forward purchase contracts for natural gas through June 2007. At December 31, 2006, we had future contracts for 290,000 MMBTUs of natural gas with a notional amount of approximately $2.5 million. The weighted average price for the natural gas futures contracts at December 31, 2006 was $8.79 per MMBTU. In January 2006, we entered into an agreement to purchase 350 thousand pounds per year of "Green Steam" to supply energy at our Neenah paper mill. We anticipate that the agreement will substantially reduce the mill's annual consumption of natural gas. There is no assurance that we will be able to obtain electricity or natural gas purchases on favorable terms in the future.

INTEREST RATE RISK

We are exposed to interest rate risk on our fixed rate long-term debt and our variable rate bank debt. Our objective is to manage the impact of interest rate changes on earnings and cash flows from our variable rate debt and on the market value of our fixed rate debt. At December 31, 2006, we had $225.0 million of fixed rate long-term debt outstanding and $57.3 million of variable rate borrowings outstanding under our revolving credit agreement. We are exposed to fluctuations in the fair value of our fixed rate long-term debt resulting from changes in market interest rates, but not to fluctuations in our earnings or cash flows. At December 31, 2006, the fair market value of our fixed rate long-term debt was $273.3 million based upon the quoted market price of the senior notes. A 100 basis point increase in interest rates would increase our annual interest expense on variable rate borrowings outstanding under our revolving credit agreement by approximately $0.6 million.

We could in the future, reduce our exposure to interest rate fluctuations on our variable rate debt by entering into interest rate hedging arrangements, although those arrangements could result in us incurring higher costs than we would incur without the arrangements.

ENVIRONMENTAL REGULATION

Our manufacturing operations are subject to extensive regulation by U.S. and international authorities. We have made significant capital expenditures to comply with environmental laws, rules and regulations. Due to changes in environmental laws and regulations, the application of such regulations and changes in environmental control technology, we are not able to predict with certainty the amount of future capital spending to be incurred for environmental purposes. Taking these uncertainties into account, we have planned capital expenditures for environmental projects during the period 2007 through 2010 of approximately $2 million to $3 million annually. Following the completion of engineering studies and negotiations with local authorities and other interested parties in Canada, we do not currently anticipate any material capital expenditures would be required at the Pictou mill related to the effluent treatment system, total sulphur emissions or other environmental matters until 2009 or later.

We believe these risks can be managed and will not have a material adverse effect on our business or our consolidated financial position, results of operations or cash flows.

internal control over financial reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) or 15a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of the Company's businesses except for Neenah Germany manufacturing operations acquired in October 2006. Neenah Germany constituted approximately 125% and 46% of net and total assets, respectively, and 8% of revenues, and 3% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Further discussion of this acquisition can be found in Note 5 to our consolidated and combined financial statements. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. Deloitte & Touche's attestation report on management's assessment of the Company's internal control over financial reporting is included herein.

Neenah Paper, Inc.
March 15, 2007

To the Board of Directors and Stockholders of
Neenah Paper, Inc., Alpharetta, Georgia

We have audited management's assessment, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting," that Neenah Paper, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Neenah Germany, which was acquired in October 2006 and whose financial statements constitute 125 percent and 46 percent of net and total assets, respectively, 8 percent of revenues, and 3 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Neenah Germany. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, ccurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2006 of the Company and our report dated March 15, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the preparation of the combined financial statements of the Pulp and Paper Business of Kimberly-Clark Corporation and an explanatory paragraph regarding the Company's adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, on January 1, 2006, and the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. on December 31. 2006.

Deloitte & Touche LLP

Atlanta, Georgia
March 15, 2007

public accounting firm

To the Board of Directors and Stockholders of
Neenah Paper, Inc., Alpharetta, Georgia

We have audited the accompanying consolidated balance sheets of Neenah Paper, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated and combined statements of operations, stockholders' and invested equity, and cash flows of the Company and the Pulp and Paper Business of Kimberly-Clark Corporation ("Pulp and Paper Business") for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying combined financial statements were prepared to present the results of operations and cash flows of the Pulp and Paper Business, which was spun off to Kimberly-Clark Corporation's stockholders as described in Note 1 to the consolidated and combined financial statements, and may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if the Pulp and Paper Business had operated as a stand-alone company during the period presented.

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of Neenah Paper, Inc. and subsidiaries at December 31, 2006 and 2005, and the results of operations and cash flows of the Company and the Pulp and Paper Business for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, on January 1, 2006 and the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, on December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Atlanta, Georgia
March 15, 2007

statements of operations

(In millions, except share and per share data)	Year Ended December 31, 2006	2005	2004
Net sales	$ 594.3	$534.7	$528.8
Cost of products sold	502.3	438.7	399.4
Gross profit	92.0	96.0	129.4
Selling, general and administrative expenses	56.9	49.4	42.0
Gain on sale of woodlands (Note 3)	(125.5)	–	–
Other (income) expense – net	(7.8)	(6.8)	1.6
Operating income	168.4	53.4	85.8
Interest expense	19.4	18.5	1.4
Interest income	(2.9)	(0.3)	–
Income from continuing operations before income taxes	151.9	35.2	84.4
Provision for income taxes	56.5	12.9	30.4
Income from continuing operations	95.4	22.3	54.0
Loss from discontinued operations (Note 4)	(32.9)	(52.0)	(80.4)
Net income (loss)	$ 62.5	$ (29.7)	$ (26.4)
Earnings (Loss) Per Common Share			
Basic			
Continuing operations	$ 6.47	$ 1.51	$ 3.66
Discontinued operations	(2.23)	(3.53)	(5.45)
	$ 4.24	$ (2.02)	$ (1.79)
Diluted			
Continuing operations	$ 6.43	$ 1.51	$ 3.65
Discontinued operations	(2.22)	(3.52)	(5.43)
	$ 4.21	$ (2.01)	$ (1.78)
Weighted-Average Common Shares Outstanding (in thousands)			
Basic	14,757	14,739	14,738
Diluted	14,847	14,787	14,799

See Notes to Consolidated and Combined Financial Statements

(In millions)	December 31, 2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1.6	$ 12.6
Accounts receivable, net	112.5	79.1
Inventories	74.9	87.1
Deferred income taxes	1.5	1.7
Prepaid and other current assets	31.9	23.8
Total Current Assets	222.4	204.3
Property, Plant and Equipment – net	355.6	217.9
Deferred Income Taxes	32.7	27.6
Prepaid and Intangible Pension Costs (Note 9)	–	71.7
Goodwill (Note 5)	92.0	–
Intangible Assets (Note 5)	29.5	–
Other Assets	12.5	15.5
TOTAL ASSETS	$744.7	$ 537.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Debt payable within one year	$ 1.3	$ 1.2
Accounts payable	74.7	40.4
Accrued expenses	53.5	38.8
Total Current Liabilities	129.5	80.4
Long-term Debt	282.3	226.3
Deferred Income Taxes	35.8	–
Noncurrent Employee Benefits and Other Obligations	112.2	65.0
TOTAL LIABILITIES	559.8	371.7
Commitments and Contingencies (Notes 13 and 14)		
Stockholders' Equity		
Common stock, par value $0.01 – authorized: 100,000,000 shares; issued and outstanding: 14,811,520 shares and 14,766,203 shares	0.1	0.1
Treasury stock, at cost: 1,999 shares and 814 shares	(0.1)	–
Additional paid-in capital	224.7	219.4
Accumulated deficit	(49.7)	(106.3)
Accumulated other comprehensive income	9.9	53.9
Unearned compensation on restricted stock	–	(1.8)
Total Stockholders' Equity	184.9	165.3
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$744.7	$ 537.0

See Notes to Consolidated and Combined Financial Statements

# of changes in stockholders' equity and invested capital

(In millions, shares in thousands)	Common Stock		Treasury Stock	Additional Paid-In Capital	Kimberly-Clark's Net Investment	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Unearned Compensation on Restricted Stock	Comprehensive Income/(Loss)
	Shares	Amounts							
Balance, December 31, 2003	–	$ –	$ –	$ –	$ 436.8	$ –	$ (3.1)	$ –	
Net income (loss)					44.3	(70.7)			$(26.4)
Other comprehensive income									
Unrealized foreign currency translation							24.8		24.8
Minimum pension liability							30.0		30.0
Loss on cash flow hedges							(0.1)		(0.1)
Net transfers to Kimberly-Clark					(37.6)				
Adjustment to deferred taxes at Spin-Off					(12.7)				$ 28.3
Other non-cash transfers to Kimberly-Clark					(1.8)				
Spin-Off payment to Kimberly-Clark					(213.0)				
Transfer to additional paid-in capital				216.0	(216.0)				
Issuance of common stock	14,738	0.1							
Stock-based compensation awards, less amortization	25			2.3				(2.2)	
Balance, December 31, 2004	14,763	0.1	–	218.3	–	(70.7)	51.6	(2.2)	
Net loss						(29.7)			$(29.7)
Other comprehensive income									
Unrealized foreign currency translation							10.1		10.1
Minimum pension liability							(12.5)		(12.5)
Gain on cash flow hedges							4.7		4.7
Dividends declared						(5.9)			$(27.4)
Restricted stock vesting	3								
Stock-based compensation awards, less amortization				0.4				0.4	
Other (Note 7)				0.7					
Balance, December 31, 2005	14,766	0.1	–	219.4	–	(106.3)	53.9	(1.8)	
Net income						62.5			$ 62.5
Other comprehensive income									
Unrealized foreign currency translation							12.8		12.8
Minimum pension liability							2.9		2.9
Loss on cash flow hedges							(4.3)		(4.3)
Dividends declared						(5.9)			$ 73.9
Transfer of unearned compensation to additional paid-in capital				(1.8)				1.8	
Adjustment to initially adopt SFAS 158 (Note 9)							(55.4)		
Stock options exercised	43			1.3					
Restricted stock vesting (Note 12)	3		(0.1)						
Stock-based compensation				5.8					
Balance, December 31, 2006	14,812	$0.1	$(0.1)	$224.7	$ –	$ (49.7)	$ 9.9	$ –	

See Notes to Consolidated and Combined Financial Statements

statements of cash flows

(In millions)	Year Ended December 31, 2006	2005	2004
OPERATING ACTIVITIES			
Net income (loss)	$ 62.5	$(29.7)	$ (26.4)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	30.2	29.0	36.0
Stock-based compensation	5.8	0.8	0.6
Deferred income tax provision	30.0	(20.1)	(43.6)
Asset impairment loss	–	54.5	112.8
Gain on sale of woodlands (Note 3)	(125.5)	–	–
Loss on disposal of Terrace Bay (Note 4)	6.5	–	–
Loss on curtailment and partial settlement of pension plan (Note 4)	26.4	–	–
Loss on other asset dispositions	0.8	0.5	3.1
Net cash provided by (used in) changes in operating working capital, net of effects of acquisition			
Accounts receivable	3.0	13.3	(14.1)
Inventories	24.7	(7.6)	(9.4)
Prepaid and other current assets	(0.8)	(6.9)	2.4
Accounts payable	8.0	(10.1)	11.3
Accrued expenses	0.7	(0.2)	5.6
Foreign currency effects on working capital	4.2	1.4	5.7
Contribution to settle pension liabilities (Note 4)	(10.8)	–	–
Pension and other post-employment benefits	0.3	(2.7)	(7.4)
Other	(0.2)	0.6	(0.6)
NET CASH PROVIDED BY OPERATING ACTIVITIES	65.8	22.8	76.0
INVESTING ACTIVITIES			
Capital expenditures	(25.1)	(25.7)	(19.1)
Net proceeds from sale of woodlands (Note 3)	134.8	–	–
Payment for transfer of Terrace Bay (Note 4)	(18.6)	–	–
Acquisition of German operations, net of cash acquired (Note 5)	(218.6)	–	–
Other	(0.2)	(0.1)	–
NET CASH USED IN INVESTING ACTIVITIES	(127.7)	(25.8)	(19.1)
FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	84.3	3.6	225.0
Debt issuance costs	(0.7)	(0.2)	(12.2)
Repayments of long-term debt	(28.2)	(1.1)	–
Short-term borrowings	0.6	2.5	10.0
Repayments of short-term borrowings	(0.6)	(2.5)	(10.0)
Cash dividends paid	(5.9)	(5.9)	–
Proceeds from exercise of stock options	1.3	–	–
Spin-Off payment to Kimberly-Clark	–	–	(213.0)
Net transfers to Kimberly-Clark	–	–	(37.6)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	50.8	(3.6)	(37.8)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	0.1	0.1	–
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11.0)	(6.5)	19.1
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12.6	19.1	–
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1.6	$ 12.6	$ 19.1

See Notes to Consolidated and Combined Financial Statements

one

Background and Basis of Presentation

BACKGROUND

Neenah Paper, Inc. ("Neenah" or the "Company"), a Delaware corporation, was incorporated in April 2004 in contemplation of the spin-off by Kimberly-Clark Corporation ("Kimberly-Clark") of its fine paper and technical products businesses in the United States and its Canadian pulp business (collectively, the "Pulp and Paper Business"). In November 2004, Kimberly-Clark completed the distribution of all of the shares of Neenah's common stock to the stockholders of Kimberly-Clark (the "Spin-Off"). Kimberly-Clark stockholders received a dividend of one share of Neenah's common stock for every 33 shares of Kimberly-Clark common stock held. As a result of the Spin-Off, Kimberly-Clark transferred all of the assets and liabilities of the Pulp and Paper Business to Neenah. Following the Spin-Off, Neenah is an independent public company and Kimberly-Clark has no continuing stock ownership.

The fine paper business is a leading producer of premium writing, text, cover and specialty papers. The technical products business is a leading producer of durable, saturated and coated substrates for a variety of end uses. At the time of the Spin-Off, the Canadian pulp business consisted of pulp mills in Terrace Bay, Ontario and Pictou, Nova Scotia and the related woodlands (including 1,000,000 acres in Nova Scotia).

In May 2006, the Company announced a tentative agreement to transfer the Terrace Bay mill and related woodlands operations to certain affiliates of Buchanan Forest Products Ltd. ("Buchanan"). In August 2006, the Company consummated the agreement by transferring the mill and related woodlands operations (excluding certain working capital amounts and post-employment obligations) to Buchanan. Pursuant to the terms of the agreement, Buchanan assumed responsibility for substantially all liabilities related to the future operation of the mill in exchange for a payment of $18.6 million. For the year ended December 31, 2006, the results of operations of the Terrace Bay mill and the loss on transfer are reflected as discontinued operations in the consolidated and combined statements of operations. The consolidated results of operations for all prior periods have been restated to reflect the results of operations of the Terrace Bay mill as discontinued operations. See Note 4, "Discontinued Operations."

In June 2006, the Company completed the sale of approximately 500,000 acres of woodlands in Nova Scotia for gross proceeds of $139.1 million. The agreement includes a fiber supply agreement to secure a source of fiber for the Company's Pictou pulp mill. The transaction resulted in a net pretax gain of $131.6 million. Approximately $9.0 million of such gain was deferred and will be recognized in income pro-rata through December 2007. See Note 3, "Sale of Woodlands."

In October 2006, the Company completed the purchase of the outstanding interests of FiberMark Services GmbH & Co. KG and the outstanding interests of FiberMark Beteiligungs GmbH (collectively "Neenah Germany"). Neenah Germany was acquired from FiberMark, Inc. ("FiberMark") and FiberMark International Holdings LLC for $218 million in cash. The transaction was financed through $160 million of available cash and $58 million of debt drawn against the Company's revolving credit facility. The assets acquired as a result of the acquisition of Neenah Germany consist of three mills located near Munich and Frankfurt, that produce a wide range of products, including transportation and other filter media, nonwoven wall coverings, masking and other tapes, abrasive backings, and specialized printing and coating substrates. See Note 5, "Acquisitions."

BASIS OF CONSOLIDATION AND PRESENTATION

The consolidated and combined financial statements include the financial statements of the Company and its wholly owned and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated and combined financial statements reflect the consolidated operations of Neenah and its subsidiaries as a separate, stand alone entity subsequent to November 30, 2004, combined with the historical operations of the Pulp and Paper Business, which were operated as part of Kimberly-Clark prior to the Spin-Off. The combined financial statements for periods through November 30, 2004 have been derived from the consolidated financial statements and accounting records of Kimberly-Clark using the historical results of operations and the historical basis of assets and liabilities of the Pulp and Paper Business. Management believes the assumptions underlying the combined financial statements for these periods are reasonable. However, the combined financial statements included herein for periods through November 30, 2004 are not indicative of the Pulp and Paper Business' results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Pulp and Paper Business been a stand alone company during the periods presented. See Note 15, "Transactions with Kimberly-Clark."

Kimberly-Clark's investment in the Pulp and Paper Business is shown as "Kimberly-Clark's net investment" in the combined financial statements through November 30, 2004 because no direct ownership relationship existed among the entities that comprised the Pulp and Paper Business. Intercompany accounts between the Pulp and

Paper Business and Kimberly-Clark are combined with "Kimberly-Clark's net investment." As of November 30, 2004, the balance reflected in "Kimberly-Clark's net investment" was transferred to "Additional paid-in capital" of Neenah. "Accumulated deficit" reflected in the consolidated financial statements represents net losses beginning December 1, 2004.

Basic earnings (loss) per share ("EPS") are computed by dividing net income (loss) by the number of weighted-average shares of common stock outstanding. Diluted earnings (loss) per share are calculated to give effect to all potentially dilutive common shares applying the "Treasury Stock" method. Outstanding stock options, restricted shares, restricted stock units and restricted stock units with performance conditions represent the only potentially dilutive effects on the Company's weighted-average shares. Approximately 1,095,000, 790,000 and 875,000 potentially dilutive options in 2006, 2005 and 2004, respectively, were excluded from the computation of dilutive common shares.

The following table presents the computation of basic and diluted shares of common stock used in the calculation of EPS (amounts in thousands):

	Year Ended December 31,		
	2006	2005	2004
Basic shares outstanding	14,757	14,739	14,738
Add: Assumed incremental shares under stock compensation plans	90	48	61
Assuming dilution	14,847	14,787	14,799

Prior to the Spin-Off, certain corporate, general and administrative expenses of Kimberly-Clark were allocated to the Pulp and Paper Business, using a three-factor formula comprised of net sales, total assets and employee head count. In the opinion of management, such an allocation is reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for management to estimate for all historical periods presented, the actual level of expenses that might have been incurred had the Pulp and Paper Business been operating as an independent company. General corporate overhead primarily includes information technology, accounting, cash management, legal, tax, insurance and public relations. Such expenses for 2004 were $0.5 million. Subsequent to November 30, 2004, the Company performed these functions using its own resources or purchased services, some of which were provided by Kimberly-Clark pursuant to a Corporate Services Agreement. See Note 15, "Transactions with Kimberly-Clark."

Changes in Kimberly-Clark's net investment represent any funding from Kimberly-Clark for working capital and capital expenditures after giving effect to the Pulp and Paper Business' transfers to Kimberly-Clark of its cash flows from operations.

CASH PAYMENT TO KIMBERLY-CLARK

On November 30, 2004, the Company made a Spin-Off payment of $213 million to a Kimberly-Clark subsidiary primarily from the proceeds of a $225 million principal amount senior note offering (See Note 8, "Debt").

INCOME TAXES

For periods prior to November 30, 2004, income tax provisions and related deferred tax assets and liabilities of the Pulp and Paper Business were calculated on a separate tax return basis. However, Kimberly-Clark managed its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Pulp and Paper Business would have followed as a stand alone entity.

two

Summary of Significant Accounting Policies

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Actual results could differ from these estimates, and changes in these estimates are recorded when known. Significant management judgment is required in determining the accounting for, among other things, pension and post-employment benefits, retained insurable risks, allowances for doubtful accounts and reserves for sales returns and cash discounts, purchase price allocations, useful lives for depreciation, depletion and amortization, future cash flows associated with impairment testing for long-lived assets, income taxes, contingencies, inventory obsolescence and market reserves, valuation of stock-based compensation and derivative instruments.

REVENUE RECOGNITION

The Company recognizes sales revenue when all of the following have occurred: (1) delivery has occurred, (2) persuasive evidence of an agreement exists, (3) pricing is fixed or determinable, and (4) collection is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is largely dependent on shipping terms. Revenue is recorded at the

time of shipment for terms designated free on board ("FOB") shipping point. For pulp sales to Kimberly-Clark and other customers that are designated FOB destination, revenue is recognized when the product is delivered to the customer's delivery site. Sales are reported net of allowable discounts and estimated returns. Reserves for cash discounts, trade allowances and sales returns are estimated using historical experience.

Pursuant to a pulp supply agreement, sales terms to Kimberly-Clark subsequent to the Spin-Off were changed to FOB destination rather than FOB shipping point. As a result, net sales in December 2004 were reduced by $12.9 million, reflecting the one-time effect of this change in terms.

SHIPPING AND HANDLING COSTS

All amounts billed to customers in a sales transaction related to shipping and handling are recorded as revenue, and costs incurred by the Company for shipping and handling are recorded as costs of products sold.

FINANCIAL INSTRUMENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions.

The Company uses derivative instruments to manage exposures to foreign currency and commodity price risks. The Company principally uses foreign currency forward and pulp future contracts to hedge against these exposures. Derivative instruments are recorded on the balance sheet as assets or liabilities and measured at fair market value. Derivative instruments that have been designated as hedges of anticipated future cash flows are marked-to-market through accumulated other comprehensive income (balance sheet adjustments) until such time as the related forecasted transactions affect earnings. Derivatives that are not designated as hedges are adjusted to fair value through Other (income) expense – net. Fair value estimates are based on relevant market information, including current market rates and prices. The Company documents relationships between hedging instruments and hedged items, and links derivatives designated as cash flow hedges to specific forecasted transactions. The Company also assesses and documents, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows associated with the hedged items. Any hedge ineffectiveness is charged to expense in the period incurred.

INVENTORIES

U.S. inventories are valued at the lower of cost, using the Last-In, First-Out (LIFO) method for financial reporting purposes, or market. Canadian and German inventories are valued at the lower of cost, using either the First-In, First-Out (FIFO) or a weighted average cost method, or market. The FIFO values of total inventories valued on the LIFO method were $37.9 million and $35.2 million at December 31, 2006 and 2005, respectively. Cost includes labor, materials and production overhead. Inventories of the Canadian pulp operations include both roundwood (logs) and wood chips. These inventories are located both at the pulp mills and at various timberlands locations. In accordance with industry practice, physical inventory counts utilize "scaling" techniques to estimate quantities of roundwood, as well as various electronic devices to calculate wood chip inventory amounts. These techniques historically have provided reasonable estimates of such inventories.

FOREIGN CURRENCY

Balance sheet accounts of the Canadian pulp operations and Neenah Germany are translated from Canadian dollars and Euros, respectively, into U.S. dollars at period-end exchange rates, and income and expense are translated at average exchange rates during the period. Translation gains or losses related to net assets located in Canada and Germany are recorded as unrealized foreign currency translation adjustments within comprehensive income (loss) in stockholders' and invested equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in Other (income) expense-net in the consolidated and combined statements of operations.

PROPERTY AND DEPRECIATION

Property, plant and equipment are stated at cost, less accumulated depreciation. Certain costs of software developed or obtained for internal use are capitalized. When property, plant and equipment is sold or retired, the costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are recorded in Other (income) and expense – net. For financial reporting purposes, depreciation is principally computed on the straight-line method over the estimated useful asset lives. Weighted average useful lives are approximately 33 years for buildings, 9 years for land improvements and 17 years for machinery and equipment. The cost of permanent and secondary logging roads is capitalized and amortized over the estimated useful lives of the roads, generally 20 years. The cost of tertiary roads (which are not permanent) is expensed as incurred. For income tax purposes, accelerated methods of depreciation are used.

Estimated useful lives are periodically reviewed and, when warranted, changes are made to them. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their cost may not be recoverable. An impairment loss would be recognized when estimated undiscounted future pretax cash flows from the use of the asset are less than its carrying amount.

Measurement of an impairment loss is based on the excess of the carrying amount of the asset over its fair value. Fair value is generally measured using discounted cash flows. See Note 4, "Discontinued Operations" for a discussion of asset impairment losses recorded in 2005 and 2004 related to Terrace Bay's long-lived assets.

The costs of major rebuilds and replacements of plant and equipment are capitalized, and the cost of maintenance performed on manufacturing facilities, composed of labor, materials and other incremental costs, is charged to operations as incurred. Start-up costs for new or expanded facilities are expensed as incurred.

TIMBERLANDS

Timberlands are stated at cost, less the accumulated cost of timber previously harvested. The Company's owned timberlands have long-rotation and growing cycles averaging over 40 years. Capitalized costs for these timberlands include site preparation, initial planting and seeding. The costs of fertilization, control of competition (brush control) and seedling protection activities (principally herbicide and insecticide applications) during the stand establishment period also are capitalized. The Company charges capitalized costs, excluding land, to operations at the time the wood is harvested, based on periodically determined depletion rates.

Fertilization, control of competition and seedling protection activities following the stand establishment period are expensed as incurred. The Company pays stumpage fees for wood harvested under long-term licenses and charges such costs to operations as incurred. Costs of administration, insurance, property taxes and interest are expensed as incurred.

The Company distinguishes between costs associated with pre-merchantable timber and costs associated with merchantable timber. Costs of merchantable timber are currently depletable, whereas costs of pre-merchantable timber are not yet depletable. Timberland depletion rates for owned timberlands are calculated periodically, based on capitalized costs and the total estimated volume of timber that is mature enough to be harvested and processed. Timber inventory volume is determined by adding an estimate of current-year growth to the prior-year ending balance, less the current-year harvest. The volume and growth estimates are tested periodically using statistical sampling techniques. The depletion rate calculated at the end of the year is used to calculate the cost of timber harvested in the subsequent year.

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company follows the guidance of Statement of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS 141"), in recording goodwill arising from a business combination as the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed. All of the Company's goodwill was acquired in conjunction with the acquisition of Neenah Germany in October 2006. See Note 5, "Acquisitions."

Under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is subject to impairment testing at least annually. A fair-value-based test is applied at the reporting unit level, which is generally one level below the segment level. The test compares the fair value of an entity's reporting units to the carrying value of those reporting units. This test requires various judgments and estimates. The fair value of the reporting unit is determined using an estimate of future cash flows and a risk-adjusted discount rate to compute a net present value of future cash flows. An adjustment to goodwill will be recorded for any goodwill that is determined to be impaired. Impairment of goodwill is measured as the excess of the carrying amount of goodwill over the fair values of recognized and unrecognized assets and liabilities of the reporting unit. The Company tests goodwill for impairment at least annually on November 30 in conjunction with preparation of its annual business plan, or more frequently if events or circumstances indicate it might be impaired. Goodwill was last tested for impairment as of November 30, 2006 and no impairment was indicated.

Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). Intangible assets consist primarily of customer relationships, trade names and acquired intellectual property. Such intangible assets are being amortized using the straight-line method over estimated useful lives of between 10 and 15 years. Certain trade names valued at $6.9 million are estimated to have indefinite useful lives and as such are not being amortized.

RESEARCH EXPENSE

Research and development costs are charged to expense as incurred and are recorded in "Selling, general and administrative expenses" on the Consolidated and Combined Statement of Operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. The fair value of long-term debt is estimated using current market prices for the Company's publicly traded debt or rates currently available to the Company for debt of the same remaining maturities. The fair value of the Company's long-term debt at December 31, 2006 was $273.3 million compared to the carrying value of $282.3 million. The fair value of the Company's long-term debt at December 31, 2005 was $200.3 million compared to the carrying value of $226.3 million.

OTHER COMPREHENSIVE INCOME

Comprehensive income includes, in addition to net income, unrealized gains and losses recorded directly into a separate section of stockholders' equity on the consolidated balance sheet. These unrealized gains and losses are referred to as other comprehensive income items. The accumulated other comprehensive income (loss) shown on the consolidated balance sheets consists of foreign currency translation, deferred gains and (losses) on cash flow hedges, gains or losses, prior service costs or credits, and transition assets or obligations related to pensions and other post-employment benefits, and minimum pension liability adjustments. The foreign currency translation adjustments are not adjusted for income taxes since they relate to indefinite investments in the Canadian pulp operations and Neenah Germany.

The changes in the components of other comprehensive income (loss) are as follows:

	Year Ended December 31,								
	2006			2005			2004		
	Pretax Amount	Tax Effect	Net Amount	Pretax Amount	Tax Effect	Net Amount	Pretax Amount	Tax Effect	Net Amount
Unrealized foreign currency translation	$12.8	$ –	$12.8	$ 10.1	$ –	$ 10.1	$24.8	$ –	$24.8
Minimum pension liability	4.6	(1.7)	2.9	(20.5)	8.0	(12.5)	46.3	(16.3)	30.0
Deferred gain (loss) on cash flow hedges	(6.8)	2.5	(4.3)	7.4	(2.7)	4.7	(0.2)	0.1	(0.1)
Other comprehensive income (loss)	$10.6	$ 0.8	$11.4	$ (3.0)	$ 5.3	$ 2.3	$70.9	$(16.2)	$54.7

The components of accumulated other comprehensive income (loss), net of applicable income taxes are as follows:

	December 31,	
	2006	2005
Unrealized foreign currency translation	$ 80.8	$ 68.0
Adjustment to pension and other benefit liabilities (net of income tax benefits of $43.1 million and $11.6 million, respectively)[(a)]	(71.3)	(18.8)
Deferred gain on cash flow hedges (net of income tax expense of $0.2 million and $2.7 million, respectively)	0.4	4.7
Accumulated other comprehensive income	$ 9.9	$ 53.9

(a) Adjustment to pension and other liabilities at December 31, 2006, includes an adjustment of ($55.4) million, net of income tax benefits of $33.2 million related to the Company's initial adoption of SFAS No. 158. See Note 9, "Post-Employment and Other Benefits."

ACCOUNTING STANDARDS CHANGES

On December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158") which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. The Company was not affected by the measurement provisions of SFAS 158 because the Company currently measures the funded status of its benefit plans as of year-end. For a discussion of the impact of adopting SFAS 158, see Note 9, "Post-Employment and Other Benefits."

On January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") using the modified-prospective transition method. The restatement of prior year periods for the adoption of SFAS 123R is not permitted under the modified-prospective transition method. Stock-based compensation cost recognized under SFAS 123R in the year ended December 31, 2006 consisted of (a) compensation cost for all unvested stock-based grants outstanding as of January 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and (b) compensation cost for all stock-based awards granted subsequent to adoption based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. The amount of stock-based compensation cost recognized is based on the fair value of grants that are ultimately expected to vest and is recognized pro-rata over the requisite service period for the entire award. See Note 10, "Stock Compensation Plans."

In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition and measurement threshold for an enterprise to report tax positions in their financial statements. Under FIN 48 an enterprise must also make extensive disclosures about tax positions that do not qualify for financial statement recognition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition: the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of expense or benefit to recognize in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating FIN 48 and is currently unable to estimate the effect of adoption on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 does not require any new fair value measurements.

The definition of fair value in SFAS 157 retains the exchange price notion in earlier definitions of fair value and emphasizes that fair value is a market-based measurement, not an entity-specific measurement. SFAS 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Adoption of SFAS 157 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 provides guidance on the consideration to be given to prior year misstatements when quantifying misstatements in current year financial statements for purposes of determining whether the financial statements are materially misstated. SAB 108 requires the quantification of misstatements based on their impact to both the balance sheet and the statement of operations to determine materiality. The guidance provides for a one-time cumulative-effect adjustment to correct for misstatements for errors that were not deemed material under a company's prior approach but are material under the SAB 108 approach. SAB 108 is effective as of December 31, 2006 for calendar year companies. The Company did not have any SAB 108 adjustments.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Most of the provisions of SFAS 159 apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, *Fair Value Measurements*. The Company does not expect the adoption of SFAS 159 to have a material effect on its financial position or results of operations.

three

Sale of Woodlands

In June 2006, the Company completed the sale of approximately 500,000 acres of woodlands in Nova Scotia to Atlantic Star Forestry LTD and Nova Star Forestry LTD (collectively, the "Purchaser") for $139.1 million (proceeds net of transaction costs were $134.8 million). The Company received the total proceeds from the sale in cash at closing. The Company also entered into a fiber supply agreement (the "FSA") with the Purchaser to secure a source of fiber for the Company's Pictou pulp mill. Following the sale, the Company has approximately 500,000 acres of owned and 200,000 acres of licensed or managed woodlands in Nova Scotia.

Pursuant to the terms of the FSA, the Purchaser is required to make available to the Company sufficient woodlands acreage to yield 200,000 metric tons of softwood timber annually. The Company is required to bear all costs associated with harvesting the timber. Timber purchases under the FSA are at market-based prices subject to semi-annual adjustment. The FSA expires on December 31, 2010 and the Company has the option to unilaterally extend the contract for an additional five years. The FSA can be extended for a subsequent five years upon the mutual agreement of the Company and the Purchaser.

The sale qualified for gain recognition under the "full accrual method" described in Statement of Financial Accounting Standards No. 66, *Accounting for Sales of Real Estate* ("SFAS 66"). The Company's commitment to accept acreage offered by the Purchaser to satisfy the timber requirements for the first 18 months of the FSA represents a "constructive obligation." As a result, the Company recognized a net pretax gain on the sale of approximately $122.6 million in the three and six months ended June 30, 2006 and deferred approximately $9.0 million, which represents the Company's estimated maximum exposure to loss of profit due to the constructive obligation under the FSA. The deferral related to the constructive obligation will be amortized through December 2007. During the last six months of 2006, the Company recognized approximately $2.9 million of such deferred gain.

four

Discontinued Operations

TRANSFER OF THE TERRACE BAY MILL

Manufacturing operations at the Terrace Bay mill were suspended in February 2006 due to a lack of wood fiber for its operations. The mill's fiber supply was exhausted as a result of a strike started in January 2006 by the approximately 250 workers employed by the Longlac woodlands operations that supplied wood fiber to the mill. Most of the approximately 400 hourly and salaried workers employed at the mill were laid off during the two weeks following the suspension of manufacturing activities. In 2005, the Terrace Bay mill produced approximately 375,000 metric tons of pulp.

In May 2006, the Company announced a tentative agreement to transfer the Terrace Bay mill and related woodlands operations to certain affiliates of Buchanan. In August 2006, the Company consummated the agreement by transferring the mill and related woodlands operations (excluding certain working capital amounts and post-employment obligations) to Buchanan. Pursuant to the terms of the agreement, Buchanan assumed responsibility for substantially all liabilities related to the future operation of the mill in exchange for a payment of $18.6 million. The Terrace Bay mill held non-exclusive rights under a sustainable forest license to harvest wood on approximately 4.6 million acres of land owned by the Province of Ontario which was transferred to Buchanan.

At closing, the Company retained certain working capital amounts, primarily trade accounts receivable, finished goods inventory and trade accounts payable. In addition, the Company retained certain long-term disability obligations for current and former mill employees and post-employment medical and life insurance liabilities for current retirees.

In conjunction with the transfer of the Terrace Bay mill to Buchanan and as a closing condition of the agreement, the Company initiated plans to curtail and settle its Ontario, Canada defined benefit pension plan. In August 2006, the Company made a payment to the pension trust of approximately $10.8 million for the purchase of annuity contracts to settle its pension liability for current retirees. As a result of the transaction, the Company recognized a pension curtailment and settlement loss of approximately $26.4 million in the year ended December 31, 2006. In addition, the Company expects to record a settlement loss of approximately $40 million related to the future settlement of pension obligations for active employees. The amount of any funds that we may pay or receive and the timing of

recognition of the loss to settle the liability for active employees are dependent upon, among other things, an actuarial determination of the value of the obligations being settled, the cost of annuity contracts, regulatory approval to settle the plan and employee elections.

The results of operations and loss on disposal of the Terrace Bay mill are reflected as discontinued operations in the consolidated and combined statements of operations for each period presented. The following table presents the results of discontinued operations:

	Year Ended December 31,		
	2006	2005	2004
Net sales, net of intersegment sales	$ 46.0	$198.7	$ 243.3
Discontinued Operations:			
Loss from operations	$(46.8)	$ (84.2)	$(125.7)
Loss on disposal	(6.5)	–	–
Loss before income taxes	(53.3)	(84.2)	(125.7)
Benefit for income taxes	20.4	32.2	45.3
Loss from discontinued operations	$(32.9)	$ (52.0)	$ (80.4)

RESTRUCTURING ACTIVITIES AT TERRACE BAY:

The Company closed the No. 1 Mill in May 2005. The No. 1 Mill was originally constructed in 1948 and had annual capacity of approximately 125,000 metric tons of bleached kraft pulp. In conjunction with the closure, the Company offered early retirement and severance packages to approximately 150 employees.

During 2005, the Company recorded approximately $5.0 million for one-time termination benefits related to early retirement, severance and defined benefit pension plans in connection with the closure of the No.1 Mill and approximately $0.3 million for other exit costs. As of December 31, 2006, termination benefits of approximately $4.9 million had been paid to 147 employees. With respect to certain termination benefits that remain unpaid, such benefits relate to three employees that cannot be terminated until they return from long-term disability leave.

During the first quarter of 2005, the Company recorded a pretax, non-cash asset impairment loss of approximately $0.8 million related to the remaining value of the long-lived assets of the No. 1 Mill. In addition, the Company recorded $0.4 million of incremental training costs for employees in new positions as a result of the closure in 2005. Such training costs were expensed as incurred. The consolidated and combined statements of operations have been restated to reflect costs associated with the closure, including expenses related to employee training, for the year ended December 31, 2005 in Discontinued operations – loss from operations.

ASSET IMPAIRMENT LOSSES:

In December 2004, the Company performed an asset impairment test on the Terrace Bay, Ontario pulp mill under the guidance of SFAS 144. The facility had incurred operating losses in each of 2002, 2003 and 2004. The Company anticipated that the facility would continue to incur operating losses in 2005, 2006 and 2007. The principal causes of these projected losses were:

- continued high operating costs at this facility;
- substantially higher discounts, under the pulp supply agreement, for pulp sold to Kimberly-Clark than those at which pulp was transferred to Kimberly-Clark prior to the Spin-Off;
- anticipated lower market prices for pulp in the foreseeable future as a result of an expected downturn in the pulp cycle; and
- continued strength of the Canadian dollar relative to the U.S. dollar.

An extended period of operating losses is an indicator of impairment under SFAS 144. The results of the impairment test indicated that the carrying amount of the Terrace Bay facility would not be recoverable from estimated future undiscounted cash flows. The Company's estimate of the fair value of the Terrace Bay facility was based on probability weighted pretax cash flows from operating the facility, discounted at a risk-free interest rate. The significant assumptions the Company used to determine the estimate of fair value included its long-term projections of the market price of pulp, the projected cost structure of the facility and the long-term relationship of the Canadian dollar and the U.S. dollar. The estimated fair value of the Terrace Bay facility also reflected assumed improvements to the facility's cost structure resulting from the Company's plans for future capital projects and a plan for a cogeneration arrangement that would lower the cost of electricity.

In December 2004, the Company recorded a pretax, non-cash impairment loss of approximately $110.0 million to reduce the carrying amount of the Terrace Bay facility to its estimated fair value. In addition, in December 2004, in recognition of the probability that the No. 1 Mill would be closed, the Company recorded an additional impairment loss of approximately $2.8 million related to the long-lived assets of the Terrace Bay facility. A deferred tax benefit of approximately $40.8 million was recorded as a result of the impairment losses, resulting in a net after-tax charge of approximately $72.0 million.

In December 2005, due to continued large operating losses at the Terrace Bay facility, a review of strategic alternatives and anticipated continuing losses in 2006, the Company performed another impairment test of the facility which indicated that the carrying value of its long-lived assets was not recoverable from estimated future cash flows. In estimating the impairment loss, the fair value of

the facility was determined in a manner consistent with that applied in December 2004. While the significant assumptions used to determine the fair value of the facility were applied in a manner consistent with the prior year, the Company's probability-weighting of the estimated future cash flows was different. The estimated fair value for the facility indicated that its long-lived assets were fully impaired. As a result, the Company recorded a pretax, non-cash impairment loss of approximately $53.7 million to reduce the carrying amount of the facility's tangible long-lived assets to zero. A deferred tax benefit of approximately $20.6 million was recorded as a result of the impairment losses, resulting in a net after-tax charge of approximately $33.1 million. The consolidated and combined statements of operations have been restated to reflect asset impairment losses for the years ended December 31, 2005 and 2004 in Discontinued operations – loss from operations.

five

Acquisitions

In October 2006, the Company completed the purchase of the outstanding interests of Neenah Germany. Neenah Germany was acquired from FiberMark and FiberMark International Holdings LLC for $218 million in cash (the "Acquisition"). The Company also incurred approximately $5.1 million of transaction costs directly related to the Acquisition. The Acquisition was financed through $160 million of available cash and $58 million of debt drawn against the Company's revolving credit facility. The primary source of available cash used to finance the Acquisition was proceeds from the sale of woodlands in June 2006. See Note 3, "Sale of Woodlands." The consolidated results of the Company include Neenah Germany for all periods subsequent to the Acquisition.

The total cost of the acquisition has been allocated to the assets acquired and liabilities assumed in accordance with SFAS 141. Goodwill, of which approximately $2.5 million related to transaction costs is deductible for income tax purposes, and other intangibles recorded in connection with the Acquisition originally totaled $87.6 million and $28.0 million, respectively, and are reported within the Technical Products segment. See Note 16, "Segments." The Acquisition was consistent with the Company's stated strategic plan and direction to expand in the premium papers and technical products businesses. The goodwill amount recognized in the Acquisition is primarily due to synergies expected to be achieved from combining the technologies and expertise of Neenah Germany with the Company's existing Technical Products business. In addition, the Acquisition provided the Company with immediate entry into the profitable and growing filtration and nonwoven wall coverings segments of the Technical Products market. Of the $28.0 million of acquired intangible assets, $15.2 million was assigned to customer relationships, $5.0 million was assigned to registered trade names with definite lives and $0.9 million was assigned to acquired technology which are being amortized over weighted average useful lives of 15 years, 10 years and 10 years, respectively. Of the remaining balance of intangible assets acquired, $6.9 million was assigned to registered trade names with indefinite lives. The Company did not acquire any research and development assets as part of the Acquisition. The allocation of the purchase price to the fair value of assets acquired has not been completed pending payment for certain working capital amounts acquired in the Acquisition. In addition, the ultimate settlement with FiberMark for potential additional taxes due for Neenah Germany tax returns filed for periods prior to the Acquisition will impact the final allocation of the purchase price to the fair value of assets acquired.

The following table summarizes the preliminary allocation of the purchase price to the estimated fair value of the assets acquired and liabilities assumed at the date of Acquisition:

	As of October 11, 2006
Cash	$ 3.0
Accounts receivable	36.4
Inventories	23.8
Receivable from FiberMark for income taxes (Note 14)	9.8
Prepaid and other current assets	2.3
Property, plant and equipment at cost	133.4
Goodwill	87.6
Unamortizable intangible assets	6.9
Amortizable intangible assets	21.1
Other noncurrent assets	0.5
Total assets acquired	324.8
Accounts payable	21.4
Income taxes payable	9.8
Accrued expenses	4.9
Deferred income taxes	34.1
Employee benefits and other obligations	33.0
Total liabilities assumed	103.2
Net assets acquired	$221.6

The following unaudited condensed pro forma consolidated statements of operations for the years ended December 31, 2006 and 2005, were prepared as though the Acquisition had occurred on January 1, 2006 and 2005 (in millions, except per share data):

	Year Ended December 31,	
	2006	2005
Net Sales	$770.0	$760.3
Operating income	183.9	204.9
Income from continuing operations	101.4	112.6
Loss from discontinued operations	(32.9)	(52.0)
Net income (loss)	68.5	60.6
Earnings (Loss) Per Common Share:		
Basic		
Continuing operations	$ 6.87	$ 7.64
Discontinued operations	(2.23)	(3.53)
	$ 4.64	$ 4.11
Diluted		
Continuing operations	$ 6.83	$ 7.62
Discontinued operations	(2.22)	(3.53)
	$ 4.61	$ 4.09

These pro forma statements have been prepared for comparative purposes only and are not intended to be indicative of the Company's results had the Acquisition occurred on January 1, 2006 or 2005 or of its results in the future. The Company used the proceeds from the sale of woodlands in June 2006 (see Note 3 "Sale of Woodlands") to provide a substantial portion of the financing for the Acquisition. As a result, the pro forma financial statements have been adjusted to present the effects of the sale of the woodlands as if the sale occurred on January 1, 2005.

six

Risk Management

The Company is exposed to risks such as changes in foreign currency exchange rates and pulp prices. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. All foreign currency and commodity derivative instruments are either exchange traded or entered into with major financial institutions. Credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties. The notional amounts of the Company's derivative instruments do not represent amounts exchanged by the parties and, as such, are not a measure of exposure to credit loss. The amounts exchanged are determined by reference to the notional amounts and the other terms of the contracts.

In accordance with SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, the Company records all derivative instruments as assets (in Prepaid and other current assets and Other assets) or liabilities (in Accrued expenses or Noncurrent employee benefits and other obligations) on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in income or other comprehensive income, as appropriate. The related unrealized gain or loss from changes in the fair value of highly effective derivatives designated as cash flow hedges is recorded in Accumulated other comprehensive income (loss) in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income.

PULP PRICE AND FOREIGN CURRENCY RISK

The operating results, cash flows and financial condition of the Company are subject to pulp price risk. Because the price of pulp is established in U.S. dollars and the Company's cost of producing pulp is incurred principally in Canadian dollars, the profitability of the Company's pulp operations is subject to foreign currency risk. The Company uses foreign currency forward and pulp futures contracts to manage its foreign currency and pulp price risk. The use of these instruments allows management of this transactional exposure to exchange rate and pulp price fluctuations because the gains or losses incurred on the derivative instruments are intended to offset, in whole or in part, losses or gains on the underlying transactional exposure (see "Cash Flow Hedges" below). The Company's translation exposure related to its net investment in its Canadian subsidiaries is not hedged. In addition, the Company's reported operating results are affected by changes in the Euro exchange rate relative to the U.S. dollar. The Company's exposure to such Euro risk is not hedged.

The Company is also subject to price risk for electricity used in its manufacturing operations. At the Spin-Off, Kimberly-Clark transferred to the Company a fixed price forward purchase contract to hedge fluctuations in the price of electricity at the Terrace Bay mill. The contract matured on December 31, 2005 and was not replaced.

CASH FLOW HEDGES

At December 31, 2006, the Company had outstanding foreign currency forward exchange contracts designated as cash flow hedges of U.S dollar denominated pulp sales in a notional amount of $93 million Canadian dollars. The fair value of the contracts was a current asset of $0.7 million U.S. dollars. The weighted-average exchange rate for the foreign currency contracts at December 31, 2006 was $0.854 U.S. dollars per Canadian dollar. The contracts extend through December 2007 with the highest value of contracts maturing in January 2007. The Company recorded net pretax gains of $10.2 million and $4.3 million on foreign currency contracts as the forecasted transactions occurred in the years ended December 31, 2006 and 2005, respectively. Realized gains and losses on foreign currency forward exchange contracts are recorded in Other (income) expense – net on the consolidated and combined statements of operations.

Gains and losses on foreign currency forward exchange contracts related to the operations of the Terrace Bay mill have been recorded in Loss from discontinued operations on the consolidated and combined statements of operations. For the years ended December 31, 2006 and 2005, $2.6 million and $2.3 million of such gains have been recorded in Loss from discontinued operations.

During 2006 and 2005, the Company entered into a series of pulp futures contracts to hedge fluctuations in pulp prices through December 2006. At December 31, 2006, the Company had no outstanding pulp future contracts. The Company recorded net pretax gains (losses) of $(12.7) million and $0.6 million on pulp futures contracts as the forecasted transactions occurred in the years ended December 31, 2006 and 2005, respectively. Realized gains and losses on pulp derivatives are recorded in Net sales on the consolidated and combined statements of operations.

Gains and losses on pulp futures contracts related to the operations of the Terrace Bay mill have been recorded in Loss from discontinued operations on the consolidated and combined statements of operations. Gains (losses) of $(1.5) million and $0.4 million for the years ended December 31, 2006 and 2005, respectively, have been recorded in Loss from discontinued operations.

For the year ended December 31, 2006, changes in the fair value of the Company's derivative instruments were reflected in other comprehensive income. If future market rates are consistent with the rates assumed at December 31, 2006, a net pretax gain of approximately $0.7 million (or $0.4 million after-tax) is expected to be recognized in earnings during the next 12 months.

FOREIGN CURRENCY TRANSACTIONS

In May 2006, the Company entered into a foreign currency forward contract to eliminate variability in the U.S. dollar proceeds from the sale of woodlands in Nova Scotia, Canada (see Note 3 "Sale of Woodlands"). The Company settled the contract in June 2006 and had no realized gain or loss on settlement. The foreign currency forward contract had a notional value of $155 million Canadian dollars and an exchange rate of $0.902 U.S. dollars per Canadian dollar. Realized gains and losses on the foreign currency forward contract are recorded in Other (income) expense – net on the consolidated and combined statements of operations.

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in Other (income) expense – net in the consolidated and combined statements of operations. Net foreign currency transaction gains (losses) for the years ended December 31, 2006, 2005 and 2004 were $(0.4) million, $0.1 million and $(5.1) million, respectively.

Gains and losses resulting from foreign currency transactions related to the operations of the Terrace Bay mill have been recorded in Loss from discontinued operations. For the years ended December 31, 2006, 2005 and 2004, $0.4 million, $4.5 million and $4.0 million, respectively, of such foreign currency transactions losses have been recorded in Loss from discontinued operations.

seven

Income Taxes

Income tax expense in the Company's consolidated and combined financial statements has been calculated on a separate tax return basis. Income tax expense represented 37.2%, 36.6% and 36.0% of income from continuing operations before income taxes in 2006, 2005 and 2004, respectively. The following table presents the principal reasons for the difference between the effective tax rate and the U.S. federal statutory income tax rate:

	Year Ended December 31,		
	2006	2005	2004
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
U.S. state income taxes, net of federal income tax effect	3.1%	2.3%	2.2%
Foreign tax rate differences	(0.5)%	–	–
Other differences – net	(0.4)%	(0.7)%	(1.2)%
Effective income tax rate	37.2%	36.6%	36.0%

The following table presents the U.S. and foreign components of income from continuing operations before income taxes and the provision for income taxes:

	Year Ended December 31,		
	2006	2005	2004
Income from continuing operations before income taxes:			
U.S.	$150.0	$35.2	$84.4
Foreign	1.9	–	–
Total	$151.9	$35.2	$84.4
Provision for income taxes:			
Current:			
Federal	$ 20.0	$11.1	$26.6
State	2.8	1.0	2.1
Foreign	0.4	–	–
Subtotal	23.2	12.1	28.7
Deferred:			
Federal	29.5	0.6	1.5
State	4.3	0.2	0.2
Foreign	(0.5)	–	–
Subtotal	33.3	0.8	1.7
Total	$ 56.5	$12.9	$30.4

For periods subsequent to the Spin-Off, the Company has elected to treat its Canadian operations as a branch for U.S. income tax purposes. Therefore, the amount of income (loss) before income taxes from Canadian operations, generated after the Spin-Off, are included in the Company's consolidated U.S. income tax returns and such amounts are subject to U.S. income taxes.

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The components of deferred tax assets and liabilities are as follows:

	December 31,	
	2006	2005
Net current deferred income tax assets		
Accrued liabilities	$ (1.5)	$ 2.4
Employee benefits	3.0	0.5
Other	–	(1.2)
Net current deferred income tax assets	1.5	1.7
Net noncurrent deferred income tax assets		
Canadian timberlands	32.1	67.7
Employee benefits	50.3	17.3
Accumulated depreciation	(53.0)	(57.4)
Other	3.3	–
Net noncurrent deferred income tax assets	32.7	27.6
Total deferred income tax assets	$ 34.2	$ 29.3
Net noncurrent deferred income tax liability		
Accumulated depreciation	$ 29.9	$ –
Intangibles	11.2	–
Employee benefits	(4.2)	–
Other	(1.1)	–
Net noncurrent deferred income tax liabilities	$ 35.8	$ –

At December 31, 2006, the Company's net noncurrent deferred income tax liability was related to the operations of Neenah Germany. Prior to the Acquisition, the Company had no net noncurrent deferred income tax liabilities.

No valuation allowance has been provided on deferred income tax assets. In determining the need for valuation allowances, the Company considers many factors, including specific taxing jurisdictions, sources of taxable income, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance would be recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the deferred income tax asset will not be realized. As of December 31, 2006, the Company had $8.2 million of Canadian net operating losses, substantially all of which may be carried forward to 2015 to offset future taxable income. The Company has recorded a deferred tax liability to offset the deferred tax asset related to the Canadian net operating losses due to the U.S. Dual Consolidated Loss Recapture rules and provisions under SFAS 109. The Company has no foreign tax credits.

Pursuant to the terms of the purchase agreement with FiberMark (see Note 5, "Acquisitions"), the Company is liable for potential additional taxes due for Neenah Germany tax returns filed for periods prior to the Acquisition. FiberMark has agreed to indemnify the Company for such additional taxes and a portion of the purchase price has been reserved in an escrow account to fund the indemnification. The Company believes it is probable that Neenah Germany is liable for approximately $5.4 million in additional taxes for certain tax positions asserted in tax returns filed for prior years. As of December 31, 2006, the Company has recognized a current liability on the consolidated balance sheet for such potential additional taxes. The Company has also recognized a receivable in an equal amount in prepaid and other current assets on the consolidated balance sheet for the value of the indemnification. In addition, FiberMark has agreed to reimburse the Company for FiberMark's pro-rata share of taxes incurred by Neenah Germany in 2006 that have not been remitted to taxing authorities. As a result, the Company has recorded a receivable for $4.9 million in Prepaid and other current assets on the consolidated balance sheet.

As part of the Spin-Off transaction, the Company made a one-time Spin-Off payment of $213 million to Kimberly-Clark to fund the purchase of the Canadian pulp assets and related timberlands. In accordance with EITF 94-10, *Accounting by a Company for the Income Tax Effects of Transactions among or with Its Shareholders under FASB Statement No. 109*, the tax effects of the resulting change in the tax bases of the assets and liabilities were reflected in stockholders' and invested equity. The Company recorded a net credit to deferred income tax

assets of approximately $12.7 million and an offsetting charge to "Kimberly-Clark's net investment" on the statement of changes in stockholders' equity and invested capital.

Prior to the Spin-Off, the operations of the Pulp and Paper Business were included in the consolidated income tax returns of Kimberly-Clark. Kimberly-Clark agreed to indemnify the Company for all income tax liabilities and retain rights to all tax refunds relating to the Pulp and Paper Business in its consolidated income tax returns for periods through the date of the Spin-Off. Accordingly, the consolidated balance sheets do not include current or prior period income tax receivables or payables related to the Pulp and Paper Business.

eight

Debt

The following debt was incurred either as a result of or since the Spin-Off. Long-term debt is as follows:

	December 31,	
	2006	2005
7.375% Senior notes due 2014	$225.0	$225.0
Revolving bank credit facility (7.30% weighted-average variable rate), due 2010	57.3	–
Third-party financing (7.375% fixed rate) due in quarterly installments through December 2007	1.3	2.5
Neenah Germany project financing (3.8% fixed rate) due in equal semi-annual installments beginning June 2009	–	–
Neenah Germany revolving line of credit (variable rates)	–	–
Total Debt	283.6	227.5
Less: Debt payable within one year	1.3	1.2
Long-term debt	$282.3	$226.3

SENIOR UNSECURED NOTES

On November 30, 2004, the Company completed an underwritten offering of ten-year senior unsecured notes (the "Senior Notes") at an aggregate face amount of $225 million. The Senior Notes bear interest at a rate of 7.375%, payable May 15 and November 15 of each year. Interest payments commenced on May 15, 2005, and the Senior Notes mature on November 15, 2014. The Senior Notes are fully and unconditionally guaranteed by substantially all of the Company's subsidiaries, with the exception of Neenah Germany. In August 2005, the Company completed an offer to exchange the unregistered Senior Notes for registered notes with similar terms.

SECURED REVOLVING CREDIT FACILITY

On November 30, 2004, the Company entered into a Credit Agreement by and among the Company, certain of its subsidiaries, the lenders listed in the Credit Agreement and JP Morgan Chase Bank, N.A. as agent for the lenders (the "Credit Agreement"). Under the Credit Agreement, the Company had a secured revolving credit facility (the "Revolver") that provided for borrowings of up to $150 million. At December 31, 2005, no amounts were outstanding under the Revolver. Borrowing availability under the Revolver is reduced by outstanding letters of credit ("LOCs"). At December 31, 2005, the Company had approximately $5.2 million of LOCs outstanding and $144.8 million of borrowing availability under the Revolver. Amounts outstanding under the Revolver may be repaid, in whole or in part, at any time without premium or penalty except for specified make-whole payments on LIBOR-based loans.

The Credit Agreement is secured by substantially all of the Company's assets, including the capital stock of its subsidiaries and is guaranteed by Neenah Paper Company of Canada, a wholly-owned subsidiary. The Credit Agreement originally terminated on November 30, 2008.

The interest rate applicable to borrowings under the Revolver will be either (1) the applicable base rate plus 0.25% to 0.75% or (2) a LIBOR-based rate ranging from LIBOR plus 1.75% to LIBOR plus 2.25%. Interest is computed based on actual days elapsed in a 360-day year, payable monthly in arrears for base rate loans, or for LIBOR loans, payable monthly in arrears and at the end of the applicable interest period. The commitment is subject to an annual facility fee of 0.375% on the average daily unused amount of the commitment.

In October 2006, the Company entered into the Third Amendment (the "Third Amendment") to the Credit Agreement. Except as indicated, the Third Amendment retained the terms described above for the Credit Agreement. The Third Amendment, among other things, (i) provides for a secured revolving credit facility that provides for borrowings of up to $165 million, (ii) extends the termination date of the Credit Agreement to November 30, 2010, (iii) sets the interest rate under the Revolver to either (A) the Prime Rate (as defined in the Third Amendment) plus a percentage ranging from 0% to 0.75%, or (B) LIBOR plus a percentage ranging from 1.25% to 2.25%, (iv) reduces the commitment fee pricing on the Revolver, and (iv) makes other definitional, administrative and covenant modifications to the Credit Agreement.

The Company's ability to borrow under the Revolver is limited by the Third Amendment to the lowest of (a) $165 million, (b) the Company's borrowing base (as determined in

accordance with the amended Credit Agreement), and (c) the applicable cap on the amount of "credit facilities" under the indenture. Interest is computed based on actual days elapsed in a 360-day year, payable monthly in arrears for base rate loans, or for LIBOR loans, payable monthly in arrears and at the end of the applicable interest period. The commitment is subject to an annual facility fee of 0.25% on the average daily unused amount of the commitment.

In the Third Amendment, the lenders also consented to consummation of the Company's purchase of Neenah Germany. Neenah Germany is not a borrower or guarantor with respect to the Revolver. However, the Company pledged 65% of its equity interest in Neenah Germany as security for the obligations of the Company and its subsidiaries under the Credit Agreement.

As of December 31, 2006, the Company's borrowing base was approximately $153 million and $57.3 million of borrowings were outstanding under the Revolver. Interest on amounts borrowed under the Revolver is paid monthly. Borrowing availability under the Revolver is reduced by outstanding LOCs and reserves for certain other items as defined in the Credit Agreement. At December 31, 2006, the Company had approximately $2.8 million of LOCs outstanding and $88.2 million of borrowing availability under the Revolver. The weighted average interest rate on such borrowings was 7.30%. Amounts outstanding under the Revolver may be repaid, in whole or in part, at any time without premium or penalty except for specified make-whole payments on LIBOR-based loans. All principal amounts outstanding under the Revolver are due and payable on the date of termination of the Revolver. The amount of the borrowing base is subject to change from time to time in accordance with the terms of the Credit Agreement. Availability under the Credit Agreement will fluctuate over time depending on the value of the Company's inventory, receivables and various capital assets.

The Revolver, as amended, contains events of default customary for financings of this type, including failure to pay principal or interest, materially false representations or warranties, failure to observe covenants and other terms of the Revolver, cross-defaults to other indebtedness, bankruptcy, insolvency, various ERISA violations, the incurrence of material judgments and changes in control.

The indenture governing the Senior Notes and the Credit Agreement contain, among other provisions, covenants with which the Company must comply during the term of the agreements. Such covenants restrict the Company's ability to, among other things, incur certain additional debt, make specified restricted payments and capital expenditures, authorize or issue capital stock, enter into transactions with affiliates, consolidate or merge with or acquire another business, sell certain of its assets or liquidate, dissolve or wind-up. In addition, the terms of the Credit Agreement require the Company to achieve and maintain certain specified financial ratios. At December 31, 2006 and 2005, the Company was in compliance with all such covenants.

The Company's ability to pay cash dividends on its Common Stock is limited under the terms of both the Credit Agreement and the Senior Notes. At December 31, 2006, under the most restrictive terms of these agreements, the Company's ability to pay cash dividends on its common stock is limited to a total of $10.0 million in a twelve-month period.

In March 2007, the Company entered into the fourth amendment to the Credit Agreement. The fourth amendment retained the terms described above for the Credit Agreement except as described in such amendment. For a discussion of the modifications included in the fourth amendment to the Credit Agreement, see Note 20, "Subsequent Event."

OTHER NOTES

In December 2006, Neenah Germany entered into an agreement with HypoVereinsbank and IKB Deutsche Industriebank AG (the "Lenders") to provide project financing for the construction of a saturator. The Lenders have agreed to provide 10 million Euros of construction financing which will be secured by the saturator. The loan matures in December 2016 and principal is repaid in equal semi-annual installments beginning in June 2009. Principal outstanding under the agreement may be repaid at any time without penalty. The interest rate on amounts outstanding is 3.8% based on actual days elapsed in a 360-day year and is payable semi-annually. At December 31, 2006, no amounts were outstanding under this agreement.

Neenah Germany has an unsecured revolving line of credit (the "Line of Credit") with HypoVereinsbank that provides for borrowings of up to 15 million Euros for general corporate purposes. The Line of Credit terminates on November 30, 2007. Neenah Germany has the ability to borrow in either Euros or U.S. dollars. Interest is computed on U.S. dollar loans at the rate of 8.5% per annum and on Euro loans at EURIBOR plus a margin of 1.5%. Interest is payable quarterly and principal may be repaid at any time without penalty. At December 31, 2006, no amounts were outstanding under the Line of Credit.

During the first quarter of 2005, the Company obtained third-party financing to fund its purchase of enterprise resource planning (ERP) software. At inception, the present value of the financing agreement was $3.6 million (discounted at 7.375%) payable in quarterly installments through January 2008. At December 31, 2006, $1.3 million of such third-party financing was outstanding. In the first quarter of 2005, the Company issued a short-term note for $2.3 million to finance current year insurance premiums. The note was repaid in monthly installments through October 2005 including interest at the rate of 3.9% per annum.

PRINCIPAL PAYMENTS

The following table presents the Company's required debt payments:

	2007	2008	2009	2010	2011	There-after	Total
Debt payments	$1.3	$ –	$ –	$57.3	$ –	$225.0	$283.6

nine

Post-Employment and Other Benefits

ADOPTION OF SFAS 158

On December 31, 2006, the Company adopted SFAS 158 which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The following table presents the impact of the Company's adoption of SFAS 158 on its consolidated balance sheet as of December 31, 2006:

Incremental Effect of the Adoption of SFAS 158 on the Balance Sheet

	As of December 31, 2006		
	Before Adoption of SFAS 158	Adjustments	After Adoption of SFAS 158
Prepaid and other current assets	$ 25.6	$ 6.3	$ 31.9
Prepaid and intangible pension costs	59.9	(59.9)	–
Deferred income taxes	–	32.7	32.7
Total Assets	765.6	(20.9)	744.7
Accrued expenses	51.4	2.1	53.5
Deferred income taxes	36.3	(0.5)	35.8
Noncurrent employee benefits	79.3	32.9	112.2
Total Liabilities	525.3	34.5	559.8
Accumulated other comprehensive income	65.3	(55.4)	9.9
Total Stockholders' Equity	240.3	(55.4)	184.9
Total Liabilities and Stockholders' Equity	765.6	(20.9)	744.7

PENSION PLANS

Substantially all active employees of the Pulp and Paper Business participated in Kimberly-Clark's defined benefit pension plans and defined contribution retirement plans. On November 30, 2004, the Company assumed responsibility for pension and post-employment benefit obligations for active employees of the Pulp and Paper Business and former employees of the Canadian pulp operations. Pension and post-employment benefit obligations related to former employees of the U.S. paper operations were retained by Kimberly-Clark. Neenah Germany has defined benefit plans designed to provide a monthly pension upon retirement for all its hourly employees in Germany. There is no legal or governmental obligation to fund Neenah Germany's benefit plans and as such the Neenah Germany defined benefit plans are currently unfunded.

During 2005, hourly employees at the Pictou pulp mill, represented by the Communications, Energy and Paperworkers Union of Canada and the Company executed a new collective bargaining agreement providing for enhanced pension benefits. The amendment to the plan resulted in an increase of $6.9 million in the Company's projected benefit obligation and did not require a plan remeasurement.

Pension assets related to active employees of the U.S. paper operations for which the Company assumed responsibility were transferred from a Kimberly-Clark pension trust to a new trust for a pension plan established by the Company. The new pension plan provides for substantially similar benefits and credits such employees for service earned with Kimberly-Clark. In the fourth quarter of 2005, the transfer of assets by Kimberly-Clark to the new pension trust for obligations assumed by the Company in the Spin-Off was finalized and resulted in a credit of $0.7 million to Additional paid-in capital.

The Company's funding policy for its qualified defined benefit plans is to contribute assets to fully fund the accumulated benefit obligation ("ABO"). Subject to regulatory and tax deductibility limits, any funding shortfall is to be eliminated over a reasonable number of years. Nonqualified plans providing pension benefits in excess of limitations imposed by the taxing authorities are not funded.

The Company uses the fair value of pension plan assets to determine pension expense, rather than averaging gains and losses over a period of years. Investment gains or losses represent the difference between the expected return calculated using the fair value of the assets and the actual return based on the fair value of assets. The Company's pension obligations are measured annually as of December 31. As of December 31, 2006, the Company's pension plans had cumulative unrecognized investment losses and other actuarial losses of approximately $97.3 million.

A minimum pension liability for underfunded plans representing the excess of the unfunded ABO over previously recorded net pension liabilities was reflected on the consolidated balance sheet at December 31, 2005. The minimum pension liability is included in Noncurrent employee benefits and other obligations on the consolidated balance sheet. An offsetting amount was included as an intangible asset to the extent of unrecognized prior service cost, and the balance is included in accumulated other comprehensive income. The Company's minimum pension liability was eliminated upon its adoption of SFAS 158 at December 31, 2006.

The following is a summary of amounts related to the minimum pension liability recorded in accumulated other comprehensive income at December 31, 2005:

Minimum pension liability	$42.4
Less intangible assets	12.0
Accumulated other comprhensive income	$30.4

OTHER POST-EMPLOYMENT BENEFIT PLANS

Prior to the Spin-Off, the employees of the Pulp and Paper Business participated in Kimberly-Clark's health care and life insurance benefit plans (the "Benefit Plans"), which covered substantially all retirees and active employees. Certain benefits were based on years of service and/or age at retirement. The plans were principally noncontributory for employees who were eligible to retire on or before December 31, 1992 and contributory for most employees who retire on or after January 1, 1993. Kimberly-Clark provided no subsidized benefits to most employees hired after 2003. On November 30, 2004, the Company assumed responsibility for obligations for the active employees of the Company and former employees of the Canadian pulp operations and established new health care and life insurance benefit plans to provide substantially similar benefits and credit such employees for service earned with Kimberly-Clark.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") became law. Among other things, the Act provides a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. On April 1, 2004, FASB Staff Position 106-2 ("FSP 106-2"), *Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003*, was adopted. Adoption of FSP 106-2 reduced the Company's accumulated post-employment benefit obligation by approximately $6.8 million and resulted in an unrecognized actuarial gain of a similar amount. The adoption of FSP 106-2 resulted in an increase of $0.2 million in post-employment benefit costs in 2006 and a reduction in such costs of $0.5 million and $0.3 million in 2005 and 2004, respectively. During 2006 and 2005, the Company paid $31 thousand and $6 thousand, respectively, for prescription drug benefits for retirees who were eligible for Medicare Part D and has not been reimbursed for any such payments.

Prior to 2004, the U.S. benefit plans limited future annual per capita retiree medical benefits to no more than 200% of the 1992 annual per capita cost. These plans reached this limitation (the "Cap") and were amended during 2003. Among other things, the amendments index the Cap by 3% annually beginning in 2005 for certain employees retiring on or before April 1, 2004 and limit the future cost for retiree health care benefits to a defined fixed per capita cost for certain employees retiring after April 1, 2004. At December 31, 2006, the assumed inflationary pre-65 and post-65 health care cost trend rates used to determine year-end obligations and costs for the year ended December 31, 2007 was 8.9%, decreasing to 8.1% in 2008, and then gradually decreasing to an ultimate rate of 4.9% in 2013. The assumed inflationary pre-65 and post-65 health care cost trend rate used to determine obligations at December 31, 2005 and cost for the year ended December 31, 2006 was 9.8% in 2006, decreasing to 8.8% in 2007, and gradually decreasing to an ultimate rate of 4.8% in 2013.

In May 2005, the Company closed the No. 1 Mill at the Terrace Bay facility. See Note 4, "Discontinued Operations." In conjunction with the closure, the Company recognized a pretax charge of approximately $1.6 million related to a partial settlement of certain pension obligations.

The Company's obligations for post-employment benefits other than pensions are measured annually as of December 31. Accrued benefit obligations for the Company's other post-employment benefits of $3.4 million and $36.6 million are reflected in Accrued expenses and Noncurrent employee benefits and other obligations, respectively on the consolidated balance sheet.

The following table reconciles the benefit obligations, plan assets, funded status and net liability information of the Company's pension and other benefit plans. Amounts shown as N/A in the following table are not applicable at December 31, 2006 following the Company's adoption of SFAS 158.

	Pension Benefits		Post-Employment Benefits Other than Pensions	
	Year Ended December 31,			
	2006	2005	2006	2005
Change in Benefit Obligation:				
Benefit obligation at beginning of year	$449.9	$386.1	$ 76.1	$ 55.0
Service cost	8.1	10.7	2.2	1.5
Interest cost	22.3	21.9	3.5	3.1
Currency	2.5	11.7	1.2	1.9
Actuarial loss (gain)	(3.0)	34.1	(2.7)	14.7
Benefit payments from plans	(92.4)	(23.9)	(2.3)	(1.3)
Business combinations	34.8	–	2.6	–
Participant contributions	0.8	0.6	–	–
Special termination benefits	–	1.6	–	–
Plan amendments	(4.7)	6.9	(14.1)	1.2
(Gain) loss on plan curtailment	6.1	–	(26.5)	–
Gain on plan settlement	(4.7)	–	–	–
Other	–	0.2	–	–
Benefit obligation at end of year	$419.7	$449.9	$ 40.0	$ 76.1
Change in Plan Assets:				
Fair value of plan assets at beginning of year	$375.1	$328.5	$ –	$ –
Actual gain on plan assets	42.3	38.9	–	–
Employer contributions	24.2	18.7	2.3	1.3
Special termination benefit contributions	–	1.6	–	–
Currency	0.9	9.8	–	–
Benefit payments	(92.4)	(23.9)	(2.3)	(1.3)
Participant contributions	0.8	0.6	–	–
Adjustment related to Spin-Off	–	0.7	–	–
Other	–	0.2	–	–
Fair value of plan assets at end of year	$350.9	$375.1	$ –	$ –
Funded Status:				
Benefit obligations in excess of plan assets	$ N/A	$ (74.8)	$ N/A	$(76.1)
Unrecognized net actuarial loss	N/A	147.8	N/A	31.3
Unrecognized transition amount	N/A	(0.6)	N/A	–
Unrecognized prior service cost	N/A	12.4	N/A	(0.8)
Net amount recognized	$ N/A	$ 84.8	$ N/A	$(45.6)
Amounts Recognized in Balance Sheets:				
Current assets	$ 6.3	$ N/A	$ –	$ N/A
Current liabilities	(2.5)	N/A	(3.4)	N/A
Noncurrent liabilities	(72.6)	N/A	(36.6)	N/A
Prepaid benefit costs	N/A	84.8	N/A	–
Intangible asset	N/A	12.0	N/A	–
Accrued benefit costs	N/A	(42.4)	N/A	(45.6)
Accumulated other comprehensive income	N/A	30.4	N/A	–
Net amount recognized	$ (68.8)	$ 84.8	$(40.0)	$(45.6)

Amounts recognized in accumulated other comprehensive income consist of:

	Pension Benefits		Post-Employment Benefits Other than Pensions	
	December 31,			
	2006	2005	2006	2005
Accumulated net loss	$ 97.3	N/A	$14.3	N/A
Prior service cost (credit)	10.6	N/A	(7.5)	N/A
Transition asset	(0.3)	N/A	–	N/A
Total recognized in accumulated other comprehensive income	$107.6		$ 6.8	

Amounts shown as N/A in the preceding table were not applicable prior to the Company's adoption of SFAS 158 at December 31, 2006.

Summary disaggregated information about the pension plans follows:

	December 31,					
	Assets Exceed ABO		ABO Exceed Assets		Total	
	2006	2005	2006	2005	2006	2005
Projected benefit obligation	$207.3	$279.5	$212.4	$170.4	$419.7	$449.9
Accumulated benefit obligation	189.2	227.5	193.1	153.0	382.3	380.5
Fair value of plan assets	204.2	239.4	146.7	135.7	350.9	375.1

COMPONENTS OF NET PERIODIC BENEFIT COST

	Pension Benefits			Post-Employment Benefits Other than Pension		
	Year Ended December 31,					
	2006	2005	2004	2006	2005	2004
Service cost	$ 8.1	$ 10.7	$ 9.1	$ 2.2	$1.5	$ 1.2
Interest cost	22.3	21.9	24.2	3.5	3.1	3.4
Expected return on plan assets[(a)]	(30.3)	(27.7)	(27.7)	–	–	–
Recognized net actuarial loss	7.7	7.1	4.7	2.3	0.7	(4.6)
Amortization of unrecognized transition asset	(0.3)	(0.2)	(0.2)	–	–	–
Amortization of prior service cost	1.6	1.4	1.0	(1.3)	0.1	–
Amount of curtailment (gain) loss recognized	1.6	–	–	(19.9)	–	–
Amount of settlement loss recognized	24.8	–	–	–	–	–
Adjustment related to Spin-Off	–	–	(0.4)	–	–	(0.4)
Net periodic benefit cost (credit)	35.5	13.2	10.7	(13.2)	5.4	(0.4)
Less: Cost/(credit) related to discontinued operations[(b)(c)]	26.1	7.1	6.4	(18.2)	2.5	1.7
Net periodic benefit cost (credit) related to continuing operations	$ 9.4	$ 6.1	$ 4.3	$ 5.0	$2.9	$(2.1)

(a) The expected return on plan assets is determined by multiplying the fair value of plan assets at the prior year-end (adjusted for estimated current year cash benefit payments and contributions) by the expected long-term rate of return.

(b) In conjunction with the transfer of the Terrace Bay mill to Buchanan and as a closing condition of the agreement, the Company initiated plans to curtail and settle its Ontario, Canada defined benefit pension plan. The pension (credit) cost related to the operations of the Terrace Bay mill has been classified as Loss from discontinued operations on the consolidated and combined statements of operations.

(c) Pursuant to the terms of the transfer agreement, Buchanan assumed responsibility for post-employment medical and life insurance benefits for active employees at the Terrace Bay mill.

OTHER CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN OTHER COMPREHENSIVE INCOME

	Pension Benefits	Post-Employment Benefits Other than Pensions
	Year Ended December 31, 2006	
Net periodic benefit expense (income)	$ 35.5	$(13.2)
Net loss	97.3	14.3
Prior service cost (credit)	10.6	(7.5)
Transition asset	(0.3)	–
Total recognized in other comprehensive income	107.6	6.8
Total recognized in net periodic benefit cost and other comprehensive income	$143.1	$ (6.4)

The estimated net loss, prior service cost and transition (asset) for the defined benefit pension plans expected to be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $4.7 million, $1.7 million and $(0.2) million, respectively. The estimated net loss and prior service (credit) for post-employment benefits other than pension expected to be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $3.6 million and $(6.2) million, respectively.

ADDITIONAL INFORMATION

	Year Ended December 31,	
	2006	2005
Decrease (increase) in minimum liability included in other comprehensive income	$4.6	$(20.5)

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS

	Pension Benefits		Post-Employment Benefits Other than Pensions	
	December 31,			
	2006	2005	2006	2005
Discount rate	5.25%	5.20%	5.66%	5.22%
Rate of compensation increase	3.29%	3.24%	–	–

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST

	Pension Benefits			Post-Employment Benefits Other than Pensions		
	Year Ended December 31,					
	2006	2005	2004	2006	2005	2004
Discount rate	5.20%	5.75%	6.21%	5.22%	5.75%	6.17%
Expected long-term return on plan assets	8.39%	8.41%	8.50%	–	–	–
Rate of compensation increase	3.24%	3.75%	3.75%	–	–	–

EXPECTED LONG-TERM RATE OF RETURN AND INVESTMENT STRATEGIES

The expected long-term rate of return on pension fund assets held by the Company's pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. Also considered were the plans' historical 10-year and 15-year compounded annual returns. It is anticipated that on average the investment managers for each of the plans will generate annual long-term rates of return of 8.5%. The expected long-term rate of return on the assets in the plans was based on an asset allocation assumption of about 60% with equity managers, with expected long-term rates of return of approximately 10%, and 40% with fixed income managers, with an expected long-term rate of return of about 6%. The actual asset allocation is regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate. Following the Spin-Off, the Company is following a similar methodology for determining its long-term rate of return on pension assets and investment strategy and is continuing to evaluate its long-term rate of return assumptions.

PLAN ASSETS

Pension plan asset allocations are as follows:

	Percentage of Plan Assets		
	December 31,		
	2006	2005	2004
Asset Category			
Equity securities	65%	68%	66%
Debt securities	31%	24%	24%
Real estate	–%	–%	3%
Cash and money-market funds	4%	8%	7%
Total	100%	100%	100%

Plan assets were not invested in the Company's securities for periods subsequent to the Spin-Off or Kimberly-Clark securities prior to the Spin-Off.

CASH FLOWS

Based on December 31, 2006 exchange rates, the Company expects to contribute approximately $8.7 million to its pension trusts in 2007. During 2007, the Company

expects to settle its obligations for active employees in the Ontario, Canada defined benefit pension plan. The amount of any funds that the Company may pay or receive related to the termination of such pension obligations is dependent upon, among other things, an actuarial determination of the value of the obligations being settled, the cost of annuity contracts and employee elections.

FUTURE BENEFIT PAYMENTS

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Plans	Post-Employment Benefits Other then Pensions
2007	$143.6	$3.5
2008	11.3	2.7
2009	12.3	1.5
2010	13.6	1.8
2011	15.2	2.1
Years 2012–2016	103.1	15.0

HEALTH CARE COST TRENDS

Assumed health care cost trend rates affect the amounts reported for post-employment health care benefit plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage-Point	
	Increase	Decrease
Effect on total of service and interest cost components	$0.2	$(0.1)
Effect on post-retirement benefit obligation	2.0	(1.7)

DEFINED CONTRIBUTION RETIREMENT PLANS

Kimberly-Clark's contributions to its defined contribution retirement plans were primarily based on the age and compensation of covered employees. In connection with the Spin-Off, Kimberly-Clark transferred the related assets and liabilities of these plans to trusts established by the Company. In December 2004, the Company established defined contribution retirement plans that provide substantially similar benefits. Contributions to these plans, all of which were charged to expense, were $1.1 million in 2006, $1.0 million in 2005 and $0.5 million in 2004.

INVESTMENT PLANS

The Company provides voluntary contribution investment plans to substantially all employees. Under the plans, Kimberly-Clark matched a portion of employee contributions. In connection with the Spin-Off, Kimberly-Clark transferred the related assets and liabilities of these plans to trusts established by the Company. In December 2004, the Company established investment plans that provide substantially similar benefits. Costs charged to expense for company matching contributions under these plans were $1.3 million in 2006 and $1.2 million in each of 2005 and 2004.

ten

Stock Compensation Plans

The Company adopted and established the 2004 Omnibus Stock and Incentive Plan (the "Omnibus Plan") under unanimous written consent of its Board of Directors on December 1, 2004. The Company reserved 3,500,000 shares of $0.01 par value common stock ("Common Stock") for issuance under the Omnibus Plan. Pursuant to the terms of the Omnibus Plan, the compensation committee of the Company's Board of Directors may grant various types of equity-based compensation awards, including incentive and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), restricted stock units with performance conditions ("Performance Shares") and performance units, in addition to certain cash-based awards. All grants under the Omnibus Plan will be made at fair market value and no grant may be repriced. In general, the options expire ten years from the date of grant and vest over a three-year service period. At December 31, 2006, a total of 1,884,245 shares of Common Stock were reserved for future issuance under the Omnibus Plan.

On January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") using the modified-prospective transition method. The restatement of prior year periods for the adoption of SFAS 123R is not permitted under the modified-prospective transition method. Stock-based compensation cost recognized under SFAS 123R in the year ended December 31, 2006 consisted of (a) compensation cost for all unvested stock-based grants outstanding as of January 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and (b) compensation cost for all stock-based awards granted subsequent to adoption based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. The amount of stock-based compensation cost recognized is based on the fair value of grants that are ultimately expected to vest and is recognized pro-rata over the requisite service period for the entire award.

SFAS 123R amends Statement of Financial Accounting Standards No. 95, *Statement of Cash Flows*, to require the reporting of excess tax benefits related to the exercise or vesting of stock-based awards as cash provided by financing activities rather than as a reduction in income taxes paid and reported as cash provided by operations. For the year ended December 31, 2006, the Company recognized $67 thousand of excess tax benefits related to the

exercise or vesting of stock-based awards. The Company did not recognize any excess tax benefits for the years ended December 31, 2005 and 2004.

VALUATION AND EXPENSE INFORMATION UNDER SFAS 123R

The following table summarizes stock-based compensation costs and related income tax benefits. All stock-based compensation expense has been recorded in selling, general and administrative expenses.

	Year Ended December 31,		
	2006	2005	2004
Stock-based compensation expense	$ 5.8	$ 0.8	$ 0.6
Income tax benefit	(2.2)	(0.3)	(0.2)
Stock-based compensation, net of income tax benefit	$ 3.6	$ 0.5	$ 0.4

The adoption of SFAS 123R resulted in additional stock-based compensation expense of $4.2 million and income tax benefits of $1.6 million and reduced basic and diluted EPS by $0.17 for the year ended December 31, 2006.

The following table summarizes total compensation costs related to the Company's equity awards and amounts recognized in the year ended December 31, 2006.

	Stock Options[a]	Restricted Stock
Unrecognized compensation cost – December 31, 2005	$4.8	$1.8
Add: Grant date fair value current year grants	2.2	2.6
Less: Compensation expense recognized	3.7	2.1
Less: Grant date fair value of shares forfeited	–	0.1
Unrecognized compensation cost – December 31, 2006	$3.3	$2.2
Expected amortization period (in years)	1.0	2.2

(a) Fair value of current year grants includes $0.2 million related to a change in the Company's estimate of stock option forfeitures.

STOCK OPTIONS

For the year ended December 31, 2006, the Company granted options to purchase 166,382 shares of common stock to participants in its Long-Term Incentive Plan (the "LTIP"), options to purchase 11,220 shares of common stock to non-employee members of the board of directors ("Board Members") and options to purchase 5,000 shares to other employees. The options expire in ten years and the exercise price of the options was equal to the market price of the Company's common stock on the date of grant. Except for options awarded to Board Members, one-third of the options vest on each of the first three anniversaries of the date of grant. Options granted to Board Members vest one year from the date of grant. For the year ended December 31, 2006, the weighted-average exercise price for options granted was $29.39 per share. For the year ended December 31, 2005, the Company granted options to purchase 125,700 shares and 11,250 shares of common stock to LTIP participants and Board Members, respectively. The weighted-average exercise price and grant date fair value of such options was $32.52 and $12.46, respectively (see "Pro Forma Information Under SFAS 123 for Periods Prior to January 1, 2006").

The weighted-average grant date fair value for stock options granted during the year ended December 31, 2006 was $11.44 and was estimated using the Black-Scholes option valuation model with the following assumptions:

	Year Ended December 31, 2006
Expected life in years	5.9
Interest rate	4.8%
Volatility	37.9%
Dividend yield	1.4%

The expected term was estimated based upon historical data for Kimberly-Clark stock option awards and the expected volatility was estimated by reference to the historical stock price performance of a peer group of companies. The risk-free interest rate was based on the yield on U.S. Treasury bonds with a remaining term approximately equivalent to the expected term of the stock option award. Forfeitures were estimated at the date of grant.

The following table summarizes stock option activity under the Omnibus Plan for the year ended December 31, 2006:

	Number of Stock Options	Weighted-Average Exercise Price
Options outstanding – December 31, 2005	1,284,428	$31.90
Add: Options granted	182,602	$29.39
Less: Options exercised	42,383	$27.80
Less: Options forfeited/cancelled	23,126	$34.27
Options outstanding – December 31, 2006	1,401,521	$31.66

The status of outstanding and exercisable stock options as of December 31, 2006, summarized by exercise price follows:

	Options Vested or Expected to Vest				Options Exercisable		
Exercise Price	Number of Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Aggregate Intrinsic Value(a)	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value(a)
$24.01–$26.04	186,770	5.6	$24.26	$2.1	186,770	$24.26	$2.1
$26.95–$31.70	274,901	7.4	$29.37	1.6	90,852	$29.84	0.5
$32.60–$37.59	917,144	6.6	$33.85	1.8	684,221	$34.16	1.2
	1,378,815	6.6	$31.66	$5.5	961,843	$31.83	$3.8

(a) Represents the total pretax intrinsic value as of December 31, 2006 that option holders would have received had they exercised their options as of such date. The pretax intrinsic value is based on the closing market price for the Company's common stock of $35.32 on December 31, 2006.

The aggregate pretax intrinsic value of stock options exercised during the year ended December 31, 2006 was $0.2 million. No stock options were exercised during the years ended December 31, 2005 and 2004.

The following table summarizes the status of the Company's unvested stock options as of December 31, 2006 and activity for the year then ended:

	Number of Stock Options	Weighted-Average Grant Date Fair Value
Outstanding – December 31, 2005	544,144	$12.98
Add: Options granted	182,602	$11.44
Less: Options vested	333,770	$13.03
Less: Options forfeited/cancelled	13,580	$12.36
Outstanding – December 31, 2006	379,396	$12.23

As of December 31, 2006, certain participants met age and service requirements that allowed their options to qualify for accelerated vesting upon retirement. For the year ended December 31, 2006, there were 60,282 stock options subject to accelerated vesting that such participants would have been eligible to exercise if they had retired as of December 31, 2006. The aggregate grant date fair value of options subject to accelerated vesting was $0.7 million. For the year ended December 31, 2006, stock-based compensation expense for such options was $0.7 million. For the year ended December 31, 2006, the aggregate grant date fair value of options vested, including options subject to accelerated vesting, was $4.3 million. Stock options that reflect accelerated vesting for expense recognition become exercisable according to the contract terms of the stock option grant.

RESTRICTED STOCK AND RSUs

In February 2006, the Company granted 48,100 Performance Shares to LTIP participants. The measurement period for the Performance Shares is January 1, 2006 through December 31, 2006. Based on Company performance compared to revenue growth and return on invested capital targets, RSUs equal to between 30% and 225% of the performance award would be issued. At December 31, 2006, 76,375 RSUs (equal to 162.5% of the Performance Shares granted) were awarded. The RSUs carry a promise to pay out in Common Stock at a future date. In general, the RSUs issued become 100% vested two years from the end of the performance period. During the vesting period, the holders of RSUs are entitled to dividends, but are not permitted to vote such shares and the RSUs are forfeited in the event of termination of employment (as defined in the Omnibus Plan). The grant date fair value for the performance shares was $27.58 per share and was equal to the market price of the Company's common stock on the date of grant. Compensation cost is recognized pro rata over the vesting period.

In October 2006, in connection with the Company's acquisition of Neenah Germany, the Company granted 10,100 RSUs to certain key management employees of Neenah Germany. The RSUs vest three years from the date of grant. During the vesting period, the holders of RSUs are entitled to dividends, but are not permitted to vote such shares and the RSUs are forfeited in the event of termination of employment (as defined). The grant date fair value for the RSUs was $35.92 per share and was equal to the market price of the Company's common stock on the date of grant. Compensation cost is recognized pro rata over the vesting period.

During the year ended December 31, 2006, the Company awarded 3,510 RSUs to Board Members. The RSUs vest one year from the date of grant. During the vesting period, the holders of RSUs are entitled to dividends, but are not permitted to vote such shares and the RSUs are forfeited in the event holder does not continue to serve as a Board Member (as defined). The grant date fair value for the RSUs was $32.84 per share and was equal to the market price of the Company's common stock on the date of grant. Compensation cost is recognized pro rata over the vesting period.

In December 2004, the Company awarded 40,800 and 3,450 RSUs ("Fresh Start Grants") to LTIP participants and Board Members, respectively. The Fresh Start Grants awarded to LTIP participants vest over a five-year period, with one-third vesting on the third anniversary of the date of grant, one-third vesting on the fourth anniversary, and the balance vesting on the fifth anniversary. The RSUs awarded to Board Members vest on the first anniversary of the date of

grant. At December 30, 2006, 140,673 RSUs were outstanding, with 17,647 shares, 99,755 shares and 23,271 shares vesting in 2007, 2008 and 2009, respectively.

At the time of the Spin-Off, the vesting schedule of Kimberly-Clark restricted stock awards for employees of the Pulp and Paper Business were adjusted so that the awards vested on a prorated basis determined by the number of full years of employment with Kimberly-Clark during the restriction period. Unvested restricted shares of Kimberly-Clark common stock were forfeited. In December 2004, the Company awarded 25,360 replacement restricted shares to employees whose restricted shares of Kimberly-Clark common stock were forfeited. The number of restricted shares was calculated using a ratio conversion methodology approved under FASB Interpretation No. 44 based on the fair market value of the Company's common stock on the date of grant. At December 31, 2006, 19,190 of such restricted shares were outstanding, with 2,025 shares, 16,591 shares and 574 shares vesting in 2007, 2008 and 2009, respectively.

The following table summarizes the activity of the Company's unvested stock-based awards (other than stock options) for the year ended December 31, 2006:

	Restricted Stock	Weighted-Average Grant Date Fair Value	Performance Shares/RSUs	Weighted-Average Grant Date Fair Value
Outstanding – December 31, 2005	22,871	$34.28	55,193	$31.68
Add: Shares granted[(a)]	–	–	91,173	$28.71
Less: Shares vested	3,681	$34.28	2,934	$33.31
Less: Shares expired or cancelled	–	–	2,759	$30.03
Outstanding – December 31, 2006[(b)]	19,190	$34.28	140,673	$29.76

(a) Includes the grant of 88 RSUs to Canadian employees and directors in lieu of cash dividends. Such dividends-in-kind vest concurrently with the underlying RSU.
(b) The aggregate pretax intrinsic value of restricted stock and RSUs at December 31, 2006 was $0.8 million and $5.0 million, respectively.

PRO FORMA INFORMATION UNDER SFAS 123 FOR PERIODS PRIOR TO JANUARY 1, 2006

Prior to January 1, 2006, the Company applied the intrinsic value method permitted by Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations to account for stock option grants as permitted by SFAS 123. No employee compensation expense related to stock options has been charged to earnings because the exercise prices of all stock options granted were equal to the market value of the Company or Kimberly-Clark's common stock on the date of grant. SFAS 123R requires the recognition of compensation costs for stock-based awards subject to accelerated vesting upon retirement over a service period ending no later than the earliest date the employee becomes eligible for retirement, generally age 55 with five years of vested service. Prior to the adoption of SFAS 123R, the Company recognized compensation cost over the explicit service period for restricted stock and RSU awards subject to accelerated vesting upon retirement. For such awards and other stock-based awards granted prior to, but unvested as of, January 1, 2006, compensation cost will be recognized pro-rata over the explicit service period for the award and any remaining unamortized compensation cost will be recognized upon the employees' retirement.

The following table presents the effects on net income and earnings per share if the Company had adopted the fair value recognition provisions of SFAS 123 for options granted in the years ended December 31, 2005 and 2004.

	Year Ended December 31,	
(In millions, except per share data)	2005	2004
Reported net loss	$(29.7)	$(26.4)
Add: Stock-based compensation expense, net of tax effects, included in net income as reported	0.5	0.4
Less: Pro forma compensation expense, net of tax	(2.5)	(1.6)
Pro forma net loss	$(31.7)	$(27.6)
Reported earnings per share:		
Basic	$(2.02)	$(1.79)
Diluted	$(2.02)	$(1.79)
Pro forma earnings per share:		
Basic	$(2.15)	$(1.87)
Diluted	$(2.15)	$(1.87)

The weighted-average grant date fair value for stock options granted during the years ended December 31, 2005 and 2004 was estimated using the Black-Scholes option valuation model with the following assumptions:

	Year Ended December 31,	
	2005	2004
Expected life in years	5.9	4.7
Interest rate	3.9%	3.6%
Volatility	39.0%	36.3%
Dividend yield	1.2%	1.2%

The expected term was estimated based upon historical data for Kimberly-Clark stock option awards and expected volatility was estimated by reference to the historical stock price performance of a peer group of companies. The grant date fair market value of stock options awarded during the years ended December 31, 2005 and 2004 was $12.46 and $11.71, respectively. Forfeitures were estimated at the date of grant.

eleven

Goodwill and Other Intangible Assets

As of December 31, 2006, the Company had goodwill and net identifiable intangible assets of $92.0 million and $29.5 million, respectively. The following table details amounts related to those assets.

		December 31, 2006		
	Weighted-Average Amortization Period (Years)	Gross Amount	Accumulated Amortization	Net
Unamortizable intangible assets:				
Goodwill	Not amortized	$92.0	$ –	$92.0
Trade names	Not amortized	$ 7.2	$ –	$ 7.2
Amortizable intangible assets				
Customer based intangibles	15	16.2	(0.2)	16.0
Trade names	10	5.3	(0.1)	5.2
Acquired technology	10	1.1	–	1.1
Total		$29.8	$(0.3)	$29.5

Aggregate amortization expense in 2006 related to acquired intangible assets subsequent to the Acquisition was $0.3 million. Estimated annual amortization expense for each of the next five years is $1.7 million.

The following table presents changes in goodwill (all of which relates to the Company's Technical Products segment) for the year ended December 31, 2006:

Balance at December 31, 2005	$ –
Goodwill acquired in the Acquisition	87.6
Foreign currency translation	4.4
Balance at December 31, 2006	$92.0

twelve

Stockholders' Equity

COMMON STOCK

The Company has authorized 100 million shares of $0.01 par value common stock ("Common Stock"). Holders of the Company's Common Stock are entitled to one vote per share. In conjunction with the Spin-Off, 14,737,959 shares of Common Stock were issued to the stockholders of Kimberly-Clark as a dividend in the ratio of one share of the Company's Common Stock for every thirty-three shares of Kimberly-Clark common stock outstanding.

During 2006 and 2005, the Company acquired 1,185 shares and 814 shares of Common Stock at a cost of approximately $41,000 and $25,000, respectively, for shares surrendered by employees to pay taxes due on vested restricted stock awards.

Each share of our Common Stock contains a preferred stock purchase right that is associated with the share. These preferred stock purchase rights are transferred only with shares of Common Stock. The preferred stock purchase rights become exercisable and separately certificated only upon a "Rights Distribution Date" as that term is defined in our stockholder rights agreement adopted by the Company at the time of the Spin-Off. In general, a Rights Distribution Date occurs ten business days following either of these events: (i) a person or group has acquired or obtained the right to acquire beneficial ownership of 15 percent or more of the outstanding shares of our Common Stock then outstanding or (ii) a tender offer or exchange offer is commenced that would result in a person or group acquiring 15 percent or more of the outstanding shares of our Common Stock then outstanding.

PREFERRED STOCK

The Company has authorized 20 million shares of $0.01 par value preferred stock. The preferred stock may be issued in one or more series and with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by the Board of Directors of the Company. The board of directors is authorized by the Company's articles of incorporation to determine the voting, dividend, redemption and liquidation preferences pertaining to each such series. No shares of preferred stock have been issued by the Company.

thirteen

Commitments

LEASES

The future minimum obligations under operating leases having a noncancelable term in excess of one year as of December 31, 2006, are as follows:

2007	$1.3
2008	0.9
2009	0.8
2010	0.7
2011	0.6
Thereafter	1.4
Future minimum lease obligations	$5.7

Rental expense under operating leases was $2.0 million, $1.3 million and $0.9 million in 2006, 2005 and 2004, respectively.

PURCHASE COMMITMENTS

The Company has entered into long-term contracts for the purchase of sawmill wood chips. The minimum purchase commitments extend beyond 2009. Commitments under these contracts are approximately $48.0 million in 2007, $47.3 million in 2008, $43.9 million in 2009, $41.9 million in 2010 and $38.4 million in 2011. Total commitments beyond 2011 are $214.0 million.

In conjunction with the sale of 500,000 acres of woodlands in Nova Scotia, the Company entered into a Fiber Supply Agreement (the "FSA") with the purchaser. See Note 3, Sale of Woodlands. Pursuant to the terms of the FSA, the Company agreed to purchase 200,000 metric tons of softwood timber annually through December 31, 2010. Based on the contract price in effect at December 31, 2006, commitments under the FSA are approximately $5.7 million annually for 2007 through 2010. Timber purchases under the FSA are at market-based prices subject to semi-annual adjustment. The FSA expires on December 31, 2010 and can be extended for an additional five years at the Company's discretion. The FSA can be extended for a subsequent five years upon the mutual agreement of the Company and the Purchaser.

Although the Company is primarily liable for payments on the above mentioned leases and purchase commitments, management believes exposure to losses, if any, under these arrangements is not material.

fourteen

Contingencies and Legal Matters

LITIGATION

On February 19, 2007, certain former employees of Neenah Paper Company of Canada ("NPCC") who were previously employed in NPCC's Longlac woodlands operations brought suit against the Company and NPCC in the Ontario (Canada) Superior Court of Justice for damages the plaintiffs claim to have suffered from an alleged wrongful termination of employment by NPCC occurring on or about August 21, 2006. Eagle Logging Inc. (the purchaser of NPCC's Longlac woodlands assets on August 29, 2006), Terrace Bay Pulp Inc. (the purchaser of NPCC's Terrace Bay pulp mill), Buchanan Forest Products Ltd., Lucky Star Holdings Inc. (each affiliates of Eagle Logging Inc. and Terrace Bay Pulp Inc.), Kimberly-Clark Corporation and Kimberly-Clark Inc. have also been named in the lawsuit. The lawsuit seeks damages for severance and notice pay under Ontario law, as well as damages for wrongful termination, breach of contract, conspiracy and punitive damages, among other things. The Company and NPCC believe that the lawsuit is without merit and will vigorously defend the litigation.

The Company is involved in certain other legal actions and claims arising in the ordinary course of business. While the outcome of these legal actions and claims cannot be predicted with certainty, it is the opinion of management that the outcome of any such claim which is pending or threatened, either individually or on a combined basis, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

INDEMNIFICATIONS

In conjunction with the transfer of the Terrace Bay mill (see Note 4, "Discontinued Operations"), the Company entered into a pulp manufacturing agreement (the "Pulp Manufacturing Agreement") with Terrace Bay Pulp Inc. ("TBPI"). Pursuant to the Pulp Manufacturing Agreement, the Company has agreed to sell pulp manufactured by TBPI at the Terrace Bay mill to satisfy the Company's supply obligations under an amended and restated pulp supply agreement with Kimberly-Clark (as amended and restated, the "Pulp Supply Agreement"). The price paid by the Company under the Pulp Manufacturing Agreement will equal the price paid by Kimberly-Clark pursuant to the Pulp Supply Agreement. TBPI has agreed to perform substantially all of the Company's obligations under the Pulp Supply Agreement and, together with three of its affiliated companies, to indemnify and hold the Company harmless for any claims arising from the Terrace Bay mill's failure to so perform. The Pulp Manufacturing Agreement will terminate on December 31, 2010 or sooner by mutual agreement by the parties or upon the occurrence of certain events (as defined in the Pulp Manufacturing Agreement). The Company believes that any liability it may have under the Pulp Supply Agreement in excess of TBPI's indemnification under the Pulp Manufacturing Agreement is immaterial.

For the year ended December 31, 2006, the Company did not recognize revenue or cost in its consolidated and combined statement of operations for the pulp manufactured by TBPI at the Terrace Bay mill for sale to Kimberly-Clark. The Company receives payments from Kimberly-Clark for Kimberly-Clark's purchases of pulp from TBPI and immediately remits such payments to TBPI. In general, Kimberly-Clark pays for such pulp purchase in approximately 45 days from receipt of the product. Due to the lag in payments, at any given time, the Company has equal accounts receivable from Kimberly-Clark and accounts payable to TBPI for such pulp shipments. At December 31, 2006, the Company had a receivable from Kimberly-Clark for $19.8 million recorded in Accounts receivable, net on the Consolidated Balance Sheet and an equal payable to TBPI recorded in Accounts payable.

Pursuant to the terms of the purchase agreement with FiberMark (see Note 5, "Acquisitions"), the Company is liable for potential additional taxes due for tax returns filed for periods prior to the Acquisition. FiberMark has agreed to indemnify the Company for such additional taxes and a portion of the purchase price has been reserved in an escrow account to fund the indemnification. The Company believes it is probable that Neenah Germany is liable for approximately $5.4 million in additional taxes. See Note 7, "Income Taxes." As of December 31, 2006, the Company has recognized approximately $5.4 million as a current liability on the consolidated balance sheet for such potential additional taxes. The Company has also recognized a receivable in an equal amount in prepaid and other current assets on the consolidated balance sheet for the value of the indemnification. The Company does not believe its liability for such taxes are in excess of the escrow amount.

Pursuant to the Distribution Agreement, the Pulp Supply Agreement, the Employee Matters Agreement and the Tax Sharing Agreement, the Company has agreed to indemnify Kimberly-Clark for certain liabilities or risks related to the Spin-Off. See Note 15, "Transactions with Kimberly-Clark." Many of the potential indemnification liabilities under these agreements are unknown, remote or

highly contingent. Furthermore, even in the event that an indemnification claim is asserted, liability for indemnification is subject to determination under the terms of the applicable agreement. For these reasons, the Company is unable to estimate the maximum potential amount of the possible future liability under the indemnity provisions of these agreements. However, the Company accrues for any potentially indemnifiable liability or risk under these agreements for which it believes a future payment is probable and a range of loss can be reasonably estimated. As of December 31, 2006, management believes the Company's liability under such indemnification obligations was not material to the consolidated financial statements.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

Neenah is subject to federal, state, provincial and local laws, regulations and ordinances relating to various environmental, health and safety matters. The Company is in compliance with, or is taking actions designed to ensure compliance with, these laws, regulations and ordinances. However, the nature of the Company's business exposes it to the risk of claims with respect to environmental, health and safety matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Except for certain orders issued by environmental, health and safety regulatory agencies, with which management believes the Company is in compliance and which management believes are immaterial to the results of operations of the Company's business, Neenah is not currently named as a party in any judicial or administrative proceeding relating to environmental, health and safety matters.

While the Company has incurred in the past several years, and will continue to incur, capital and operating expenditures in order to comply with environmental, health and safety laws, regulations and ordinances, management believes that the Company's future cost of compliance with environmental, health and safety laws, regulations and ordinances, and its exposure to liability for environmental, health and safety claims will not have a material adverse effect on its financial condition, results of operations or liquidity. However, future events, such as changes in existing laws and regulations or contamination of sites owned, operated or used for waste disposal by the Company (including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material adverse effect on the Company's financial condition, results of operations or liquidity.

The Company incurs capital expenditures necessary to meet legal requirements and otherwise relating to the protection of the environment at its facilities in the United States and internationally. For these purposes, the Company has planned capital expenditures for environmental projects during the period 2007 through 2010 of approximately $2 million to $3 million annually. Following the completion of engineering studies and negotiations with local authorities and other interested parties in Canada, the Company does not anticipate any material capital expenditures would be required at the Pictou mill in the foreseeable future related to the effluent treatment system, total sulphur emissions or other environmental matters until 2009 or later. The Company's anticipated capital expenditures for environmental projects are not expected to have a material adverse effect on our financial condition, results of operations or liquidity.

EMPLOYEES AND LABOR RELATIONS

Hourly employees at the Pictou pulp mill are represented by the Communications, Energy and Paperworkers Union of Canada pursuant to a collective bargaining agreement expiring in May 2009.

Hourly employees at the Neenah, Whiting and Munising paper mills are represented by the United Steelworkers Union (the "USW"). The collective bargaining agreements for the Neenah, Whiting and Munising paper mills expire on February 1, 2009, July 1, 2009 and July 15, 2009, respectively. Additionally, these mills have bargained jointly with the union on pension matters. The agreements on pension matters for these mills expire in June 2007.

Approximately 50 percent of salaried employees and 80 percent of hourly employees of Neenah Germany are eligible to be represented by the Mining, Chemicals and Energy Trade Union, Industriegewerkschaft Bergbau, Chemie and Energie (the "IG BCE"). Union membership is voluntary, and under German law does not need to be disclosed to the Company. As a result, the number of employees covered by the collective bargaining agreement that expired on February 28, 2007 cannot be determined. The collective bargaining agreement covering union employees of Neenah Germany is negotiated by the IG BCE and a national trade association representing all employers in the industry. The collective bargaining agreement between the IG BCE and the national trade association expired on February 28, 2007. Negotiations on a new contract have not begun; however, the Company believes that expiration of the collective bargaining agreement will not result in a work stoppage.

fifteen

Transactions with Kimberly-Clark

During all periods presented, the Company sold or transferred softwood and hardwood pulp to Kimberly-Clark. For periods prior to the Spin-Off, such intra-company transfers were made pursuant to an advance transfer pricing agreement negotiated among Kimberly-Clark and certain taxing authorities. Under the advance transfer pricing agreement, pulp was transferred to Kimberly-Clark at a transfer price equal to a published industry index price less a discount. Net sales revenue for the pulp sold or transferred to Kimberly-Clark were $163 million, $135 million and $137 million for the years ended December 31, 2006, 2005 and 2004, respectively. For periods prior to the Spin-Off, settlement of pulp transfers was effected through Kimberly-Clark's net investment account. In connection with the Spin-Off, the Company and Kimberly-Clark entered into a new pulp supply agreement (the "Pulp Supply Agreement") as described below.

In connection with the Spin-Off, the Company and Kimberly-Clark executed and delivered a distribution agreement (the "Distribution Agreement"), and certain related agreements, which are summarized below.

DISTRIBUTION AGREEMENT

The Distribution Agreement provided for, among other things, the principal corporate transactions required to effect the separation of the Pulp and Paper Business from Kimberly-Clark, the distribution of the Company's common stock to the holders of record of Kimberly-Clark common stock and other agreements governing the Company's relationship with Kimberly-Clark after the Spin-Off. Pursuant to the Distribution Agreement, Kimberly-Clark transferred to the Company assets used primarily in the Company's business and in general the Company assumed and agreed to perform and fulfill all of the liabilities arising out of the ownership or use of the transferred assets or the operation of the transferred business. The Distribution Agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Pulp and Paper Business with the Company and financial responsibility for the obligations and liabilities of Kimberly-Clark's retained businesses with Kimberly-Clark except as may otherwise be provided in the Distribution Agreement.

PULP SUPPLY AGREEMENT

The Company and Kimberly-Clark have entered into the Pulp Supply Agreement, pursuant to which the Company agreed to supply and Kimberly-Clark agreed to purchase annually specified tonnages of northern bleached softwood and hardwood kraft pulp, except to the extent excused by a Force Majeure Event. For 2006, the commitment for northern bleached softwood kraft pulp was 322,000 metric tons. For 2007, and for 2008 and any subsequent year, the commitment is 365,000 metric tons and 345,000 metric tons, respectively. These tonnages have been and will be supplied to Kimberly-Clark by the Company's Pictou Pulp mill and, on a pass-through basis, by the Company's former Terrace Bay pulp mill (the "Terrace Bay Mill") which the Company sold to TBPI in August 2006. TBPI has agreed to perform substantially all of the Company's obligations under the Pulp Supply Agreement and, together with three of its affiliated companies, to indemnify and hold the Company harmless for any claims arising from the Terrace Bay Mill's failure to so perform. See Note 14, "Contingencies and Legal Matters." Based on current forecasts, the Pictou mill's supply commitments for 2007 and 2008 represent approximately 60%, and 55%, respectively, of the Pictou mill's total production of northern bleached softwood kraft pulp in 2006.

The Company's commitment to supply northern bleached hardwood kraft pulp from the Pictou mill for 2006 was 14,000 metric tons and for 2007 and 2008 is 20,000 and 10,000 metric tons, respectively. The commitments for 2007 and 2008 represent approximately 155% and 75%, respectively; of the Pictou mill's production of northern bleached hardwood kraft pulp in 2006. During 2006, the Company fulfilled its supply commitments pursuant to the Pulp Supply Agreement.

Under the Pulp Supply Agreement, the prices for northern bleached softwood kraft pulp and northern bleached hardwood kraft pulp will be based on published industry index prices for the pulp (subject to minimum and maximum prices for northern bleached kraft softwood pulp shipped to North America prior to December 31, 2007), less agreed upon discounts. The commitments are structured as supply-or-pay and take-or-pay arrangements. Accordingly, if the Company does not supply the specified minimums, the Company must pay Kimberly-Clark for the shortfall based on the difference between the contract price and any higher price that Kimberly-Clark pays to purchase the pulp, plus 10% of that difference. If Kimberly-Clark does not purchase the specified minimums, Kimberly-Clark must pay for the shortfall based on the difference between the contract price and any lower price the Company obtains for the pulp, plus 10% of the difference. The Company will incur the cost of freight to delivery points specified in the agreement.

The Pulp Supply Agreement may be partially terminated as to the Terrace Bay Mill portion of the pulp supply by either the Company or Kimberly-Clark giving a reduction notice on June 29, 2007. If either the Company or Kimberly-Clark gives such a notice, then the Terrace Bay portion of the contract will cease on or about June 30, 2008, unless an earlier termination date is otherwise agreed upon by the

parties. A June 30, 2008 termination of the Terrace Bay portion of the Pulp Supply Agreement would cancel the pass-through sales agreement between the Company and TBPI with respect to the Terrace Bay Mill, but does not terminate the Company's supply arrangements with Kimberly-Clark for pulp manufactured at the Pictou mill.

Either party can elect a two-year phase-down period for the agreement, to begin no earlier than January 1, 2009, under which the commitments for northern bleached softwood kraft pulp in the first and second years of the phase-down period would be 225,000 and 150,000 metric tons, respectively. If either company were to choose to terminate the Terrace Bay portion of the Pulp Supply Agreement pursuant to a reduction notice, the phase-down commitments in the first and second years would be 165,000 and 101,000 metric tons, respectively. Either the Company or Kimberly-Clark may terminate the pulp supply agreement for certain events specified in the agreement, including a material breach of the agreement by the other party that is not cured after 30 days' notice, insolvency or bankruptcy of the other party, or a fundamental change in the nature of the business of the other party that may substantially affect its ability to sell or to purchase or utilize pulp under the agreement. In addition, Kimberly-Clark may terminate the agreement if the ownership or control of the Company or any of its pulp production facilities becomes vested in or is made subject to the control or direction of, any direct competitor of Kimberly-Clark or any governmental or regulatory authority or any other third party, who in Kimberly-Clark's reasonable judgment may not be able to reliably perform the Company's obligations under the agreement. Kimberly-Clark may also terminate the agreement upon one year's notice if, as a result of the Company's forestry activities, continued use of the Company's pulp by Kimberly-Clark does or, in Kimberly-Clark's reasonable judgment is likely to, result in a substantial loss of sales of Kimberly-Clark's products or to otherwise materially and adversely affect the reputation of Kimberly-Clark or its products. Kimberly-Clark may also terminate the agreement upon 180 days' notice that the Company's failure to comply with United States customs requirements jeopardizes Kimberly-Clark customs certification.

The description above is a summary of the principal provisions of the Pulp Supply Agreement and is qualified in its entirety by the Amended and Restated Pulp Supply Agreement dated August 29, 2006.

CORPORATE SERVICES AGREEMENT

The Company and Kimberly-Clark entered into a Corporate Services Agreement whereby Kimberly-Clark provided the Company, on an interim, transitional basis, with various corporate support services, including: certain employee benefits administration and payroll, management information, transportation, environment and energy, purchasing, treasury, accounting and other services, as well as transitional office space for the Company's research team. Each service was made available to the Company on an as-needed basis through December 31, 2005, or such shorter or longer periods as may be provided in the Corporate Services Agreement. The fees charged for the services were generally based upon the costs of providing the services. In January 2006, the Company terminated substantially all services provided by Kimberly-Clark pursuant to the corporate services agreement.

EMPLOYEE MATTERS AGREEMENT

The Company and Kimberly-Clark entered into an Employee Matters Agreement which provides for their respective obligations to employees and former employees, who are or were, associated with the Pulp and Paper Business and for other employment and employee benefits matters.

Pursuant to the Employee Matters Agreement, the Company employed or offered to employ all employees of Kimberly-Clark with employment duties principally related to the Pulp and Paper Business on terms and conditions substantially similar to the terms and conditions of their employment with Kimberly-Clark. The Company maintained, subject to applicable laws, labor agreements with substantially the same terms and conditions that existed with Kimberly-Clark.

The Company also assumed, and indemnified Kimberly-Clark against, certain liabilities related to employees of the Pulp and Paper Business who are employed by the Company or retired Canadian employees. The Company assumed responsibility for the Kimberly-Clark retirement plans in which employees of the Pulp and Paper Business participated. The Company granted credit for service recognized under the Kimberly-Clark plans for all purposes under its plans. Kimberly-Clark transferred the assets and liabilities of the Kimberly-Clark retirement plans attributable to transferring active employees and retired Canadian employees of the Pulp and Paper Business to the Company.

In connection with the Spin-Off, outstanding options held by transferring employees under Kimberly-Clark's equity compensation plans (other than the Kimberly-Clark Corporation Global Stock Option Plan) were converted into substitute options to purchase Company common stock, or to the extent such options were exercisable they could, at the election of the option holder on or before November 30, 2004, remain exercisable in accordance with the terms of such plans as applicable to terminated employees.

TAX SHARING AGREEMENT

The Company and Kimberly-Clark have entered into a Tax Sharing Agreement, which generally governs Kimberly-Clark's and the Company's respective rights, responsibilities and obligations after the Spin-Off with respect to taxes attributable to the Company's business, as well as any taxes incurred by Kimberly-Clark as a result of the failure of the Spin-Off to qualify for tax-free treatment under Section 355 of the Code.

General Taxes. Under the Tax Sharing Agreement, Kimberly-Clark is generally liable for all pre-Spin-Off, and the Company is generally be liable for all post-Spin-Off, U.S. federal income taxes, foreign taxes and certain state taxes attributable to the Company's business. The Tax Sharing Agreement sets forth rules for determining which taxes are attributable to pre-Spin-Off and post-Spin-Off periods and rules on the effect of subsequent adjustments to those taxes due to tax audits or examinations.

Distribution Related Taxes. Under the Tax Sharing Agreement the Company is liable for taxes incurred by Kimberly-Clark that arise as a result of the Company taking or failing to take, as the case may be, certain actions that result in the Spin-Off failing to meet the requirements of a tax-free distribution under Section 355 of the Code. The Company is also liable for taxes incurred by Kimberly-Clark in connection with certain acquisitions or issuances of Company stock, even if such acquisitions or issuances occurred after the Spin-Off, if such acquisitions or issuances result in the Spin-Off failing to meet the requirements of a tax-free distribution pursuant to Section 355(e) of the Code.

Administrative Matters. The Tax Sharing Agreement also sets forth Kimberly-Clark's and the Company's respective obligations with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

sixteen

Business Segment and Geographic Information

The Company reports its operations in three segments: Fine Paper, Technical Products and Pulp. The Fine Paper business is a leading producer of premium writing, text, cover and specialty papers. The Technical Products business is a leading producer of filtration media, durable, saturated and coated substrates for a variety of end uses. The Pulp business consists of a mill and related timberlands, which produces northern bleached softwood and hardwood kraft pulp. Each segment requires different technologies and marketing strategies. Disclosure of segment information is on the same basis that management uses internally for evaluating segment performance and allocating resources.

Prior to the Spin-Off, Kimberly-Clark provided the Pulp and Paper Business with certain centralized administrative functions to realize economies of scale and efficient use of resources. The costs of shared services, and other administrative functions managed on a common basis, are allocated to the segments based on usage, where possible, or other factors based on the nature of the activity. The accounting policies of the reportable operating segments are the same as those described in Note 2, "Summary of Significant Accounting Policies."

BUSINESS SEGMENTS

	Year Ended December 31,		
	2006	2005	2004
Net sales			
Fine Paper	$223.9	$222.3	$220.8
Technical Products	183.1	130.6	132.3
Pulp	189.3	183.8	177.4
Intersegment sales	(2.0)	(2.0)	(1.7)
Consolidated	$594.3	$534.7	$528.8

	Year Ended December 31,		
	2006	2005	2004
Operating income			
Fine Paper	$ 56.2	$58.4	$67.0
Technical Products	9.2	10.5	21.9
Pulp[(a)]	115.8	(9.0)	5.2
Unallocated corporate costs	(12.8)	(6.5)	(8.3)
Consolidated	$168.4	$53.4	$85.8

(a) Operating income for the pulp segment in 2006 includes a gain on sale of woodlands of $125.5 million.

	Year Ended December 31,		
	2006	2005	2004
Depreciation and amortization			
Fine Paper	$ 9.5	$ 9.5	$ 9.7
Technical Products	6.2	4.0	3.7
Pulp	10.0	13.5	22.4
Unallocated corporate costs	4.5	2.0	0.2
Total	30.2	29.0	36.0
Less: Discontinued operations	–	3.4	11.5
Total Continuing Operations	$30.2	$25.6	$24.5

	Year Ended December 31,		
	2006	2005	2004
Capital expenditures			
Fine Paper	$ 4.8	$ 5.5	$ 3.5
Technical Products	6.7	2.4	1.6
Pulp	6.7	9.8	11.0
Corporate	6.9	8.0	3.0
Total	25.1	25.7	19.1
Less: Discontinued operations	–	4.2	8.0
Total Continuing Operations	$25.1	$21.5	$11.1

	December 31,	
	2006	2005
Total Assets		
Fine Paper	$111.0	$105.2
Technical Products	394.1	58.3
Pulp	202.6	352.0
Unallocated corporate and intersegment items	37.0	21.5
Total	$744.7	$537.0

GEOGRAPHIC INFORMATION

	Year Ended December 31,		
	2006	2005	2004
Net sales			
United States	$357.3	$352.9	$354.0
Canada	189.3	183.8	177.0
Europe	49.7	–	–
Intergeographic Items	(2.0)	(2.0)	(2.2)
Consolidated	$594.3	$534.7	$528.8

	December 31,	
	2006	2005
Total Assets		
United States	$223.5	$231.9
Canada	180.8	305.1
Europe	340.4	–
Total	$744.7	$537.0

Net sales are attributed to geographic areas based on the physical location of the entities comprising the Pulp and Paper Business and the Company for the respective years. Segment identifiable assets are those that are directly used in the segments operations. Corporate assets are primarily cash, prepaid pension costs and deferred financing costs.

CONCENTRATIONS

For the years 2006, 2005 and 2004, the Company had pulp sales to Kimberly-Clark of $163 million, $135 million and $137 million, respectively. For the periods presented, other than Kimberly-Clark, no single customer accounted for more than 10% of the consolidated and combined revenue of the Company. Except for wood chips used by the Pictou mill and certain specialty latex grades and specialty softwood pulp used by Technical Products, management is not aware of any significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material adverse affect on its operations. In 2006, two suppliers provided over 70% of the wood chips used by the Pictou mill. While management believes that alternative sources of critical supplies, such as wood chips, would be available, disruption of its primary sources could create a temporary, adverse effect on product shipments. An interruption in supply of a latex specialty grade or of specialty softwood pulp could disrupt and eventually cause a shutdown of production of certain technical products.

seventeen

Supplemental Data

SUPPLEMENTAL STATEMENT OF OPERATIONS DATA

	Year Ended December 31,		
	2006	2005	2004
Summary of Advertising and Research Expenses			
Advertising expense	$6.3	$7.9	$7.7
Research expense	3.5	2.2	1.5

SUPPLEMENTAL BALANCE SHEET DATA

	December 31,	
	2006	2005
Summary of Accounts Receivable – net		
Accounts Receivable:		
From customers	$105.2	$76.7
Other	11.7	6.0
Less allowance for doubtful accounts and sales discounts	(4.4)	(3.6)
Total	$112.5	$79.1

	December 31,	
	2006	2005
Summary of Inventories		
Inventories by Major Class:		
Raw materials	$24.2	$30.5
Work in progress	11.1	8.2
Finished goods	44.5	47.8
Supplies and other	3.4	7.6
	83.2	94.1
Excess of FIFO over LIFO cost	(8.3)	(7.0)
Total	$74.9	$87.1

	December 31,	
	2006	2005
Summary of Prepaid and Other Current Assets		
Indemnification from FiberMark for German taxes (Note 7)	$ 5.4	$ –
Receivable from FiberMark for German taxes (Note 7)	4.9	–
Spare parts	7.2	6.9
Prepaid pension costs (Note 9)	6.3	–
Other prepaid expenses	4.1	4.1
Prepaid income taxes	3.3	5.6
Cash flow hedges	0.7	7.2
Total	$31.9	$23.8

	December 31,	
	2006	2005
Summary of Property, Plant and Equipment – Net		
Land and land improvements	$ 2.7	$ 2.7
Buildings	124.9	81.2
Machinery and equipment	595.7	478.7
Roads	14.5	23.4
Timberlands	8.4	15.8
Construction in progress	21.9	15.0
	768.1	616.8
Less accumulated depreciation and depletion	412.5	398.9
Net Property, Plant and Equipment	$355.6	$217.9

Depreciation expense was $28.0 million, $27.0 million and $35.8 million in 2006, 2005 and 2004, respectively. Interest expense capitalized as part of the costs of capital projects was $0.3 million and $0.4 million in 2006 and 2005, respectively. No amount of interest expense was capitalized for periods prior to the Spin-Off or in December 2004 following the Spin-Off.

	December 31,	
	2006	2005
Summary of Accrued Expenses		
Accrued salaries and employee benefits	$26.6	$25.8
Accrued income taxes	10.2	–
Accrued interest	2.1	2.1
Deferred revenue	5.8	0.1
Other	8.8	10.8
Total	$53.5	$38.8

	December 31,	
	2006	2005
Summary of Noncurrent Employee Benefits and Other Obligations		
Pension benefits	$ 72.6	$17.3
Post-employment benefits other than pensions	36.6	44.2
Other	3.0	3.5
Total	$112.2	$65.0

SUPPLEMENTAL CASH FLOW DATA

	Year Ended December 31,		
	2006	2005	2004
Cash paid during period for interest, net of interest expense capitalized	$17.1	$15.8	$ –
Cash paid during period for income taxes, net of refunds	4.1	6.6	–
Non-cash transfers (to) from Kimberly-Clark (Note 7)	–	0.7	(14.5)
Non-cash investing activities:			
Liability for equipment acquired	(4.2)	(1.7)	–

eighteen

Condensed Consolidating Financial Information

Neenah Paper Company of Canada, Neenah Paper Michigan, Inc. and Neenah Paper Sales, Inc. (the "Guarantor Subsidiaries") guarantee the Company's Senior Notes. The Guarantor Subsidiaries are 100% owned by the Company and all guarantees are full and unconditional. At December 31, 2006, Neenah Paper Sales, Inc. was merged into Neenah Paper, Inc. (the parent company and issuer of the Senior Notes). The following condensed consolidating financial information is presented in lieu of consolidated financial statements for the Guarantor Subsidiaries as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005. Condensed consolidating financial information is not included for the years ended December 31, 2004 because: (a) historical information required to prepare the comparative consolidating statements was not maintained on a discrete comparable basis within Kimberly-Clark, (b) prior to the Spin-Off, the business operations that now constitute Neenah were not part of separate operating units or

divisions of Kimberly-Clark for which discrete financial statements were prepared and (c) the functions and operations of the assets and the related businesses as currently structured are substantially different from that which existed as a part of Kimberly-Clark.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2006				
	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Net sales	$223.9	$ 322.7	$49.7	$ (2.0)	$ 594.3
Cost of products sold	146.0	313.0	45.3	(2.0)	502.3
Gross profit	77.9	9.7	4.4	–	92.0
Selling, general and administrative expenses	34.6	19.7	2.6	–	56.9
Gain on sale of woodlands	–	(125.5)	–	–	(125.5)
Other (income) expense – net	(0.1)	(7.6)	(0.1)	–	(7.8)
Operating income	43.4	123.1	1.9	–	168.4
Equity in earnings of subsidiaries	(44.6)	–	–	44.6	–
Interest expense – net	14.9	1.6	–	–	16.5
Income from continuing operations before income taxes	73.1	121.5	1.9	(44.6)	151.9
Provision for income taxes	10.6	46.0	(0.1)	–	56.5
Income from continuing operations	62.5	75.5	2.0	(44.6)	95.4
Loss from discontinued operations	–	(32.9)	–	–	(32.9)
Net income	$ 62.5	$ 42.6	$ 2.0	$(44.6)	$ 62.5

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2005			
	Neenah Paper, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Net sales	$ 78.7	$584.0	$(128.0)	$534.7
Cost of products sold	69.3	497.4	(128.0)	438.7
Gross profit	9.4	86.6	–	96.0
Selling, general and administrative expenses	5.8	43.6	–	49.4
Other (income) expense – net	(0.2)	(6.6)	–	(6.8)
Operating income	3.8	49.6	–	53.4
Equity in earnings of subsidiaries	21.1	–	(21.1)	–
Interest expense – net	18.1	0.1	–	18.2
Income from continuing operations before income taxes	(35.4)	49.5	21.1	35.2
Provision for income taxes	(5.7)	18.6	–	12.9
Income from continuing operations	(29.7)	30.9	21.1	22.3
Loss from discontinued operations	–	(52.0)	–	(52.0)
Net loss	$(29.7)	$ (21.1)	$ 21.1	$ (29.7)

CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31, 2006				
	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
ASSETS					
Current assets					
Cash and cash equivalents	$ 0.1	$ 0.5	$ 1.0	$ -	$ 1.6
Accounts receivable – net	18.2	61.6	32.7	-	112.5
Inventories	17.0	30.2	27.7	-	74.9
Deferred income taxes	0.6	0.9	-	-	1.5
Intercompany amounts receivable	33.6	-	-	(33.6)	-
Prepaid and other current assets	7.3	12.2	12.4	-	31.9
Total Current Assets	76.8	105.4	73.8	(33.6)	222.4
Property, plant and equipment at cost	244.2	376.7	147.2	-	768.1
Less accumulated depreciation	145.0	264.9	2.6	-	412.5
Property, Plant and Equipment – net	99.2	111.8	144.6	-	355.6
Investments in Subsidiaries	341.8	-	-	(341.8)	-
Deferred Income Taxes	(3.7)	36.4	-	-	32.7
Goodwill (Note 5)	-	-	92.0	-	92.0
Intangible Assets (Note 5)	-	-	29.5	-	29.5
Other Assets	9.3	2.7	0.5	-	12.5
TOTAL ASSETS	$523.4	$256.3	$340.4	$(375.4)	$744.7
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Debt payable within one year	$ 1.3	$ -	$ -	$ -	$ 1.3
Accounts payable	13.7	37.3	23.7	-	74.7
Intercompany amounts payable	-	33.6	-	(33.6)	-
Accrued expenses	14.6	24.4	14.5	-	53.5
Total Current Liabilities	29.6	95.3	38.2	(33.6)	129.5
Long-term Debt	282.3	-	-	-	282.3
Deferred Income Taxes	-	-	35.8	-	35.8
Noncurrent Employee Benefits and Other Obligations	26.6	51.0	34.6	-	112.2
TOTAL LIABILITIES	338.5	146.3	108.6	(33.6)	559.8
STOCKHOLDERS' EQUITY	184.9	110.0	231.8	(341.8)	184.9
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$523.4	$256.3	$340.4	$(375.4)	$744.7

CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31, 2005			
	Neenah Paper, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
ASSETS				
Current assets				
Cash and cash equivalents	$ 12.0	$ 0.6	$ –	$ 12.6
Accounts receivable – net	(5.9)	87.0	(2.0)	79.1
Inventories	0.1	87.0	–	87.1
Intercompany amounts receivable	32.1	–	(32.1)	–
Deferred income taxes	0.7	1.0	–	1.7
Prepaid and other current assets	8.0	15.8	–	23.8
Total Current Assets	47.0	191.4	(34.1)	204.3
Property, plant and equipment at cost	222.1	394.7	–	616.8
Less accumulated depreciation	127.5	271.4	–	398.9
Property, Plant and Equipment – net	94.6	123.3	–	217.9
Investments in Subsidiaries	288.3	–	(288.3)	–
Prepaid and Intangible Pension Costs	9.8	61.9	–	71.7
Other Assets	(10.9)	54.0	–	43.1
TOTAL ASSETS	$428.8	$430.6	$(322.4)	$537.0
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Debt payable within one year	$ 1.2	$ –	$ –	$ 1.2
Accounts payable	10.1	32.3	(2.0)	40.4
Intercompany amounts payable	–	32.1	(32.1)	–
Accrued expenses	10.1	28.7	–	38.8
Total Current Liabilities	21.4	93.1	(34.1)	80.4
Long-term Debt	226.3	–	–	226.3
Noncurrent Employee Benefits and Other Obligations	15.8	49.2	–	65.0
TOTAL LIABILITIES	263.5	142.3	(34.1)	371.7
Stockholders' equity	165.3	288.3	(288.3)	165.3
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$428.8	$430.6	$(322.4)	$537.0

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2006				
	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
OPERATING ACTIVITIES					
Net income (loss)	$ 62.5	$ 42.6	$ 2.0	$(44.6)	$62.5
Adjustments to reconcile net income to net cash provided by operating activities					
Depreciation and amortization	14.0	13.3	2.9	–	30.2
Stock-based compensation	5.5	0.3	–	–	5.8
Loss on disposal of Terrace Bay (Note 4)	–	6.5	–	–	6.5
Loss on curtailment and partial settlement of pension plan (Note 4)	–	26.4	–	–	26.4
Deferred income tax provision	(6.9)	37.4	(0.5)	–	30.0
Gain on sale of woodlands (Note 3)	–	(125.5)	–	–	(125.5)
Loss on other asset dispositions	(0.1)	0.7	0.2	–	0.8
Net cash provided by (used in) changes in operating working capital, net of effects of acquisition	0.6	38.1	1.1	–	39.8
Equity in earnings of subsidiaries	(44.6)	–	–	44.6	–
Contribution to settle pension liabilities (Note 4)	–	(10.8)	–	–	(10.8)
Pension and other post-employment benefits	4.7	(4.2)	(0.2)	–	0.3
Other	(1.0)	0.7	0.1	–	(0.2)
NET CASH PROVIDED BY OPERATING ACTIVITIES	34.7	25.5	5.6	–	65.8
INVESTING ACTIVITIES					
Capital expenditures	(11.7)	(7.6)	(5.8)	–	(25.1)
Net proceeds from sale of woodlands (Note 3)	–	134.8	–	–	134.8
Payment for transfer of Terrace Bay (Note 4)	–	(18.6)	–	–	(18.6)
Acquisition of German operations, net of cash acquired	(218.6)	–	–	–	(218.6)
Other	0.4	(0.8)	0.2	–	(0.2)
NET CASH USED IN INVESTING ACTIVITIES	(229.9)	107.8	(5.6)	–	(127.7)
FINANCING ACTIVITIES					
Repayments of long-term debt	84.3	–	–	–	84.3
Debt issuance costs	(0.7)	–	–	–	(0.7)
Repayments of long-term debt	(28.2)	–	–	–	(28.2)
Short-term borrowings	0.6	–	–	–	0.6
Repayments of short-term borrowings	(0.6)	–	–	–	(0.6)
Cash dividends paid	(5.9)	–	–	–	(5.9)
Proceeds from exercise of stock options	1.3	–	–	–	1.3
Intercompany transfers – net	132.5	(133.4)	0.9	–	–
NET CASH PROVIDED BY FINANCING ACTIVITIES	183.3	(133.4)	0.9	–	50.8
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	–	–	0.1	–	0.1
NET INCREASE IN CASH AND CASH EQUIVALENTS	(11.9)	(0.1)	1.0	–	(11.0)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12.0	0.6	–	–	12.6
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 0.1	$ 0.5	$ 1.0	$ –	$ 1.6

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2005			
	Neenah Paper, Inc.	Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
OPERATING ACTIVITIES				
Net income (loss)	$(29.7)	$(21.1)	$21.1	$(29.7)
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	12.5	16.5	–	29.0
Stock-based compensation	0.8	–	–	0.8
Asset impairment loss	–	54.5	–	54.5
Deferred income tax benefit	(2.5)	(17.6)	–	(20.1)
Loss on other asset dispositions	0.1	0.4	–	0.5
Net cash provided by (used in) changes in operating working capital	(36.7)	26.6	–	(10.1)
Equity in earnings of subsidiaries	21.1	–	(21.1)	–
Pension and other post-employment benefits	2.5	(5.2)	–	(2.7)
Other	0.2	0.4	–	0.6
NET CASH PROVIDED BY OPERATING ACTIVITIES	(31.7)	54.5	–	22.8
INVESTING ACTIVITIES				
Capital expenditures	(8.4)	(17.3)	–	(25.7)
Other	(0.3)	0.2	–	(0.1)
NET CASH USED IN INVESTING ACTIVITIES	(8.7)	(17.1)	–	(25.8)
FINANCING ACTIVITIES				
Proceeds from issuance of long-term debt	3.4	–	–	3.4
Repayments of long-term debt	(1.1)	–	–	(1.1)
Short-term borrowings	2.5	–	–	2.5
Repayments of short-term borrowings	(2.5)	–	–	(2.5)
Cash dividends paid	(5.9)	–	–	(5.9)
Other	42.1	(42.1)	–	–
NET CASH PROVIDED BY FINANCING ACTIVITIES	38.5	(42.1)	–	(3.6)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	–	0.1	–	0.1
NET INCREASE IN CASH AND CASH EQUIVALENTS	(1.9)	(4.6)	–	(6.5)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13.9	5.2	–	19.1
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 12.0	$ 0.6	$ –	$ 12.6

nineteen

Unaudited Quarterly Data

	2006 Quarters				
	First	Second[a]	Third	Fourth[b]	Year
Net Sales	$132.9	$142.8	$141.4	$177.2	$594.3
Gross Profit	23.5	26.1	20.0	22.4	92.0
Operating Income	10.0	138.9	10.5	9.0	168.4
Income From Continuing Operations	3.4	84.2	4.6	3.2	95.4
Earnings (Loss) Per Common Share					
From Continuing Operations:					
Basic	$ 0.23	$ 5.71	$ 0.31	$ 0.22	$ 6.47
Diluted	$ 0.23	$ 5.68	$ 0.31	$ 0.21	$ 6.43

	2005 Quarters				
	First	Second	Third	Fourth	Year
Net Sales	$140.9	$130.1	$127.7	$136.0	$534.7
Gross Profit	30.5	30.1	24.3	11.1	96.0
Operating Income	18.9	18.5	15.4	0.6	53.4
Income (Loss) From Continuing Operations	8.9	9.1	7.0	(2.7)	22.3
Earnings (Loss) Per Common Share					
From Continuing Operations:					
Basic	$ 0.60	$ 0.62	$ 0.48	$ (0.18)	$ 1.51
Diluted	$ 0.60	$ 0.62	$ 0.47	$ (0.18)	$ 1.51

(a) Operating income for the second quarter of 2006 includes $122.6 million for the gain on sale of woodlands.
(b) Includes the results of Neenah Germany subsequent to October 10, 2006.

twenty

Subsequent Events

ACQUISITION OF FOX RIVER

In March 2007, the Company acquired the Fox Valley Corporation, which owns Fox River Paper Company, LLC ("Fox River"). The Company paid $52 million in cash for the acquisition and financed it through a combination of cash and debt drawn against its existing revolving credit facility. The assets acquired as a result of the acquisition of Fox River consist of four U.S. paper mills and various related assets, producing premium fine papers with well-known brands including STARWHITE®, SUNDANCE®, ESSE® and OXFORD®. The Fox River assets will be operated as part of the Company's fine paper business.

The Fox River acquisition strengthens the Company's Fine Paper business by providing added scale and the ability to offer a broader array of premium branded products and better service to its customers. In addition, the Company expects to realize economic benefits in part by consolidating operations of the two businesses, including manufacturing and administrative operations, to reduce costs as it integrates Fox River with its existing Fine Paper business.

In conjunction with the acquisition of Fox River, the Company announced plans to permanently close the Housatonic mill, located near Great Barrington, Massachusetts. The Housatonic mill, the smallest of the fine paper plants acquired in the Fox River acquisition, has annual production capacity of approximately 15,000 tons per year and is expected to cease manufacturing operations by the end of the second quarter. The Housatonic mill was not profitable due to its small size, cost structure and the pricing of many of the grades made there. Closing the mill will allow the Company to eliminate costs and improve margins while still serving the needs of key customers. The Company expects to incur one-time cash costs of approximately $3 million, which includes approximately $2 million for employee severance pay and approximately $1 million of other charges related to the closure.

AMENDMENT TO BANK CREDIT AGREEMENT

In March 2007, the Company entered into the Fourth Amendment (the "Fourth Amendment") to its Credit Agreement (as previously amended, the "Credit Agreement") dated as of November 30, 2004, by and among the Company, certain of its subsidiaries as co-borrowers or guarantors, the lenders party thereto and JPMorgan Chase Bank, N.A., as agent for the lenders. The Fourth Amendment, among other things, (i) increases the Company's secured revolving line of credit from $165 million to $180 million, and (ii) assists the Company in consummating the purchase of the outstanding stock of Fox, which owns Fox River for $52 million, and (iii) makes other definitional, administrative and covenant modifications to the Credit Agreement. The entities acquired by the Company pursuant to the Fox River transaction will become guarantors with respect to such secured revolving line of credit. Such entities will also be subsidiary guarantors with respect to the Company's Senior Notes.

Despite the increase in the total commitment to $180 million, the Company's ability to borrow under the revolving credit facility is limited by the terms of the Third Amendment to the lowest of (a) such commitment, (b) the Company's borrowing base (as determined in accordance with the amended Credit Agreement), and (c) the applicable cap on the amount of "credit facilities" under the indenture.

As part of closing the Fox River acquisition, the Company borrowed $54 million in principal under the Revolver. As of such date the total amount outstanding under the Revolver was approximately $111 million. All principal amounts outstanding under the Credit Agreement are due and fully payable on the date of termination of the Credit Agreement.

The Credit Agreement contains events of default customary for financings of this type, including failure to pay principal or interest, materially false representations or warranties, failure to observe covenants and other terms of the revolving credit facility, cross-defaults to other indebtedness, bankruptcy, insolvency, various ERISA violations, the incurrence of material judgments and changes in control.





















covers:
CLASSIC COLUMNS® Paper
Canyon Brown/
Classic Natural White
120 lb. duplex cover

pages 1 – 4:
CLASSIC CREST® Paper
Recycled Bright White ⊛
80 lb. text

pages 5 – 8:
CLASSIC® Linen Paper
Recycled Bright White ⊛
80 lb. text

pages 9 – 12:
CLASSIC COLUMNS® Paper
Recycled Bright White ⊛
80 lb. text

pages 13 – 16:
CLASSIC® Laid Paper
Recycled Bright White ⊛
75 lb. text

pages 17 – 22:
EAMES™ Paper
Furniture Finish ⊛
Tivoli Green, 24 lb. text

pages 23 – 26:
EAMES™ Paper
Architecture Finish
Eames White, 50 lb. text

pages 27 – 38:
CLASSIC CREST® Paper
Tarragon ⊛
80 lb. text

pages 39 – 110:
ENVIRONMENT® Paper
PC 100 Natural ⊛
80 lb. text

design and production:
ADDISON, NYC

copywriting:
STEPHEN STARBUCK

printing:
LP THEBAULT

laser die-cutting:
LASER EXCEL

illustration, cover, p 14–15:
SI SCOTT

photography, p 2–3:
IOULEX

illustration, p 6–7:
FAIYAZ JAFRI

photography, p 10–11:
LORNE BRIDGMAN

photography, p 23–26:
RICK BURDA

SW-COC-885 FSC Trademark
© 1996 Forest Stewardship Council A.C.

® PCF logos and trademarks are registered to the CFPA.

© 2005 Green Seal Certified.

® The Green-e logo is a Registered Trademark of the Center for Resource Solutions.

CORPORATE HEADQUARTERS

Neenah Paper, Inc.
3460 Preston Ridge Road
Suite 600
Alpharetta, GA 30005
678.566.6500
www.neenah.com

ANNUAL MEETING OF SHAREHOLDERS

The 2007 annual meeting of the shareholders of Neenah Paper, Inc. will be held Monday, May 14, 2007, at 1:00 p.m., Eastern time at Neenah's headquarters in Alpharetta, Georgia.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
877.498.8847

FINANCIAL AND OTHER COMPANY INFORMATION

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 is available on our website at www.neenah.com. In addition, financial reports, recent filings with the Securities and Exchange Commission (SEC), news releases and other information are available on our website. For a printed copy of our Form 10-K, without charge, please contact:

Neenah Paper, Inc.
Attn: Stockholder Services
3460 Preston Ridge Road
Suite 600
Alpharetta, GA 30005
866.548.6569
or via e-mail to investors@neenahpaper.com

CERTIFICATIONS

Neenah has included as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC, certifications of Neenah's Chief Executive Officer and Chief Financial Officer certifying the quality of our public disclosure. Further, Neenah's Chief Executive Officer has certified to the New York Stock Exchange (NYSE) that he is not aware of any violations by Neenah of the NYSE corporate governance listing standards.

TRADING AND DIVIDEND INFORMATION

	Common Stock Market Price		Dividends
	High	Low	Declared
2006			
Fourth quarter	$ 37.23	$ 33.25	$ 0.10
Third quarter	$ 34.58	$ 28.69	$ 0.10
Second quarter	$ 34.50	$ 28.71	$ 0.10
First quarter	$ 33.85	$ 26.81	$ 0.10
2005			
Fourth quarter	$ 30.52	$ 26.25	$ 0.10
Third quarter	$ 33.58	$ 28.71	$ 0.10
Second quarter	$ 33.90	$ 29.19	$ 0.10
First quarter	$ 36.62	$ 31.03	$ 0.10

As of February 28, 2007, Neenah had approximately 11,600 holders of record of its common stock.

STOCK EXCHANGE

Neenah Paper's common stock is traded on the New York Stock Exchange under the symbol NP.

NP
LISTED
NYSE

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
191 Peachtree Street
Suite 1500
Atlanta, GA 30303

TRADEMARKS

The brand names mentioned in this report – ATLAS, CLASSIC, CLASSIC COLUMNS, CLASSIC COTTON, CLASSIC CREST, EAMES, ENVIRONMENT, KIMDURA, NEENAH, NEOBOND, PRETEX, PREVAIL, VARITESS – are trademarks of Neenah Paper, Inc.

END